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As filed with the Securities and Exchange Commission on August 9, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EQUALLOGIC, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3572 (Primary Standard Industrial Classification Code No.)	02-0526678 (I.R.S. Employer Identification No.)
110 Spit Brook Road Building ZKO2 Nashua, NH 03062 (603) 249-7700 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Donald P. Bulens
President and Chief Executive Officer
110 Spit Brook Road
Building ZKO2
Nashua, NH 03062
(603) 249-7700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
David A. Westenberg, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	William J. Schnoor, Jr., Esq. Jocelyn M. Arel, Esq. Nicole G. Fitzpatrick, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

            If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock, par value $0.01 per share	$125,000,000	$3,838

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 9, 2007

                  Shares

Common Stock

          This is an initial public offering of shares of common stock of EqualLogic, Inc.

          EqualLogic is offering             of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional              shares. EqualLogic will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $          and $         . We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "EQLX."

          See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to EqualLogic	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          To the extent that the underwriters sell more than                          shares of our common stock, the underwriters have the option to purchase up to an additional                          shares from EqualLogic and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on             , 2007.

Goldman, Sachs & Co.	Credit Suisse

RBC Capital Markets	Pacific Crest Securities	Canaccord Adams

Prospectus dated                          , 2007.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms "EqualLogic," "our company," "we," "us" and "our" in this prospectus to refer to EqualLogic, Inc. and its subsidiaries.

EqualLogic

Overview

          EqualLogic is a leading provider of high-performance storage products that simplify the way enterprises retain, access, manage and protect their data. Our products are designed specifically for mid-sized enterprises that have complex storage needs but cannot justify the high procurement and ongoing management costs of other storage area network, or SAN, alternatives. Our products are offered in an integrated, all-inclusive package that combines resilient disk storage with a comprehensive suite of intelligent storage management software.

          Our product architecture employs innovative, proprietary virtualization software that severs the traditional tie between stored data and disk drive hardware. This virtualization software masks the complexity of the underlying storage configuration and enables our storage arrays to cooperate with one another to automatically share resources and balance workloads. Our products are based on the iSCSI network protocol, which utilizes widely-deployed Internet Protocol, or IP, networks. As a result, our customers can cost-effectively install, expand and modify their data storage resources.

          We sell our products exclusively through our network of more than 500 channel partners, and have sold our products to more than 2,500 customers in 30 countries across a broad range of industries. Our revenue was $10.4 million, $30.0 million and $68.1 million during the years ended December 31, 2004, 2005 and 2006, respectively, with corresponding net losses of $12.1 million, $9.4 million and $0.5 million, respectively. During the three months ended March 31, 2007, we had revenue of $23.8 million and a net loss of $1.2 million.

Industry Background

          Significant business and technological trends are rapidly increasing the demands on enterprise storage systems. These trends include rapid data growth, server virtualization and the critical need for data protection and disaster recovery. Mid-sized enterprises require flexible and secure storage systems capable of optimizing performance and functionality even as their stored data increases. At the same time, enterprises must accomplish these goals with lower capital, operating and management costs.

          Enterprises are increasingly deploying SANs to address their storage challenges. According to IDC, a leading technology research firm, new storage capacity deployed on SANs will increase at a compound annual growth rate of 67.4% between 2006 and 2011. Given the lower cost, wide availability and ease of use of IP networking, SANs are being deployed on IP networks at a more rapid rate than on traditional Fibre Channel networks. According to IDC, the iSCSI SAN market is the fastest growing segment of the disk storage industry and is expected to grow from $0.6 billion in 2006 to $6.0 billion in 2011, a compound annual growth rate of 60.9%.

          Our competitors typically offer mid-sized enterprises stripped-down versions of their high-end SAN products, which are complex to deploy and manage. These competitors also have business models that require their customers to purchase additional software and professional services to achieve essential functionality. As a result, a substantial unmet need has developed among mid-sized enterprises for cost-effective storage systems that provide seamless capacity growth, high-performance, high-reliability, advanced data protection and ease-of-management.

The EqualLogic High-Performance Storage Solution

          Our high-performance PS Series SANs are specifically designed to be cost effective and easy for mid-sized enterprises to deploy and manage. Our products are highly reliable through the use of fault tolerance, full redundancy and hot-swappable components. Our PS Series products are sold in one all-inclusive package with all required hardware and software components. Our products can be expanded without downtime and collaborate automatically as additional arrays are added to increase both performance and capacity. This enables our customers to "pay-as-they-grow."

          Our PS Series storage products provide our customers with the following benefits:

  •
  Robust feature set: Our products include, at no extra cost, our pre-installed data management software with features such as virtualization, automatic load balancing, storage tiering, centralized management, thin provisioning and advanced data protection.

  •
  Easy to purchase, deploy and manage: Our products are delivered ready to deploy, operate and automatically perform common storage tasks "out-of-the-box." Our products can be managed by IT generalists without the need for professional services or additional software.

  •
  On-demand scalability: Our products are able to scale automatically without downtime from a single-array SAN to a large multi-array SAN, with performance and capacity increasing as each array is added.

  •
  High performance: Our products provide exceptional performance for the applications deployed by our customers to run their businesses.

  •
  Low total cost of ownership: Our self-managing products operate on lower cost IP networks, are expandable in increments and are bundled with all software features at no additional cost. Customers that purchase service agreements receive new software capabilities at no charge on an ongoing basis.

Our Strategy

          Our goal is to be the leading provider of IP SANs that address the current and emerging storage needs of mid-sized enterprises. The key elements of our strategy are to:

  •
  Maintain our customer-focused approach: We will continue to enhance our product family and customer service capabilities with the goal of making storage management even easier and more cost-effective for our customers.

  •
  Leverage our installed customer base: We will gain future sales from existing customers as their capacity needs grow and as they deploy additional applications.

  •
  Extend our technology advantage: We will continue to invest in technology to deliver even more innovative and higher-performance products and to identify challenging storage needs that our products can address.

  •
  Expand our channel presence and brand to accelerate new customer acquisition: We will expand our 100% channel model across a broad range of industries and geographies to increase our rate of new customer acquisition.

  •
  Enhance the value of our products: We will continue to augment the software capabilities we include in our products under our "pay-one-price" business model to provide even more feature-rich products and increasing value to our customers.

Corporate Information

          We were incorporated in Delaware in May 2001. Our corporate headquarters are located at 110 Spit Brook Road, Building ZKO2, Nashua, NH 03062, and our telephone number is (603) 249-7700. Our website address is www.equallogic.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

          EqualLogic, the EqualLogic logo and other trademarks or service marks of EqualLogic appearing in this prospectus are the property of EqualLogic. This prospectus contains additional trade names, trademarks and service marks of other companies.

          Unless the context otherwise indicates, the term "customers" in this prospectus refers to the end-users who purchase our products from our channel partners and the term "channel partners" refers to our resellers and other distribution partners.

The Offering

Common stock offered by EqualLogic	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the development of new products, sales and marketing activities and capital expenditures. We may use a portion of the net proceeds to us for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. See "Use of Proceeds" for more information.
Risk factors	You should read the "Risk Factors" section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed Nasdaq Global Market symbol	"EQLX"

          The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of March 31, 2007, and excludes:

  •
  105,841 shares of our common stock issuable upon the exercise of warrants outstanding and exercisable as of March 31, 2007 at a weighted average exercise price of $0.47 per share;

  •
  30,057,625 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $0.52 per share, of which options to purchase 11,407,936 shares of our common stock were exercisable as of March 31, 2007 at a weighted average exercise price of $0.20 per share; and

  •
  2,490,660 shares of our common stock available for future issuance under our equity compensation plans as of March 31, 2007.

  Except as otherwise noted, all information in this prospectus:

  •
  gives effect to a             -for-             reverse split of our common stock to be effected prior to the closing of this offering;

  •
  assumes no exercise by the underwriters of their over-allotment option;

  •
  gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 132,761,959 shares of our common stock upon the closing of this offering; and

  •
  gives effect to the restatement of our certificate of incorporation and amendment and restatement of our bylaws prior to the closing of this offering.

Summary Consolidated Financial Data

          The following tables summarize the consolidated financial data for our business for the periods presented. You should read these summary consolidated financial data together with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, all included elsewhere in this prospectus. Pro forma basic and diluted net loss per share have been calculated assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$10,354	$29,960	$68,064	$12,816	$23,790
Cost of revenue(1)	5,220	12,869	26,024	4,957	8,757

Gross margin	5,134	17,091	42,040	7,859	15,033

Operating expenses:
Research and development(1)	7,753	9,666	10,814	2,598	3,196
Sales and marketing(1)	7,228	14,204	26,577	5,255	11,192
General and administrative(1)	2,447	3,020	5,348	736	1,873

Total operating expenses	17,428	26,890	42,739	8,589	16,261

Loss from operations	(12,294)	(9,799)	(699)	(730)	(1,228)
Other income, net	156	331	240	27	58

Loss before cumulative effect of change in accounting principle	(12,138)	(9,468)	(459)	(703)	(1,170)

Cumulative effect of change in accounting principle	—	34	—	—	—

Net loss	(12,138)	(9,434)	(459)	(703)	(1,170)
Accretion to preferred stock	(2,570)	(3,522)	(3,798)	(951)	(1,025)

Net loss attributable to common stockholders	$(14,708)	$(12,956)	$(4,257)	$(1,654)	$(2,195)

Net loss per share attributable to common stockholders, basic and diluted	$(2.06)	$(1.02)	$(0.23)	$(0.10)	$(0.10)

Weighted average common shares outstanding	7,126,377	12,649,264	18,547,552	17,038,875	22,052,384
Pro forma net loss per common share, basic and diluted (unaudited)(2)			$(0.00)		$(0.01)

Pro forma weighted average common shares outstanding (unaudited)(2)			151,309,511		154,814,343

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Cost of revenue	$—	$—	$7	$—	$5
Research and development	34	50	241	70	109
Sales and marketing	—	—	120	3	284
General and administrative	9	3	339	2	67

Total stock based compensation expense	$43	$53	$707	$75	$465

(2)
The pro forma weighted average shares outstanding reflects the conversion of all outstanding shares of our convertible preferred stock (using the if-converted method) into shares of our common stock as though the conversion had occurred at the beginning of the period.

          The pro forma consolidated balance sheet data give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the elimination of accretion of accrued dividends on shares of our convertible preferred stock upon the closing of this offering. The pro forma as adjusted consolidated balance sheet data also give effect to our sale of             shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31,			As of March 31, 2007
	2004	2005	2006	Actual	Pro Forma	Pro Forma As Adjusted
				(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$17,182	$8,061	$9,765	$12,469	$12,469
Working capital	17,671	9,985	12,639	12,850	12,850
Total assets	23,525	23,379	39,592	44,123	44,123
Total convertible redeemable preferred stock	55,513	59,036	62,834	63,859	—
Total stockholders' equity (deficit)	(37,615)	(50,453)	(53,698)	(55,172)	8,783

RISK FACTORS

          An investment in shares of our common stock involves a high degree of risk. In deciding whether to invest, you should carefully consider the following risk factors. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations or prospects and cause the value of our common stock to decline, which could cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information in this prospectus, including in our consolidated financial statements and related notes.

Risks Related to Our Business and Industry

We have a history of losses and we may not attain or maintain profitability in the future.

          We have incurred net losses during each year since our 2001 inception. We incurred a net loss of $0.5 million for the year ended December 31, 2006 and $1.2 million for the three months ended March 31, 2007. As of March 31, 2007, our accumulated deficit was $55.4 million. We expect to make significant expenditures related to the development of our business, including hiring additional personnel relating to sales and marketing, customer service and support and technology development as well as to implement a new enterprise resource planning system. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will be required to generate and sustain increased revenue to achieve profitability. Our revenue growth trends in prior periods are not likely to be sustainable, and we may not achieve sufficient revenue to achieve or maintain profitability. Accordingly, we may not be able to achieve or maintain profitability and we expect to incur significant losses in the future.

Our operating results may fluctuate significantly from quarter to quarter and may fall below expectations in any particular quarter, which could adversely affect the market price of shares of our common stock.

          Our operating results are difficult to predict and may fluctuate from quarter to quarter due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our revenue and operating results have in the past fallen below our own internal targets as a result of factors including delayed customer purchases related to product release timing. If our revenue or operating results fall below the expectations of investors or any securities analysts that follow our company in any period, the price of shares of our common stock would likely decline.

          Factors that may cause our operating results to fluctuate include:

  •
  the rates at which customers purchase additional products;

  •
  the addition of new customers or the loss of existing customers;

  •
  our ability to maintain arrangements with existing channel partners and expand arrangements with new channel partners;

  •
  the rates at which customers renew their customer service agreements with us;

  •
  our ability to enhance our products with new and better functionality that meets customer requirements;

  •
  the timing of recognizing revenue as a result of revenue recognition rules, including due to the timing of delivery and receipt of our products;

  •
  our ability to accurately predict our sales;

  •
  service interruptions with any of our suppliers or our contract manufacturer;

  •
  changes in pricing by us or our competitors, or the need to provide pricing incentives to win business;

  •
  the timing of research and development investments, product releases or upgrades by us or our competitors;

  •
  the structure and nature of our incentive plans for management, sales personnel and our channel partners, including the timing of incentive payments;

  •
  changes in management and other personnel, including in our sales force; and

  •
  our ability to control costs, including operating expenses and the costs of the components used in our products.

          Most of our operating expenses do not vary directly with revenue and are difficult to adjust in the short term. As a result, if revenue for a particular quarter is below our expectations, we could not proportionately reduce operating expenses for that quarter, and therefore such a revenue shortfall would have a disproportionate effect on our expected operating results for that quarter.

We have a limited operating history, which makes it difficult to predict our future operating results.

          We were incorporated in May 2001 and shipped our first products in May 2003. We have a limited operating history in the networked storage industry, which is characterized by rapid technological change. We believe our limited operating history and the characteristics of the networked storage industry make it difficult to predict our future operating results. You should consider and evaluate our prospects in light of risks and uncertainties faced by companies such as ours, which include our ability to:

  •
  attract new customers and maintain current customer relationships;

  •
  continue to develop and update our networked storage solutions;

  •
  respond quickly and efficiently to competitive pressures;

  •
  offer competitive pricing or provide incentives to customers in order to win business;

  •
  manage our expanding operations;

  •
  maintain adequate control over our expenses;

  •
  maintain adequate internal controls and procedures;

  •
  maintain our reputation, build trust with our customers and further establish our brand; and

  •
  identify, attract, retain and motivate qualified personnel.

The networked storage market is highly competitive, and our current or future competitors may be able to compete more effectively than we do, which could have a material adverse effect on our business, revenue, growth rates and market share.

          The networked storage market is highly competitive and we expect competition to intensify in the future. Other companies have introduced and continue to introduce new products in the same markets we serve or intend to enter, and these companies may engage in aggressive business tactics, such as reducing prices, selling at large discounts or engaging in extensive marketing efforts. This competition could require us to reduce the prices and profit margins for our products and increase our sales and marketing expenses, and could result in our failure to increase, or the loss of, market share.

          Competitive products may have better performance, lower prices and broader acceptance than our products. Many of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do, and may be better positioned to acquire and offer complementary products and technologies. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features. Currently, we face competition from a number of established companies, including EMC, Network Appliance, Dell, Hewlett-Packard, Sun Microsystems, Hitachi Data Systems and IBM. We also face competition from a number of private companies, including Compellent Technologies, LeftHand Networks and 3PAR, as well as recent market entrants. We expect increased competition from both established and emerging companies. For example, EMC has announced plans to increase its sales efforts to mid-sized enterprises. Some of our competitors have also entered, or may in the future enter, into relationships with original equipment manufacturers that could provide those competitors with sales, marketing, distribution and other advantages.

          We also expect competition to increase as established and emerging companies attempt to strengthen or maintain their market positions by entering into partnerships or by acquiring competing companies or products. The companies resulting from these possible consolidations may be able to provide more compelling product offerings and offer greater pricing flexibility. This would make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Such consolidation may adversely affect customers' perceptions of the viability of smaller and mid-sized technology companies, and such customers may be less willing to purchase from such companies. These pressures could harm our business, operating results and financial condition.

We rely on value-added resellers and other distribution partners to sell substantially all of our products. Our failure to develop and manage, or disruptions to, our distribution channels would adversely affect our business.

          Our ability to maintain or increase our revenue will depend in part on our ability to maintain arrangements with our existing channel partners and to establish and expand arrangements with new channel partners. If we fail to do so, our future revenue would be harmed. Additionally, by relying on channel partners, we have less contact with the ultimate users of our products, which may make it difficult for us to establish and increase brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs.

          Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve the processes and procedures that support our channel, including investment in systems and training. Those processes and procedures may become increasingly complex and difficult to manage as we expand our organization.

          We have no minimum purchase commitments from any of our channel partners, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours. Our competitors may provide incentives to existing and potential channel partners to favor their products. Our channel partners may choose not to offer our products exclusively or at all. Establishing relationships with channel partners who have a history of selling our competitors' products may also prove to be difficult. Our failure to establish and maintain successful relationships with channel partners would seriously harm our business and operating results.

We receive a substantial portion of our revenue from a limited number of channel partners, and the loss of, or a significant reduction in, orders from one or more of our major channel partners would harm our business.

          Our future success is highly dependent upon establishing and successfully maintaining relationships with a large number of resellers and other distribution partners, which we refer to as channel partners. We market and sell our PS Series products through an all-channel assisted sales model and we derive substantially all of our revenue from these channel partners. We receive a substantial portion of our revenue from a limited number of channel partners. For 2004, 2005 and 2006, our top ten channel partners accounted for approximately 39%, 44% and 35% of our total revenue, respectively, and for the three months ended March 31, 2006 and 2007, our top ten channel partners accounted for 42% and 41% of our total revenue, respectively. In 2004, one channel partner accounted for approximately 10% of our total revenue. No channel partner accounted for more than 10% of our total revenue in 2005 or 2006; however, during the first quarters of 2006 and 2007, the purchasing agent of CDW Corporation accounted for approximately 11% and 17% of our total revenue, respectively. Also, during the first quarter of 2006, Consolidate IT, a European channel partner, accounted for approximately 10% of our total revenue. We anticipate that we will continue to be dependent upon a limited number of channel partners for a significant portion of our revenue for the foreseeable future and, in some cases, a portion of our revenue attributable to individual channel partners may increase in the future. The loss of one or more key channel partners or a reduction in sales through any major channel partner would harm our business.

We derive all of our revenue from sales of our PS Series products and related services. A decline in demand for our PS Series products would have a material adverse effect on our business.

          We derive, and expect to continue to derive, all of our revenue from our PS Series product family and related customer support services. Our future sales and operating results will depend, to a significant extent, on the continued market penetration for our PS Series products. As a result, we are vulnerable to fluctuations in demand for this product family, whether as a result of competition, product obsolescence, technological change, customer budgetary constraints or other factors. If the networked storage market does not expand or if our PS Series product family fails to maintain or achieve greater market acceptance, we will not be able to increase our revenue sufficiently to achieve or maintain profitability. Our PS Series products may not achieve and sustain high levels of demand and market acceptance, and they may not meet required performance specifications, which would harm our operating results and competitive position.

The networked storage market is characterized by rapid technological changes in networks and evolving standards. If the networks and standards used by our products become obsolete, or if the market for our products using these networks and standards does not grow as we anticipate, our revenue may decline or fail to increase, which would adversely affect our operating results.

          The market for our SAN products is characterized by rapid technological changes, changing customer needs and evolving industry standards. The introduction of new technologies and the emergence of new industry standards could make our existing and future products obsolete and unmarketable. As a result, we may not be able to accurately predict the lifecycle of our products, and they may become obsolete before we receive the amount of revenue that we anticipate from them. If any of the foregoing events were to occur, our ability to retain or increase market share in the data storage market could be harmed.

          To be successful, we need to anticipate, develop and introduce new products and services on a timely and cost-effective basis that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers. We may fail to develop and market products and services that respond to technological changes or evolving industry standards, experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services or fail to develop products and services that adequately meet the requirements of the marketplace or achieve market acceptance. Our failure to develop and market such products and services on a timely basis, or at all, could have a material adverse effect on our sales and profitability.

We depend on a continued supply of product components from third-party suppliers, in some cases single source suppliers. If shortages or quality control problems regarding these components arise, we may not be able to secure enough components to build new products to meet customer demand or our own specifications or we may be forced to pay higher prices for these components.

          We may experience shortages or quality control problems in the supply of the components that we use in our products, and we may not be able to predict interruptions in the availability of such components. Some of these components are available only from single or limited sources of supply. For example, we depend on GlobTek, Inc. for the power supply component used in our PS Series products. The process of qualifying alternate sources for components, if available at all, may be time consuming, difficult and costly. In addition, the lead times associated with obtaining some components are lengthy and preclude rapid changes in quantity requirements and delivery schedules. Any expansion of our business is likely to increase the pressures on us and our suppliers to project component demand accurately and to establish optimal component inventory levels. In addition, increased demand by third parties for the components we use in our products may lead to decreased availability and higher prices for those components. We carry very little inventory of our products and product components, and we rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on forecasts we provide. We rely on purchase orders rather than long-term contracts with our suppliers. As a result, even if available, we may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner. For example, our launch of the SAS product line was delayed in 2006 due to the failure of a SAS product component, provided by a third party, to meet our performance specifications. Future difficulties in securing sufficient quantities of quality components would seriously harm our ability to deliver products to our customers, and our business, operating results and financial condition would suffer.

We rely on a single contract manufacturer for assembly of our SAS products, and we are considering transitioning the assembly of our SATA products to the same contract manufacturer in the future. Our failure to forecast accurately the demand for our products or manage successfully our relationship with this contract manufacturer could harm our ability to sell our products.

          For our SAS product line, we currently rely on a single contract manufacturer, Xyratex Technology Limited, to manufacture, assemble, test, package and ship our products, and to manage our supply chain and negotiate component costs. In addition, although we currently perform these functions for our SATA product line, we are considering transitioning them to Xyratex during the next 12 months. Our reliance on a contract manufacturer reduces our control over the assembly process. This exposes us to risks, including limited control over quality assurance, production costs and product supply. If we fail to manage our relationship with Xyratex effectively, or if Xyratex experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our channel partners could be impaired and our competitive position and reputation could be harmed. If Xyratex is unable to negotiate with suppliers for reduced component costs, our operating results would be harmed. Additionally, if we are required to change contract manufacturers or assume additional internal manufacturing operations, we may experience increased costs and product shipment delays, which in turn could lead to decreased revenue and harmed customer relationships. The processes required to qualify a new contract manufacturer and begin high volume production are expensive and time-consuming.

          Our agreement with Xyratex does not provide for specific quantities or inventory levels for our finished products. Instead, we provide purchase orders to our contract manufacturer on a monthly basis. If we overestimate our manufacturing needs, we may incur liabilities for excess or obsolete inventory. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and demand for the particular component at any given time, if we underestimate our requirements, Xyratex may not have adequate materials and components to assemble our products. In that event, the manufacture of our products could be interrupted, shipments could be delayed and revenue could be deferred or lost. Xyratex generally carries very little inventory of components for our products, and we rely on suppliers to deliver necessary components in a timely manner based on forecasts provided to the suppliers.

          We intend to introduce new products and product enhancements, which would require us to achieve high volume production rapidly through contract manufacturers and suppliers. We may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions if we experience increased demand. If Xyratex or other contract manufacturers are unable to provide us with adequate supplies of high-quality products, or if they are unable to obtain adequate quantities of components, we could experience order fulfillment delays and our business, operating results and financial condition would be adversely affected. Additionally, if we do not transition our SATA product manufacture to Xyratex, we may not realize the benefits of its increased purchasing power, and we may need to maintain product inventory levels that would not otherwise be necessary.

          Our agreement with Xyratex continues for successive one-year terms. Xyratex can terminate our agreement for any reason, however, upon at least six months notice prior to the end of the then-current term and immediately in the case of specified breaches. If we are required to change contract manufacturers or assume internal manufacturing operations due to any termination of the agreement with Xyratex, we may lose revenue, experience manufacturing delays, incur increased costs or otherwise damage our customer relationships. We cannot assure you that we will be able to establish an alternative on acceptable terms or at all.

Our products incorporate commodity components. Our gross margins and our ability to respond in a timely manner to customer demands are sensitive to volatility in the market prices and availability for these components.

          A significant portion of our costs of goods sold is directly related to the pricing of commodity components required for the manufacture of our products, such as memory chips and disk drives. We do not enter into long-term supply contracts for these components. For our SAS products, Xyratex, our contract manufacturer, purchases these components on our behalf. For our SATA products, we purchase these components. We and Xyratex generally purchase these components on the basis of competitive-bid purchase orders with suppliers. As a result, our expenses are affected by price volatility for these components, particularly for disk drives and memory. This volatility makes it difficult to predict future expenses and operating results and may cause them to fluctuate significantly. Furthermore, if we are successful in expanding our business, we may be required to enter into contracts with component suppliers to obtain these components. This could increase our costs and decrease our gross margins.

Our ability to sell our products and retain customers is dependent on the quality of our support and services offerings. Our failure to offer high quality support and services could have a material adverse effect on our sales and results of operations.

          Once our products are deployed within our customers' networks, our customers depend on our support organization to resolve difficulties relating to our products. In some geographic locations, we contract with our channel partners to provide support for our customers, and we subcontract with third parties to enhance our internal support capabilities. Specifically, we have engaged third parties to provide call logging, contract validation, problem definition and spare parts logistics, as well as worldwide on-site service with four-hour response for those customers who select our highest customer support option. We, our channel partners and these third-party support providers must be able to deliver a high level of customer support and services. If we or they do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell our products to existing customers would suffer and our reputation with potential customers would be harmed. As we expand our sales, we will be required to hire and train additional support personnel in the United States and internationally, and our third-party support providers may need to do so as well. As we expand our operations internationally, our support organization will face additional challenges including those associated with delivering support, training and documentation in languages other than English. If we fail to maintain high quality customer support or expand our support organization to match any future sales growth, our business will suffer.

We may not be able to sustain our percentage growth rate.

          We have experienced significant growth in a short period of time. Our revenue increased from $10.4 million in 2004 to $68.1 million in 2006. We do not expect to achieve similar percentage growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth in dollars, our financial results could suffer and our stock price could decline.

          Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

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  increase our channel partner and customer bases in the mid-sized enterprise market;

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  address new markets, such as customers outside the United States;

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  control expenses;

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  recruit, hire, train and manage additional qualified engineers;

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  add additional sales, marketing and customer support personnel;

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  expand our international operations; and

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  implement and improve our administrative, financial and operational systems, procedures and controls.

          We intend to increase our investment in research and development, sales and marketing, and general and administrative and other functions to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could harm our business.

If we fail to manage future growth effectively, including upgrades to our internal information technology and enterprise resource planning software systems, our business would be harmed.

          We have expanded our operations significantly since inception and anticipate expanding further. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve our financial and management controls, reporting systems and procedures. We intend to implement a new enterprise resource planning software system that will replace a substantial majority of our critical finance and supply chain management systems. If we experience delays or difficulties in implementing the new enterprise resource planning system, or if we otherwise do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy customer requirements or maintain product quality.

Our sales cycle is short and unpredictable. As a result, we may not be able to reliably predict future sales and manufacturing needs, which may cause our operating results to fluctuate significantly or fall below expectations.

          Our sales cycle is often less than sixty days and a substantial portion of our quarterly sales typically occurs during the last month of the quarter, which we believe largely reflects customer buying patterns of products similar to ours and other products in the technology industry generally. As a result of this short sales cycle, we cannot at the beginning of a quarter identify with specificity a significant portion of the sales opportunities necessary to attain our sales forecast for that quarter, and must rely on other quantitative and qualitative measures to predict our sales. Similarly, we have limited ability to predict at the start of any quarter which existing customers, if any, will make additional purchases and when any such additional purchases may occur, if at all. As a result, our backlog of orders, if any, at the beginning of a given quarter is not indicative of how we will perform in that quarter, and our quarterly operating results are difficult to predict even in the near term.

Our product architecture is complex and future products may take longer to develop than anticipated. As a result, we may not recognize revenue from new products or product enhancements until after we have incurred significant development costs, if at all.

          Our product architecture is highly technical and complex. We continually seek to develop new features and enhancements to our products. These product enhancements often take substantial time to develop because of their complexity. We often do not recognize revenue from our new products or product enhancements until we have incurred significant development costs. Additionally, the development of new features and enhancements to our products is dependent on factors which may be outside our control. For example, our development of a unified "SATA over SAS" product that meets our quality requirements has taken longer than we originally forecast because certain required components supplied by third parties do not meet our specifications, and we have been required to develop alternatives to using such components. Additionally, our launch of the SAS product line was delayed in 2006 due to the failure of a SAS product component provided by a third party to meet our performance specifications. Our operating results will suffer if our new products or product enhancements fail to meet our or our customers' expectations.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if our products do not gain market acceptance, our business and financial results will be adversely affected.

          The networked storage market is characterized by rapid technological change, frequent new product introductions and evolving industry standards. Our future growth depends on the successful development and introduction of new products and enhancements to existing products that achieve acceptance in the market. We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners. If we are unable, for technological or other reasons, to develop, introduce or enhance our products in a timely manner in response to changing market conditions or evolving customer requirements, or if our new products and product enhancements do not achieve market acceptance due to competitive or other factors, our business, operating results and financial condition may suffer.

          If we introduce new products or product enhancements in the future, demand for our existing products may decrease. As we introduce new products and product enhancements, we will be required to manage the transition from older products to minimize disruption in customers' ordering patterns, avoid excessive levels of older product inventories and ensure that sufficient supplies of new products can be delivered in a timely manner to meet customer demand.

If our products do not interoperate with our customers' networks, servers or software applications, deployments may be delayed or cancelled, which would harm our business.

          Our products must interoperate with our customers' networks, which often have different specifications, use multiple protocol standards and products from multiple vendors, and contain multiple generations of products that have been added over time. If we find errors in the existing software or defects in the hardware used in our customers' networks or problematic network configurations or settings, we may have to modify our software or hardware so that our products will interoperate with our customers' networks. This could cause longer installation times for our products, delays of future purchases of our products or the purchase of competitive products, any of which would adversely affect our business, operating results and financial condition.

Our products may contain undetected software or hardware defects, which could cause privacy breaches or data unavailability, loss or corruption that might, in turn, result in costly litigation and harm to our reputation and adversely affect our business.

          When deployed, our products store and manage data that are critical to our customers' operations. Our products have contained and may contain undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by a customer. Errors, defects or security vulnerabilities discovered in our products after commercial release could result in any of the following, which could adversely affect our business, operating results and financial condition:

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  loss of revenue or delay in revenue recognition;

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  loss of customers;

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  increased service and warranty cost;

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  product returns;

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  claims for product liability or breach of warranty; and

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  negative publicity and damage to our reputation.

          Our contracts with channel partners generally contain provisions relating to warranty disclaimers and liability limitations, which may be ineffective. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention away from the business and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage is inadequate or future coverage is unavailable on acceptable terms or at all, our operating results and financial condition could be adversely affected.

If we lose key personnel or if we are unable to attract, hire, integrate and retain key personnel on a cost-effective basis, our business would be harmed.

          Our future success depends, in part, on our ability to attract, hire, integrate and retain key personnel, including the continued contributions of our executive officers and other key personnel, some of whom joined us in the last 12 months, and each of whom may be difficult to replace. The loss of services of any of these or other executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. Our executive officers are not parties to employment agreements with us and, therefore, may terminate their employment with us at any time, with no advance notice. The replacement of any of these executive officers would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

          During the year ended December 31, 2006 and the three months ended March 31, 2007, we derived approximately 17% and 15% of our total revenue, respectively, from sales outside of North America, and we continue to expand our international operations. Any continued expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks, and we cannot be sure that any further international expansion will be successful. Among the risks we believe are most likely to affect us with respect to our international operations are:

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  difficulties in managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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  difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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  our ability to comply with differing technical standards and certification requirements outside the United States;

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  unexpected changes in regulatory requirements;

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  difficulties in repatriating overseas earnings;

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  reduced protection for intellectual property rights in some countries;

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  new and different sources of competition;

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  increased exposure to foreign currency exchange rate risk; and

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  tariffs and trade barriers, import/export controls, and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets.

          As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, which could in turn adversely affect our business, operating results and financial condition.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all. Failure to secure such capital could have a material adverse effect on our business, operating results and financial condition.

          We have historically relied on outside financing and cash from operations to fund our operations, capital expenditures and expansion. We may require additional capital from equity or debt financing in the future to:

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  develop additional channel partners or sales capabilities;

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  take advantage of strategic opportunities including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and

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  develop new products or enhancements to existing products.

          We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of shares of our common stock, including shares of our common stock sold in this offering. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

          Our products incorporate encryption technology, and, as a result, are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their networks or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import laws and regulations, shifts in approach to the enforcement or scope of existing laws and regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, operating results and financial condition.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results or financial condition.

          Although we currently have no business acquisitions pending or planned, we have, from time to time, evaluated acquisition opportunities and may pursue acquisition opportunities in the future. We have very little experience consummating acquisitions, and therefore our ability as an organization to make acquisitions is unproven. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses or adversely affect our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

Our business is subject to increasingly complex environmental legislation that has increased both our costs and the risk of noncompliance and may continue to do so in the future.

          We face increasing complexity in the design and manufacture of our products as we adjust to new and upcoming requirements relating to our products' materials composition. For example, the European Union, or EU, has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the EU, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, directive. The RoHS directive restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the EU after July 1, 2006. A companion EU directive, the Waste Electrical and Electronic Equipment Directive, imposes responsibility for the collection, recycling and recovery for certain electrical and electronic products on the manufacturers of such equipment. We have incurred costs to comply with these regulations in the past and could incur additional costs in the future. In addition, compliance with these regulations could disrupt our operations and logistics. We will need to ensure that we can design and manufacture compliant products and that we can be assured a supply of compliant components from suppliers. Similar laws and regulations have been proposed or may be enacted in other regions. These and other environmental regulations may require us to reengineer our products to incorporate new components that are compatible with these regulations, which may result increase our expenses.

If we fail to maintain proper and effective disclosure controls and procedures and internal controls over financial reporting, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors' and customers' views of us.

          The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for the year ending December 31, 2008, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting as of December 31, 2008, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the Nasdaq Stock Market, the Securities and Exchange Commission, which we refer to as the SEC, or other regulatory authorities, which would require additional financial and management resources.

We expense stock options, which will negatively affect our net income in future periods.

          In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123, Share-Based Payment, which we refer to as SFAS 123(R). SFAS 123(R) requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our statements of operations. Effective January 1, 2006, we adopted the fair-value-based recognition provisions of SFAS 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under the prospective method, we will continue to account for any portion of awards outstanding at January 1, 2006 using accounting principles originally applied to those awards under APB Opinion 25, Accounting for Stock Issued to Employees, which we refer to as APB Opinion 25. The total expense reported during the year ended December 31, 2006 and during the three months ended March 31, 2006 and 2007 related to stock options amounted to $0.7 million, $0.1 million and $0.5 million, respectively. This amount is expected to increase in future years as new grants are made to employees and other service providers. These additional expenses will increase operating costs and correspondingly reduce our net income in future periods.

Risks Related to Intellectual Property

We have limited protection of our intellectual property and the enforcement of our intellectual property rights may result in costly litigation.

          Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our technology and products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. We own one patent, and have filed several additional patent applications in the United States and foreign jurisdictions. However, we have not obtained patent protection in each market in which we plan to compete. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell or intend to sell products. Even if our foreign patent applications are granted, effective enforcement of those foreign patents may not be possible or practical. To date, our patent portfolio has not prevented other companies from competing against us, and we do not know how successful we would be if we sought to enforce our patent rights against suspected infringers.

          The patent position of a company like ours is generally uncertain and subject to the resolution of complex legal and factual questions by parties unrelated to us. Our ability to develop and maintain our intellectual property rights for protecting our technology will depend in part on our success in obtaining effective patent claims and enforcing those claims once they are granted. We do not know whether any of our patent applications or any patent applications that we license will issue as patents. Our issued patent, those patents that may issue in the future or those patents licensed to us, may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from making, using or selling similar products or limit the term of patent protection that we may have for our products.

          In addition, the rights granted under any issued patents may not provide us with competitive advantages against companies with similar technology. Competitors may independently develop similar technologies or duplicate any technology developed by us. Because of the time required to develop and test potential product, it is possible that, before any of our products under development can be commercialized, any related patent we may have may expire or remain in force for only a short period following commercialization, thereby reducing any competitive advantage offered by the patent. Furthermore, changes in patent law or in interpretation of patent law in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection. Any circumstance or change that results in patent protection becoming unavailable for our products could adversely affect our business, financial condition and results of operations.

          Monitoring unauthorized use of our intellectual property is difficult and costly. In order to enforce our intellectual property rights, we may become a party to patent litigation and other proceedings, including interference proceedings declared by the U.S. Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also require significant commitments of time by our technical staff and management.

          We also rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, may lose their value if they are not properly protected. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants and other contractors. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights and ownership in related or resulting know-how and inventions.

Claims by others that we infringe their intellectual property could force us to incur significant costs or revise the way we conduct our business.

          Third parties have asserted, and may assert in the future, claims that our products infringe patents, patent applications, or other intellectual property rights under which we do not hold licenses or other rights. Third parties may own or control these patents, patent applications, or other intellectual property rights in the United States and abroad. These third parties have brought, and could in the future bring, claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages, invalidate our proprietary rights, and compel us to do one or more of the following:

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  stop or delay manufacturing or sales of the product that is the subject of the suit before or after the suit is decided on the merits;

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  forego the opportunity to license our technology to others or to collect royalty payments from others for the licensing of our intellectual property;

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  incur significant legal expenses;

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  redesign a product that uses any allegedly infringing technology; or

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  attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

          Our channel partners and customers could also be subject to litigation relating to the patents and other intellectual property rights of third parties. This could trigger technical support and indemnification obligations in our licenses or customer service agreements.

          The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial and require significant commitments of time by our technical staff and management. In addition, such litigation could harm our relationships with our channel partners or customers and cause the sale of our products to decrease.

We rely on the availability of licenses for intellectual property from third parties, and if these licenses are not available to us on commercially reasonable terms, product sales and development may be delayed.

          We incorporate certain third-party technologies, including software programs, into our products and we may need to utilize additional third-party technologies in the future. However, licenses to third-party technology and intellectual property, such as patents, may not continue to be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until alternative technology can be identified, licensed or developed, and integrated into our current products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition.

Our use of third-party and open source software could impose limitations on our ability to commercialize our products.

          We incorporate open source software into our products. Although we monitor our use of open source, the terms of many open source licenses have not been interpreted by U.S. courts, and such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell and market our products. Although we make efforts to comply with our obligations under the various applicable licenses for the open source software we use to avoid subjecting our proprietary products to unanticipated conditions or restrictions, in the event that a copyright owner were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products, and to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could harm our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Shares of Our Common Stock

The trading price of shares of our common stock is likely to be volatile, and you may not be able to sell your shares at or above the initial public offering price.

          Shares of our common stock have no prior trading history, and an active public market for these shares may not develop or be sustained after this offering. The initial public offering price for shares of our common stock was determined through negotiations with the representatives of the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the trading price of shares of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors. Some of the factors that may cause the market price of shares of our common stock to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our products to achieve or maintain market acceptance;

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  changes in market valuations of similar companies;

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  success of competitive products;

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  economic developments in the networked storage market;

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  general declines in IT and data storage spending by enterprises;

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  changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

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  announcements by us or our competitors of significant products, contracts, acquisitions or strategic alliances;

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  regulatory developments in the United States, foreign countries or both;

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  litigation involving our company, the networked storage industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us;

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  changes in general economic, industry and market conditions; and

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  changes in regulatory and other dynamics.

          In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of shares of our common stock could decline for reasons unrelated to our business, financial condition or results of operations.

          Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it would likely result in substantial costs and divert management's attention and resources. This could have a material adverse effect on our business, operating results and financial condition.

Our securities have no prior market and our stock price may decline after the offering.

          Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock listed on the Nasdaq Global Market, an active public trading market for shares of our common stock may not develop or, if it develops, may not be maintained after this offering. For example, the Nasdaq Global Market imposes certain securities trading requirements, including minimum bid price, minimum number of stockholders, minimum number of trading market makers and minimum market value of publicly-traded shares. Our company and the representatives of the underwriters negotiated to determine the initial public offering price. The initial public offering price may be higher than the trading price of shares of our common stock following this offering. As a result, you could lose all or part of your investment.

Future sales of shares by existing stockholders could cause our stock price to decline.

          If our existing stockholders sell, or indicate an intention to sell, substantial amounts of shares of our common stock in the public market after the contractual lock-up agreements described below and other restrictions on resale lapse, the trading price of shares of our common stock could decline below the initial public offering price. Based on shares outstanding as of March 31, 2007, upon completion of this offering, we will have outstanding                    shares of our common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares,                    shares of our common stock will be subject to a 180-day contractual lock-up with the underwriters. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, acting as representatives of the underwriters, may permit our officers, directors, employees and current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

          Some of our existing stockholders have demand and incidental registration rights to require us to register with the SEC up to 135,483,144 shares of our common stock. If we register these shares of our common stock, the stockholders would be able to sell those shares freely in the public market.

          See the section titled "Shares Eligible for Future Sale" for further details regarding the number of shares eligible for sale in the public market after this offering.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

          The trading market for shares of our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be adversely affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Insiders will continue to have substantial control over us after this offering and will be able to determine corporate matters requiring stockholder approval.

          Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of the outstanding shares of our common stock, assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders will be able to determine substantially all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, see the section titled "Principal and Selling Stockholders."

You will experience substantial dilution as a result of this offering and future equity issuances.

          The initial public offering price per share is substantially higher than the pro forma net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing shares of our common stock in this offering will experience immediate substantial dilution of $         per share. In addition, we have issued options to acquire shares of our common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. In addition, if the underwriters exercise their over-allotment option, if outstanding warrants to purchase shares of our common stock are exercised or if we issue additional equity securities, you will experience additional dilution.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of shares of our common stock.

          We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our restated certificate of incorporation and amended and restated bylaws, which will be in effect prior to the closing of this offering:

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;

  •
  provide that directors may be removed from office only upon a 75% stockholder vote;

  •
  provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

  •
  limit who may call special meetings of stockholders;

  •
  prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders; and

  •
  require supermajority stockholder voting to effect certain amendments to our restated certificate of incorporation and amended and restated bylaws.

          For more information regarding these and other provisions, see the section titled "Description of Capital Stock — Anti-Takeover Effects of Our Charter and Bylaws and Delaware Law."

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

          Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including the development of new products, sales and marketing activities and capital expenditures. You will not have the opportunity to influence our decisions on how to use the net proceeds from this offering.

We have never paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends in the foreseeable future.

          We have never paid cash dividends on shares of our common stock, and we do not expect to pay cash dividends on shares of our common stock, including the shares of our common stock issued in this offering. Our bank credit agreement with Silicon Valley Bank prohibits the payment of cash dividends without its consent. Subject to that requirement, any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. See "Dividend Policy."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

  •
  our ability to attract and retain customers;

  •
  our financial performance;

  •
  our research and development activities;

  •
  the advantages of our products as compared to those of others;

  •
  our ability to establish and maintain intellectual property rights;

  •
  our ability to retain and hire necessary employees and appropriately staff our operations; and

  •
  our capital requirements and potential needs for additional financing.

          We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

          You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

          We estimate that we will receive net proceeds from this offering of approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. At an assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, the selling stockholders will receive $         million from their sale of our common stock in this offering, after deducting the estimated underwriting discounts and commissions. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

          A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million and increase (decrease) the net proceeds to the selling stockholders from this offering by $             million, assuming the number of shares offered by us and the selling stockholders, as set forth on the cover of this prospectus, remains the same.

          We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the development of new products, and funding capital expenditures, acquisitions and investments. In addition, the other principal purposes for this offering are to:

  •
  create a public market for our common stock;

  •
  facilitate our future access to the public capital markets;

  •
  provide liquidity for our existing stockholders;

  •
  increase our visibility in our markets;

  •
  improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

  •
  enhance our ability to acquire or invest in complementary companies, technologies, products or assets.

          We have not yet determined with any certainty the manner in which we will allocate these net proceeds. Management will retain broad discretion in the allocation and use of the net proceeds to us from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of our net proceeds would likely be used for the construction and expansion of facilities, working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of our net proceeds might be used for that purpose.

          Although we may use a portion of our net proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

          Pending specific utilization of the net proceeds as described above, we intend to invest the net proceeds to us from this offering in short-term investment grade and U.S. government securities.

DIVIDEND POLICY

          We have never paid or declared any cash dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on shares of our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing arrangements, and other factors the board deems relevant. Our bank credit agreement with Silicon Valley Bank prohibits the payment of cash dividends.

CAPITALIZATION

          The following table sets forth our capitalization as of March 31, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the elimination of accretion of accrued dividends on shares of our convertible preferred stock upon the closing of this offering and the         -for-             reverse split of shares of our common stock to be effected prior to the closing of this offering; and

  •
  on a pro forma as adjusted basis to give effect to (1) the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and the elimination of accretion of accrued dividends on shares of our convertible preferred stock upon the closing of this offering, (2) the              -for-             reverse split of shares of our common stock to be effected prior to the closing of this offering, (3) the filing of our restated certificate of incorporation prior to the closing of this offering, and (4) our issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          You should read this table together with our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus.

	As of March 31, 2007
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands)
Current and long-term capital lease obligation	$27	$27
Convertible preferred stock, $0.01 par value: 117,099,610 authorized and issuable in series, 117,044,054 issued and outstanding actual; 117,099,610 authorized, no shares issued and outstanding pro forma and pro forma as adjusted	63,859	—
Stockholders' equity (deficit):
Common stock, $0.01 par value:
200,000,000 shares authorized, 23,278,714 issued actual; 200,000,000 shares authorized, 156,040,673 shares issued pro forma; shares authorized, shares issued pro forma as adjusted	233	1,560
Additional paid-in capital	—	62,628
Treasury stock, 7,283 shares at cost	—	—
Accumulated other comprehensive income	7	7
Accumulated deficit	(55,412)	(55,412)

Total stockholders' equity (deficit)	(55,172)	8,783

Total capitalization	$8,714	$8,810

          A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) each of additional paid-in capital and total stockholders' equity in the pro forma as adjusted column by $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The table above excludes:

  •
  105,841 shares of our common stock issuable upon the exercise of warrants outstanding and exercisable as of March 31, 2007 at a weighted average exercise price of $0.47 per share;

  •
  30,057,625 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $0.52 per share, of which options to purchase 11,407,936 shares of our common stock were exercisable as of March 31, 2007 at a weighted average exercise price of $0.20 per share; and

  •
  2,490,660 shares of our common stock available for future issuance under our equity compensation plans as of March 31, 2007.

DILUTION

          If you invest in shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of March 31, 2007 was $8.8 million, or $0.06 per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding on March 31, 2007, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering and the       -for-             reverse split of shares of our common stock to be effected prior to the closing of this offering.

          After giving effect to our issuance and sale of             shares of our common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been $                     million, or $         per share of our common stock. This represents an immediate increase in our net tangible book value to our existing stockholders of $         per share. The initial public offering price per share of our common stock will significantly exceed the pro forma as adjusted net tangible book value per share. Accordingly, new investors who purchase shares of our common stock in this offering will suffer an immediate dilution of their investment of $                                 per share. The following table illustrates this per share dilution to new investors purchasing shares of our common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2007	$0.06
Increase per share attributable to sale of shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

          A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the pro forma as adjusted net tangible book value by $              million, the pro forma as adjusted net tangible book value per share after this offering by $       per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $       per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $       per share, representing an immediate increase to existing stockholders of $       per share and an immediate dilution of $       per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

          The following table summarizes, on a pro forma basis as of March 31, 2007, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering. The

calculations below are based on an assumed initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

			Total Consideration
	Shares Purchased
					Average Price Per Share
	Number	%	Amount	%
Existing stockholders	156,033,390%		$53,046,932%			$0.34
New investors					$

Total		100%		$100%

          The number of shares purchased from us by existing stockholders is based on 156,033,390 shares of our common stock outstanding as of March 31, 2007 after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the closing of this offering and the         -for-              reverse split of shares of our common stock to be effected prior to the closing of this offering. This number excludes:

  •
  105,841 shares of our common stock issuable upon the exercise of warrants outstanding and exercisable as of March 31, 2007 at a weighted average exercise price of $0.47 per share;

  •
  30,057,625 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2007 at a weighted average exercise price of $0.52 per share, of which options to purchase 11,407,936 shares of our common stock were exercisable as of March 31, 2007 at a weighted average exercise price of $0.20 per share; and

  •
  2,490,660 shares of our common stock available for future issuance under our equity compensation plans as of March 31, 2007.

          If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to                    , or    % of the total number of shares of our common stock outstanding after this offering.

          The sale of             shares of our common stock to be sold by the selling stockholders in this offering will reduce the number of shares of our common stock held by existing stockholders to             , or    % of the total shares outstanding, and will increase the number of shares of our common stock held by new investors to             , or     % of the total shares of our common stock outstanding. If the underwriters exercise their over-allotment option in full, the shares of our common stock held by existing stockholders will further decrease to             , or    % of the total shares of our common stock outstanding, and the number of shares of our common stock held by new investors will further increase to             , or    % of the total shares of our common stock outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

          We have derived the consolidated statement of operations data for the years ended December 31, 2004, 2005, and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements, which are included in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and 2004 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the consolidated financial data for the three months ended March 31, 2006 and 2007 and as of March 31, 2007 from our unaudited consolidated financial statements, which are included in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair statement of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

          You should read these selected consolidated financial data together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$—	$492	$10,354	$29,960	$68,064	$12,816	$23,790
Cost of revenue(1)	—	434	5,220	12,869	26,024	4,957	8,757

Gross margin	—	58	5,134	17,091	42,040	7,859	15,033

Operating expenses:
Research and development(1)	8,005	6,917	7,753	9,666	10,814	2,598	3,196
Sales and marketing(1)	686	2,793	7,228	14,204	26,577	5,255	11,192
General and administrative(1)	590	1,529	2,447	3,020	5,348	736	1,873

Total operating expenses	9,281	11,239	17,428	26,890	42,739	8,589	16,261

Loss from operations	(9,281)	(11,181)	(12,294)	(9,799)	(699)	(730)	(1,228)

Other income (expense), net	(28)	5	156	331	240	27	58

Loss before cumulative effect of change in accounting principle	(9,309)	(11,176)	(12,138)	(9,468)	(459)	(703)	(1,170)

Cumulative effect of change in accounting principle	—	—	—	34	—	—	—

Net loss	(9,309)	(11,176)	(12,138)	(9,434)	(459)	(703)	(1,170)
Accretion to preferred stock	(9)	(992)	(2,570)	(3,522)	(3,798)	(951)	(1,025)

Net loss attributable to common stockholders	$(9,318)	$(12,168)	$(14,708)	$(12,956)	$(4,257)	$(1,654)	$(2,195)

Net loss per share attributable to common stockholders, basic and diluted	$(7.49)	$(4.39)	$(2.06)	$(1.02)	$(0.23)	$(0.10)	$(0.10)

Weighted average common shares outstanding	1,243,357	2,772,505	7,126,377	12,649,264	18,547,552	17,038,875	22,052,384
Pro forma net loss per common share, basic and diluted (unaudited)(2)					$(0.00)		$(0.01)

Pro forma weighted average common shares outstanding (unaudited)(2)					151,309,511		154,814,343

(1)
Includes stock-based compensation expense as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands)
Cost of revenue	$—	$—	$—	$—	$7	$—	$5
Research and development	7	7	34	50	241	70	109
Sales and marketing	—	—	—	—	120	3	284
General and administrative	14	8	9	3	339	2	67

Total stock based compensation expense	$21	$15	$43	$53	$707	$75	$465

(2)
The pro forma weighted average shares outstanding reflects the automatic conversion of shares of all outstanding shares of our convertible preferred stock (using the if-converted method) into shares of our common stock as though the conversion had occurred at the beginning of the period.

	As of December 31,
						As of March 31, 2007
	2002	2003	2004	2005	2006
						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,349	$10,599	$17,182	$8,061	$9,765	$12,469
Working capital	738	9,621	17,671	9,985	12,639	12,850
Total assets	1,909	13,113	23,525	23,379	39,592	44,123
Total convertible redeemable preferred stock	11,969	32,977	55,513	59,036	62,834	63,859
Total stockholders' equity (deficit)	(11,149)	(23,002)	(37,615)	(50,453)	(53,698)	(55,172)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus.

Overview

          We were incorporated in May 2001 with a vision of simplifying the way enterprises retain, access, manage and protect their data. We shipped our first products in May 2003, and since then we have sold our products to over 2,500 customers in more than 30 countries across a broad range of industries. We sell our products exclusively through a growing network of more than 500 channel partners, enabling us to cost effectively increase our market penetration.

          Our products are designed specifically for mid-sized enterprises that have complex storage needs but cannot justify the high procurement and management costs of other SAN alternatives. They combine high-performance and high-availability disk storage with a comprehensive suite of intelligent storage management software. Our complete set of software features is included in the product purchase price, with unspecified software upgrades included in customer service agreements that most customers purchase.

          We believe our revenue growth will depend largely on our ability to attract new customers and on additional sales to existing customers as their capacity needs increase. We consider continued expansion in the number of channel partners selling our products to be an important factor in expanding our customer base and, as a result, our product revenue. Our product revenue growth will also depend on our ability to introduce, and on the market's acceptance of, new products with higher capacity and performance as well as features designed to address the evolving storage needs of our target customers. Revenue outside of North America accounted for approximately 17% and 15% of our total revenue during the year ended December 31, 2006 and the three months ended March 31, 2007, respectively. As we expand our sales capabilities and channel partner base in the European and Asia Pacific markets, we expect overseas revenue to increase in absolute dollars and as a percentage of our total revenue. Our revenue growth will also depend on our ability to sustain our current high level of customer satisfaction generated, in part, by our customer service operations. Growth of our services revenue will depend on increasing the number of systems under customer service agreements, which in turn will rely upon growing our installed product base and on continued renewal of existing customer service agreements. During the year ended December 31, 2004, one channel partner accounted for approximately 10% of our total revenue. During the three months ended March 31, 2006 and 2007, one of our channel partners, the purchasing agent of CDW Corporation, accounted for approximately 11% and 17% of our total revenue, respectively. Also, during the three months ended March 31, 2006, a European channel partner, Consolidate IT, accounted for approximately 10% of our total revenue. During the year ended December 31, 2006 and for the three months ended March 31, 2007, no individual customer accounted for greater than 10% of our total revenue.

          In addition to revenue growth, our ability to achieve and sustain profitability will be affected by our ability to maintain our gross margin and the rate at which we incur additional expenses to attract new customers, develop new products, support the highly transactional nature of our revenue stream, provide effective customer service and expand our general and administrative capabilities. In addition, as we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications and to ship our products to our international customers.

          We maintain our corporate headquarters in Nashua, New Hampshire. We use these facilities for research and development, customer support and sales and marketing, as well as for the assembly, quality control, packaging and shipping of our SATA products. Our sales employees are also located in various other locations throughout the United States, as well as in Canada, the United Kingdom, Germany, France, the Netherlands, Belgium, Denmark and Japan. We added 58 employees during the three months ended March 31, 2007 and had 275 employees as of March 31, 2007.

  Revenue

          We derive our revenue from the sale of products and related customer service agreements. Product sales include embedded software and are typically accompanied by customer service agreements that provide parts replacement, unspecified software upgrades, telephone support and, often, on-site repair service.

          We maintain standard price lists for our products and customer service agreements and have a company policy that governs the levels of pricing incentives our sales organization may offer our channel partners based on factors such as partner status, transaction size and gross profit. Our product revenue and gross profit are directly affected by our ability to manage our pricing policy. Competition in the storage area network market is intense, and in the future we may be forced to reduce our prices to remain competitive.

  Cost of Revenue and Gross Margin

          Cost of product revenue consists primarily of amounts paid to suppliers of components used in our SATA products, which we assemble, test, package and ship, and amounts paid to Xyratex, which performs these functions for our SAS products on an outsourced basis. Other costs of product revenue include provisions for warranty obligations, provisions for excess and obsolete inventory, if any, allocated facility and IT overhead costs, shipping charges and personnel-related expenses. Cost of services revenue consists primarily of personnel-related expenses for our customer service organization along with amounts paid to third parties to provide call logging, contract validation, problem definition and on-site repair and parts replacement. Personnel-related expenses include salaries, fringe benefits, recruiting and stock-based compensation.

          Our gross margin has been, and will continue to be, affected by a variety of factors, including our relative mix of product versus services revenue and changes in the average selling price of our products and services. Our average product selling price can be affected by competitive pressures, the relative mix of product models purchased and the level of pricing incentives that we offer to our channel partners. Other factors that affect product gross margins include the timing of new product introductions and enhancements, fluctuations in market prices for the components that we incorporate in our systems, for which we have no long-term supply contracts, and overhead and profit rates paid to Xyratex. In addition, if our customer base continues to grow, we will be required to invest further in our customer service organization and infrastructure. The timing and amount of these expenditures could affect our cost of services revenue and cause our services margins to vary over time.

  Operating Expenses

          Operating expenses consist primarily of research and development, sales and marketing and general and administrative expenses. Personnel-related expenses, which include salaries, fringe benefits, recruiting and stock-based compensation, comprise the most significant component of each of these functional categories. We expect to continue to hire significant numbers of new employees in order to support our anticipated growth. In any particular period, the timing of additional hires could materially affect our operating expenses, both in absolute dollars and as a percentage of revenue.

  Research and Development

          Research and development expenses consist primarily of personnel-related expenses, costs of prototype equipment, costs of using contractors, allocated facility and IT overhead expenses and depreciation of equipment used in research and development activities. We expense research and development costs as incurred. We intend to continue to invest significantly in our research and development efforts, which we believe are essential to maintaining our competitive position. As a result, we expect research and development expenses to increase in absolute dollars, although we expect these expenses to decrease as a percentage of revenue.

  Sales and Marketing

          Sales and marketing expenses represent the largest component of our operating expenses and consist primarily of personnel-related expenses, employee sales commissions, marketing programs and allocated facility and IT overhead expenses. We intend to continue to invest heavily in sales and marketing by increasing the number of sales and channel support personnel worldwide and by increasing lead generation and brand awareness activities. Sales and channel support personnel provide technical and sales assistance to our channel partners, which we believe increases the product expertise that can be conveyed to potential customers. We expect sales and marketing expenses to increase in absolute dollars, although we expect these expenses to decrease as a percentage of revenue. New sales personnel are generally not immediately productive and, as a result, the rate of new hires may reduce short-term operating margins until the additional sales personnel become fully productive. The timing of sales personnel hiring and the rate at which they become productive will, therefore, affect our future performance.

  General and Administrative

          General and administrative expenses consist primarily of personnel-related expenses related to our executive, finance, human resource and legal organizations, fees for professional services and allocated facility and IT overhead expenses. Professional services consist principally of external legal, tax and audit services. We expect general and administrative expenses to increase as we incur additional costs related to operating as a publicly-traded company, including increased audit and legal fees, costs of compliance with securities and other regulations, investor relations expenses and higher insurance premiums, particularly those related to director and officer insurance. In addition, we expect to incur additional costs as we hire personnel and enhance our infrastructure to support the anticipated growth of our business, including IT expenses associated with the design and implementation of a new enterprise resource planning software system. As a result of these additional costs, we expect general and administrative expenses to increase in absolute dollars and as a percentage of revenue during 2008.

  Other income (expense), net

          Other income (expense), net consists primarily of interest income on cash balances, interest expense on capital leases and expenses associated with the revaluation of warrants. We have historically invested our cash in money market funds.

  Provision for Income Taxes

          We have incurred net losses since inception and have not recorded provisions for U.S. federal income taxes since the tax benefits of our net losses have been offset by valuation allowances.

Application of Critical Accounting Policies and Use of Estimates

          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the periods presented. Although we believe that our estimates and judgments are reasonable under the circumstances, actual results may differ from those estimates.

          We believe that of our significant accounting policies, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, we believe that the following accounting policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

  Revenue Recognition

          Our software is fully integrated with our hardware and is essential to the functionality of our products. We provide unspecified software upgrades and enhancements related to our products through customer service agreements. Accordingly, we recognize revenue in accordance with the guidance provided under American Institute of Certified Public Accountants, or AICPA, Statement of Position 97-2, Software Revenue Recognition, or SOP 97-2, and Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, or SOP 98-9, for all transactions involving the sale of software. Product revenue is recognized when all of the following have occurred:

  •
  we have entered into a legally-binding sales arrangement with the purchaser;

  •
  payment is deemed fixed or determinable, meaning that final terms of sale including the description, quantity and price of each product purchased are settled and payment is free of contingencies and significant uncertainties;

  •
  delivery has occurred, which is when the product title has transferred to the purchaser; and

  •
  collection is probable based on our assessment of our ability to collect, which we derive from a number of factors, including the creditworthiness of, and our past transaction history with, the purchaser. If a purchaser does not meet our credit standards, all revenue from an arrangement with that purchaser is deferred until payment is received and all other revenue recognition criteria have been met.

          We recognize revenue for our storage arrays, which include multiple elements, using the residual method as allowed by SOP 98-9. Under this method, we allocate and defer revenue for the undelivered elements, which are generally service and support, based on the fair value of the undelivered elements. We recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as product revenue. The determination of fair value of the undelivered elements is based on the price charged when those elements are sold separately, which is referred to as vendor specific objective evidence of fair value, or VSOE.

          We have established VSOE for the fair value of our customer service agreements based on the renewal prices offered to and paid for these services. As a result, product revenue is generally recognized upon shipment, assuming all other criteria for recognition discussed above have been met. The fair value of the customer service is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one to three years.

  Stock-Based Compensation

          Through December 31, 2005, we accounted for our stock-based employee compensation arrangements in accordance with the intrinsic value provisions of Accounting Principles Board, or APB, Opinion 25, and related interpretations. Under the intrinsic value method, stock-based compensation expense is measured on the date of any stock-based grant as the difference between the fair value of our common stock and the exercise or purchase price of the stock-based award multiplied by the number of option or restricted stock-based awards granted.

          We account for stock-based compensation issued to non-employees in accordance with Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services. We record the expense for such services based on the estimated fair value of the stock-based instruments granted using the Black-Scholes option pricing model. The value of the stock-based instrument is charged to earnings over the term of the service agreement.

          In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, 123(R), which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. We adopted SFAS 123(R) effective January 1, 2006. SFAS 123(R) requires non-public companies that used the minimum value method under SFAS No. 123, Stock-Based Compensation for either recognition or pro forma disclosures to apply SFAS 123(R) using the prospective-transition method. Accordingly, we will continue to apply APB Opinion 25 in future periods to stock-based awards outstanding at the date of adoption of SFAS 123(R) that were measured using the minimum value method. In accordance with SFAS 123(R), we will recognize the compensation cost of employee stock-based awards granted or modified subsequent to December 31, 2005 in our statement of operations using the straight line method over the vesting period of the award. Effective with the adoption of SFAS 123(R), we have elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

          As there has been no public market for our common stock, and therefore a lack of company-specific historical and implied volatility data, we determined the share price volatility for stock options granted during the year ended December 31, 2006 based on an analysis of reported data for a peer group of companies that granted stock options with substantially similar terms. The expected volatility of stock options granted was determined using an average of the historical volatility measures of this peer group of companies for a period that approximated the expected life of the stock option. The expected volatility for stock options granted during the year ended December 31, 2006 was 36% to 45%, and during the three months ended March 31, 2007 was 45%. We intend to continue to consistently apply this process using the same or similar peer groups until a sufficient amount of historical information regarding the volatility of our share price becomes available, or until circumstances change such that the identified companies in our peer group are no longer similar to us. In this latter case, more suitable, similar companies whose share prices are publicly-available would be utilized in the calculation.

          The expected life of stock options was determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of stock options granted during the year ended December 31, 2006 and the three months ended March 31, 2007 was 6.25 years. The risk-free interest rates used ranged from 4.55% to 5.08% during the year ended December 31, 2006 and the three months ended March 31, 2007. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected life of the stock options granted. We have not paid and do not anticipate paying cash dividends on shares of our common stock, and accordingly, we have assumed the expected dividend yield to be zero.

          SFAS 123(R) requires that we recognize compensation expense only for the portions of stock options granted that are expected to vest. As a result, forfeitures are required to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Our historical policy, as permitted under SFAS 123, was to record forfeitures based on actual forfeitures. Our estimated forfeiture rates as of December 31, 2006 and March 31, 2007 were 4.6% and 4.4%, respectively.

          We have historically granted stock options at exercise prices that are not less than the fair market value of shares of our common stock on the date of grant as determined by our board of directors, with input from management. Our board of directors exercised judgment in determining the fair market value of shares of our common stock on the dates of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

  •
  the agreed-upon consideration paid in arms-length transactions for shares of our convertible preferred stock;

  •
  the superior rights and preferences of securities senior to our common stock at the time of the grant;

  •
  historical and anticipated fluctuations in our net sales and results of operations;

  •
  the risk of owning our common stock, its illiquid nature and the prospects for a liquidity event; and

  •
  the market prices of publicly-traded companies engaged in the same or similar lines of business.

          Information regarding our stock option grants during the year ended December 31, 2006 and the three months ended March 31, 2007 is summarized in the table below.

Grants Made During the Year Ended December 31, 2006 and the Three Months Ended March 31, 2007	Number of Shares Subject to Options Granted	Exercise Price Per Share	SFAS 123(R) Black- Scholes Value per Option
March 23, 2006	2,988,500	$0.81	$0.36
May 25, 2006	662,940	$0.81	$0.37
June 15, 2006	573,000	$0.81	$0.37
September 28, 2006	1,296,000	$0.87	$0.44
December 14, 2006	1,761,000	$0.88	$0.45
February 7, 2007	1,972,500	$0.98	$0.50
March 5, 2007	4,352,747	$1.29	$0.65

          In addition, on May 15, 2007, we granted options to purchase 2,231,000 shares of our common stock, each with an exercise price per share of $2.31, which was the fair value of shares of our common stock on the grant date.

          The primary reasons for the difference between the fair value of shares of our common stock on each of the above grant dates are:

  •
  the continued growth in our revenue;

  •
  improvements in our results of operations and cash flow;

  •
  our anticipated growth and performance;

  •
  market valuations for publicly-held competitors and other technology companies considered similar to our company; and

  •
  the likelihood of achieving a liquidity event for shares of our common stock, such as an initial public offering or sale of our company, given prevailing market conditions.

          We recorded stock-based compensation expense of $0.7 million during the year ended December 31, 2006 and $0.5 million during the three months ended March 31, 2007. We recognized no stock-based compensation expense for options granted to employees under our 2001 stock plan during the years ended December 31, 2005 and 2004. In future periods, stock-based compensation expense may increase as we issue additional stock-based awards to continue to attract and retain employees and non-employee directors.

          As of December 31, 2006 and March 31, 2007, total compensation expense related to stock-based awards granted but not yet recognized was approximately $2.2 million and $5.6 million, respectively, net of estimated forfeitures of $0.1 million and $0.3 million, respectively. This expense will be amortized on a straight-line basis over weighted-average periods of approximately 3.5 years at December 31, 2006 and 3.6 years at March 31, 2007.

  Inventory Valuation

          Inventories consist of finished products and related component parts, including spare parts, and are stated at the lower of cost (on a first-in, first-out basis) or market value. We assess the valuation of our inventory on a quarterly basis and write down the value for estimated excess and obsolete inventory based upon estimates of future demand for our inventory, including warranty requirements. Inventory valuation reserves were $0.0 million, $0.3 million and $0.3 million as of December 31, 2005 and 2006 and March 31, 2007, respectively. If actual market conditions are less favorable than our projections, we may be required to write down additional inventory.

  Warranty Reserve

          We warrant that our products will perform in all material respects in accordance with their standard published specifications. The term of our standard hardware warranty is 24 months. We accrue for estimated future warranty costs on our product sales at the time of sale based upon warranties provided to us by our suppliers and our historical experience. Warranty reserves were $0.1 million, $0.3 million and $0.3 million as of December 31, 2005 and 2006 and March 31, 2007, respectively. If actual warranty experience is less favorable than our projections, we may be required to record additional reserves.

  Allowance for Doubtful Accounts

          We sell our products to channel partners for resale to our customers. We may sell customer service agreements directly to customers, or they may be sold through our channel partners. We perform ongoing evaluations of our channel partners and customers and continuously monitor collections and payments. We record an allowance for doubtful accounts based on a combination of the aging of the underlying receivables, historical experience and identification of any specific collection issues. We monitor and analyze the accuracy of our allowance for doubtful accounts by reviewing collection history and adjust it accordingly for future expectations. To date, our actual experience has not been significantly different than the amounts reserved. We believe appropriate reserves have been established, but these reserves may not be indicative of future credit losses that we may experience. Our allowance for doubtful accounts was $0.2 million, $0.5 million and $0.6 million as of December 31, 2005 and 2006 and March 31, 2007, respectively. If the financial conditions of our channel partners or customers deteriorate, their abilities to make payments to us of amounts owed may be compromised, and we may be required to record additional allowances.

  Accounting for Income Taxes

          We use the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under enacted tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

          Since we have incurred net losses since inception, we have not recorded provisions for U.S. federal income taxes. As of December 31, 2006, we had federal and state net operating loss carry-forwards of $14.8 million and $13.9 million, respectively, which will begin to expire in 2021 and 2008, respectively. We also had federal research and development credit carry-forwards of $1.8 million which will begin to expire in 2021. In addition, approximately $1.1 million of the federal net operating loss is attributable to stock option deductions, which will be charged to additional paid-in capital when used to reduce taxes payable. We determine deferred tax assets and liabilities based on the differences between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Due to the uncertainties surrounding the realization of these favorable tax attributes in future tax returns, the net deferred tax assets have been fully offset by a valuation allowance.

          In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertain Tax Positions, or FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006 and upon adoption on January 1, 2007, we recognized no material adjustment in our liability for unrecognized income tax benefit.

Results of Operations

          The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Revenue
Product revenue	$9,822	$27,351	$59,944	$11,523	$20,384
Services revenue	532	2,609	8,120	1,293	3,406

Total revenue	10,354	29,960	68,064	12,816	23,790

Cost of revenue
Cost of product	4,303	10,505	22,547	4,216	7,559
Cost of services	917	2,364	3,477	741	1,198

Total cost of revenue	5,220	12,869	26,024	4,957	8,757

Gross margin	5,134	17,091	42,040	7,859	15,033

Operating expenses
Research and development	7,753	9,666	10,814	2,598	3,196
Sales and marketing	7,228	14,204	26,577	5,255	11,192
General and administrative	2,447	3,020	5,348	736	1,873

Total operating expenses	17,428	26,890	42,739	8,589	16,261

Loss from operations	(12,294)	(9,799)	(699)	(730)	(1,228)

Other income, net	156	331	240	27	58
Cumulative effect of change in accounting principle	—	34	—	—	—

Net loss	$(12,138)	$(9,434)	$(459)	$(703)	$(1,170)

  Comparison of Three Months Ended March 31, 2006 and 2007

  Revenue

          Revenue and the related changes during the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006		2007
					Change
		% of Total Revenue		% of Total Revenue
	$		$		$	%
	(unaudited)
	(in thousands)
Revenue
Product revenue	$11,523	89.9%	$20,384	85.7%	$8,861	76.9%
Services revenue	1,293	10.1	3,406	14.3	2,113	163.4

Total revenue	$12,816	100.0%	$23,790	100.0%	$10,974	85.6%

          Product revenue.    The $8.9 million, or 76.9%, increase in product revenue was primarily due to an increase in the number of storage arrays purchased by our customers. Higher demand for our storage arrays was a result of our increased sales and marketing efforts along with 85% growth in the number of channel partners selling our products during the three months ended March 31, 2007. Overall pricing remained relatively constant as the introduction of higher priced, higher performance and capacity disk drives offset by price reductions on older models. In particular, during the fourth quarter of 2006, we introduced new models that incorporate higher performing SAS disk drives and carry higher prices than similar capacity models with SATA disk drives.

          Services revenue.    The $2.1 million, or 163.4%, increase in services revenue was primarily due to an increase in the number of new customer service agreements sold combined with amortization of revenue from a larger installed base of storage arrays covered by customer service agreements. The increase in the number of new agreements reflects both increased sales of storage arrays as well as a higher attachment rate of customer service agreements to initial product purchases. We believe the higher attachment rate was primarily due to our sales force and channel partners placing greater emphasis on selling customer service agreements during the three months ended March 31, 2007.

  Cost of Revenue and Gross Margin

          Cost of revenue and gross margin and related changes during the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006		2007
					Change
		% of Related Revenue		% of Related Revenue
	$		$		$	%
	(unaudited) (in thousands)
Cost of revenue
Cost of product	$4,216	36.6%	$7,559	37.1%	$3,343	79.3%
Cost of services	741	57.3	1,198	35.2	457	61.7

Total cost of revenue	$4,957	38.7%	$8,757	36.8%	$3,800	76.7%

Gross margin		61.3%		63.2%

          Cost of product revenue.    The $3.3 million increase in cost of product revenue was primarily due to a $3.2 million increase in material costs associated with the increased number of storage arrays sold.

          Cost of services revenue.    The $0.5 million increase in cost of services revenue was primarily due to $0.2 million in additional amounts paid to our third-party call logging, contract validation and logistical support contractors as a result of growth in our installed base of storage arrays. In addition, personnel-related expenses increased by $0.1 million as the number of service employees increased to 18 as of March 31, 2007 from 14 as of March 31, 2006.

          Gross margin.    The gross margin improvement to 63.2% during the three months ended March 31, 2007 from 61.3% during the three months ended March 31, 2006 was the result of improved services profitability. Services gross margin improved to 64.8% from 42.7% as the service infrastructure and organization put in place during 2005 and early 2006 were able to support the growth in the number of customer service agreements and associated revenue without a proportional increase in costs. We expect services gross margins to remain relatively stable going forward. Product gross margin declined slightly to 62.9% from 63.4% as a result of changes in the mix of models sold.

  Operating Expenses and Other Income (Expense), Net

          Operating expenses and other income (expense), net and the related changes during the three months ended March 31, 2006 and 2007 were as follows:

	Three Months Ended March 31,
	2006		2007
					Change
		% of Total Revenue		% of Total Revenue
	$		$		$	%
	(unaudited)
	(in thousands)
Operating expenses
Research and development	$2,598	20.3%	$3,196	13.4%	$598	23.0%
Sales and marketing	5,255	41.0	11,192	47.0	5,937	113.0
General and administrative	736	5.7	1,873	7.9	1,137	154.5

Total operating expenses	$8,589	67.0%	$16,261	68.3%	$7,672	89.3%

Other income (expense), net	$27	0.2%	$58	0.2%	$31	114.8%

          Research and development expenses.    The $0.6 million increase in research and development expenses was primarily due to a $0.4 million increase in personnel-related expenses as the number of research and development employees increased to 67 as of March 31, 2007 from 53 as of March 31, 2006. The remainder of the increase in research and development expense was largely due to higher contractor and allocated facility expenses.

          Sales and marketing expenses.    The $5.9 million increase in sales and marketing expenses was primarily due to a $4.2 million increase in personnel-related expenses as the number of sales and marketing employees increased to 148 as of March 31, 2007 from 72 as of March 31, 2006. Travel and entertainment expenses associated with our larger sales force accounted for $0.5 million of the increase. In addition, public relations and lead generation expenses accounted for $0.2 million of the increase.

          General and administrative expenses.    The $1.1 million increase in general and administrative expenses was primarily due to a $0.4 million increase in personnel-related expenses as the number of general and administrative employees increased to 29 as of March 31, 2007 from 16 as of March 31, 2006. In addition, professional service fees accounted for $0.3 million of the increase, as a result of increased legal and audit support requirements. The additional personnel and professional service fees were the result of our ongoing efforts to build our finance, human resources, IT and legal functions to support the anticipated growth of our business and our operation as a public company. Our bad debt expense increased $0.2 million, reflecting growth in our revenue.

          Other income (expense), net.    Other income (expense), net did not fluctuate significantly during the three months ended March 31, 2007 compared to the three months ended March 31, 2006.

  Comparison of Years Ended December 31, 2005 and 2006

  Revenue

          Revenue and the related changes during the years ended December 31, 2005 and 2006 were as follows:

	Year Ended December 31,
	2005		2006
					Change
		% of Total Revenue		% of Total Revenue
	$		$		$	%
	(in thousands)
Revenue
Product revenue	$27,351	91.3%	$59,944	88.1%	$32,593	119.2%
Services revenue	2,609	8.7	8,120	11.9	5,511	211.2

Total revenue	$29,960	100.0%	$68,064	100.0%	$38,104	127.2%

          Product revenue.    The $32.6 million, or 119.2%, increase in product revenue was primarily due to an increase in the number of storage arrays purchased by our customers. Higher demand for our storage arrays was a result of our continued investments in sales and marketing along with 87% growth in the number of channel partners selling our products during the year ended December 31, 2006. The weighted average selling price of our storage arrays declined as the introduction of higher priced models with higher performance and capacity disk drives was offset by price reductions on older models and increased sales of low priced demonstration units to our channel partners for use in their sales activities. During the fourth quarter of 2006, we introduced new models that incorporate higher performing SAS disk drives and carry higher prices than similar capacity models with SATA disk drives.

          Services revenue.    The $5.5 million, or 211.2%, increase in services revenue was primarily due to an increase in the number of new customer service agreements sold combined with amortization of revenue from a larger installed base of storage arrays covered by customer service agreements. The increase in the number of new agreements reflects increased sales of storage arrays as well as a higher attachment rate of customer service agreements to initial product purchases. We believe the higher attachment rate was primarily due to our sales force and channel partners placing greater emphasis on selling customer service agreements during the year ended December 31, 2006.

  Cost of Revenue and Gross Margin

          Cost of revenue and gross margin and the related changes during the years ended December 31, 2005 and 2006 were as follows:

	Year Ended December 31,
	2005		2006
					Change
		% of Related Revenue		% of Related Revenue
	$		$		$	%
	(in thousands)
Cost of revenue
Cost of product	$10,505	38.4%	$22,547	37.6%	$12,042	114.6%
Cost of services	2,364	90.6	3,477	42.8	1,113	47.1

Total cost of revenue	$12,869	43.0%	$26,024	38.2%	$13,155	102.2%

Gross margin		57.0%		61.8%

          Cost of product revenue.    The $12.0 million increase in cost of product revenue was primarily due to a $10.7 million increase in material costs associated with the increased number of storage arrays sold. Other factors contributing to the increase included a $0.5 million increase in excess and obsolete inventory expense associated, in part, with product model transitions, a $0.5 million increase in personnel-related expense and associated overhead as well as higher, quantity-related shipping expense.

          Cost of services revenue.    The $1.1 million increase in cost of services revenue was primarily due to $0.7 million of additional amounts paid to our third-party call logging, contract validation and logistical support contractors as a result of growth in our installed base of storage arrays. In addition, personnel-related expenses increased by $0.5 million as the number of customer service employees increased to 18 as of December 31, 2006 from 13 as of December 31, 2005.

          Gross margin.    The gross margin improvement to 61.8% during the year ended December 31, 2006 from 57.0% during the year ended December 31, 2005 was primarily the result of improved service profitability. Services gross margin improved to 57.2% from 9.4% as the service infrastructure and organization put in place during 2005 and early 2006 was able to support the growth in the number of customer service agreements and associated revenue without a proportional increase in costs. Product gross margin improved to 62.4% from 61.6% despite lower average selling prices as a result of product revenue increasing faster than the associated material costs.

  Operating Expenses and Other Income (Expense), Net

          Operating expenses and other income (expense), net and the related changes during the years ended December 31, 2005 and 2006 were as follows:

	Year Ended December 31,
	2005		2006
					Change
		% of Total Revenue		% of Total Revenue
	$		$		$	%
	(in thousands)
Operating expenses
Research and development	$9,666	32.3%	$10,814	15.9%	$1,148	11.9%
Sales and marketing	14,204	47.4	26,577	39.0	12,373	87.1
General and administrative	3,020	10.1	5,348	7.9	2,328	77.1

Total operating expenses	$26,890	89.8%	$42,739	62.8%	$15,849	58.9%

Other income (expense), net	$331	1.1%	$240	0.4%	$(91)	(27.5)%

          Research and development expenses.    The $1.1 million increase in research and development expenses was primarily due to a $1.1 million increase in personnel-related expenses as the number of research and development employees increased to 59 as of December 31, 2006 from 53 as of December 31, 2005.

          Sales and marketing expenses.    The $12.4 million increase in sales and marketing expenses was primarily due to an $8.4 million increase in personnel-related expenses as the number of sales and marketing employees increased to 104 as of December 31, 2006 from 68 as of December 31, 2005. Travel and entertainment expenses associated with our larger sales force and concentrated efforts to expand domestically as well as internationally accounted for $1.1 million of the increase. Higher public relations, lead generation and trade show expenses as well as trade show activity were responsible for $0.8 million of the increase. In addition, allocated facility and IT overhead expenses accounted for $0.7 million of the increase.

          General and administrative expenses.    The $2.3 million increase in general and administrative expenses was primarily due to a $1.0 million increase in personnel-related expenses, which included $0.3 million of severance expense. In addition, professional fees accounted for $0.3 million of the increase, primarily as a result of increased legal support requirements. We also recorded a $0.8 million expense related to settlement of an intellectual property claim during the fourth quarter of 2006.

          Other income (expense), net.    The $0.1 million decrease in other income (expense), net was primarily due to a decrease in interest income as a result of our lower average cash balance during the year ended December 31, 2006 as compared to the year ended December 31, 2005.

  Comparison of Years Ended December 31, 2004 and 2005

  Revenue

          Revenue and the related changes during the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31,
	2004		2005
					Change
		% of Total Revenue		% of Total Revenue
	$		$		$	%
	(in thousands)
Revenue
Product revenue	$9,822	94.9%	$27,351	91.3%	$17,529	178.5%
Services revenue	532	5.1	2,609	8.7	2,077	390.4

Total revenue	$10,354	100%	$29,960	100%	$19,606	189.4%

          Product revenue.    The $17.5 million, or 178.5%, increase in product revenue was primarily due to an increase in the number of storage arrays purchased by our customers. Higher demand for our storage arrays was a result of our increased investments in sales and marketing efforts along with 140% growth in the number of channel partners selling our products during the year ended December 31, 2005. The weighted average selling price of our storage arrays increased due to the introduction of higher priced, higher capacity disk drives.

          Services revenue.    The $2.1 million, or 390.4%, increase in services revenue was primarily due to an increase in the number of new customer service agreements sold in conjunction with increased sales of storage arrays.

  Cost of Revenue and Gross Margin

          Cost of revenue and gross margin and the related changes during the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31,
	2004		2005
					Change
		% of Related Revenue		% of Related Revenue
	$		$		$	%
	(in thousands)
Cost of revenue
Cost of product	$4,303	43.8%	$10,505	38.4%	$6,202	144.1%
Cost of services	917	172.4	2,364	90.6	1,447	157.8

Total cost of revenue	$5,220	50.4%	$12,869	43.0%	$7,649	146.5%

Gross margin		49.6%		57.0%

          Cost of product revenue.    The $6.2 million increase in cost of product revenue was primarily due to a $5.5 million increase in material costs associated with the increased number of storage arrays sold. Personnel-related expenses and associated overhead increased $0.4 million. In addition, warranty expense increased $0.2 million as a result of higher sales volume.

          Cost of services revenue.    The $1.4 million increase in cost of services revenue was primarily due to personnel-related expenses increases of $0.8 million as the number of customer service employees increased to 13 as of December 31, 2005 from 7 as of December 31, 2004. In addition there was $0.3 million in additional amounts paid to our third-party call logging, contract validation and logistical support contractors as a result of growth in our installed base of storage arrays.

          Gross margin.    The gross margin improvement to 57.0% during the year ended December 31, 2005 from 49.6% during the year ended December 31, 2004 was primarily the result of achieving service profitability. Prior to 2005, our services costs exceeded revenue and, as a result, our services gross margin was negative. Services gross margin improved to 9.4% from (72.4)%, as the service infrastructure and organization investments made in earlier periods were able to support the growth in the number of customer service agreements and associated revenue without a proportional increase in costs. Product gross margin improved to 61.6% from 56.2%, due primarily to the introduction during 2005 of higher capacity models that carried higher average selling prices and associated gross margins. This resulted in product revenue increasing faster than associated material costs. Other costs of product revenue grew more slowly than product revenue, which also contributed to the product gross margin expansion.

  Operating Expenses and Other Income (Expense), Net

          Operating expenses and other income (expense), net and the related changes during the years ended December 31, 2004 and 2005 were as follows:

	Year Ended December 31,
	2004		2005
					Change
		% of Total Revenue		% of Total Revenue
	$		$		$	%
	(in thousands)
Operating expenses
Research and development	$7,753	74.9%	$9,666	32.3%	$1,913	24.7%
Sales and marketing	7,228	69.8	14,204	47.4	6,976	96.5
General and administrative	2,447	23.6	3,020	10.1	573	23.4

Total operating expenses	$17,428	168.3%	$26,890	89.8%	$9,462	54.3%

Other income (expense), net	$156	1.5%	$331	1.1%	$175	112.2%

          Research and development expenses.    The $1.9 million increase in research and development expenses was primarily due to a $1.3 million increase in personnel-related expenses as the number of research and development employees increased to 53 as of December 31, 2005 from 46 as of December 31, 2004.

          Sales and marketing expenses.    The $7.0 million increase in sales and marketing expenses was primarily due to a $4.9 million increase in personnel-related expenses as the number of sales and marketing employees increased to 68 as of December 31, 2005 from 35 as of December 31, 2004. Travel and entertainment expenses associated with our larger sales force accounted for $0.5 million of the increase. Higher public relations, lead generation and trade show expenses were responsible for $0.5 million of the increase. In addition, allocated facility and IT overhead expenses accounted for $0.3 million of the increase.

          General and administrative expenses.    The $0.6 million increase in general and administrative expenses was primarily due to a $0.4 million increase in personnel-related expenses as the number of general and administrative employees increased to 23 as of December 31, 2005 from 11 as of December 31, 2004.

          Other income (expense), net.    The $0.2 million increase in other income (expense), net was primarily due to an increase in interest income as a result of higher average cash balances and higher average interest rates during the year ended December 31, 2005 compared to the year ended December 31, 2004.

Quarterly Results of Operations

          The following table sets forth our unaudited quarterly consolidated statement of operations data for the year ended December 31, 2006 and the three months ended March 31, 2007. In management's opinion, the data have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of these data. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our operating results may fluctuate due to a variety of factors. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future period.

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007
	(unaudited) (in thousands)
Revenue
Product revenue	$11,523	$14,545	$13,449	$20,427	$20,384
Services revenue	1,293	1,784	2,206	2,837	3,406

Total revenue	12,816	16,329	15,655	23,264	23,790

Cost of revenue
Cost of product	4,216	5,363	5,068	7,900	7,559
Cost of service	741	806	839	1,091	1,198

Total cost of revenue	4,957	6,169	5,907	8,991	8,757

Gross margin	7,859	10,160	9,748	14,273	15,033

Operating expenses
Research and development	2,598	2,628	2,667	2,921	3,196
Sales and marketing	5,255	5,996	6,817	8,509	11,192
General and administrative	736	1,448	1,285	1,879	1,873

Total operating expenses	8,589	10,072	10,769	13,309	16,261

Income (loss) from operations	(730)	88	(1,021)	964	(1,228)

Other income (expense), net	27	77	71	65	58

Net income (loss)	$(703)	$165	$(950)	$1,029	$(1,170)

          Revenue has generally increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers and a growing base of installed products covered by customer service agreements. Our product revenue decreased during the third quarter of 2006 due primarily to the delayed release of our SAS product. We had previously announced that this product would be available in the third quarter of 2006 and, as a result, we believe customers delayed purchases until the fourth quarter when it became available. Because of the rapid growth of our revenue, we have not yet experienced the effects of seasonality on a quarter-to-quarter basis, but we expect that, over the longer term, we will experience seasonally reduced activity during the first and third quarters of each calendar year, as is the case with other technology companies that also sell to enterprises. Gross profit has also generally increased sequentially in each of the quarters presented, due to increased revenue and increasing services gross profit and margin. Our gross profit decreased during the third quarter of 2006 as a result of the decrease in product revenue. Operating expenses have increased sequentially in each of the quarters presented as we continued to add personnel and related costs on a quarterly basis to accommodate our growing business.

Liquidity and Capital Resources

          Since our inception, we have funded our operations using a combination of issuances of shares of our convertible preferred stock, which has provided us with aggregate net proceeds of $52.0 million, cash collections from customers and an expired equipment line of credit. As of March 31, 2007, there were no amounts outstanding under this line of credit.

          Our principal uses of cash have historically consisted of salaries and other operating expenses, purchases of property and equipment primarily to support the development of new products, purchases of inventory to support our sales and repayments of borrowings.

          As of March 31, 2007, we had cash and cash equivalents of $12.5 million and accounts receivable of $18.1 million. Cash and cash equivalents consist of highly liquid investments in time deposits, commercial paper, U.S. government agency notes, money market mutual funds and other money market securities with original maturities of 90 days or less.

  Cash Flows

          The following table shows our cash flows from operating activities, investing activities and financing activities for the stated periods:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	$(11,882)	$(7,908)	$4,473	$(349)	$3,567
Net cash used in investing activities	(1,216)	(1,205)	(3,059)	(390)	(1,087)
Net cash provided by (used in) financing activities	19,681	(8)	284	48	223

  Cash Flows from Operating Activities

          Operating activities provided $3.6 million of net cash during the three months ended March 31, 2007. We incurred a net loss of $1.2 million, which included non-cash stock-based compensation expense of $0.5 million and depreciation and amortization of $0.7 million. Changes in assets and liabilities generated $3.3 million of cash during the first quarter of 2007. Increased deferred revenue generated $3.5 million of cash during the quarter due primarily to higher sales of customer service agreements, which are typically paid for in advance with revenue recorded ratably throughout the term of the agreement. Cash provided or used by changes in other asset and liability accounts largely offset each other. Decreased inventories, principally finished goods and related deferred product costs generated $0.4 million of cash and increases in accounts payable and accrued expenses generated $1.5 million of cash. These sources of cash were offset by increases in accounts receivable and prepaid expenses, which used $1.4 million and $0.6 million of cash, respectively.

          Operating activities provided $4.5 million of net cash during the year ended December 31, 2006. We incurred a net loss of $0.5 million, which included non-cash stock-based compensation expense of $0.7 million, depreciation and amortization of $1.9 million. Also included in our net loss were non-cash provisions for doubtful accounts and inventory obsolescence of $0.4 million and $0.5 million, respectively. Changes in asset and liability accounts generated $1.5 million of cash as growth in deferred revenue was partially offset by changes in other asset and liability accounts. Increased deferred revenue generated $11.0 million of net cash due primarily to higher sales of customer service agreements. Increases in accounts payable and accrued expense generated $4.6 million. These sources of cash were partially offset by increases in accounts receivable, inventories, deferred product costs and prepaid expenses which used $9.1 million, $3.7 million, $0.8 million and $0.5 million of cash, respectively, which is consistent with our revenue growth.

          Operating activities used $7.9 million of net cash during the year ended December 31, 2005. This was primarily a result of our $9.4 million net loss, which included non-cash depreciation and amortization of $1.0 million. Changes in asset and liability accounts generated $0.4 million of net cash as a $3.2 million increase in accounts payable and accrued expenses and a $6.1 million increase in deferred revenue were partially offset by a $5.8 million increase in accounts receivable and a $2.5 million increase in inventories.

          Operating activities used $11.9 million of net cash during the year ended December 31, 2004. This was primarily a result of our $12.1 million net loss, which included $0.7 million of non-cash depreciation and amortization. Growth-related changes in assets and liabilities used $0.8 million of net cash.

          We are considering transitioning manufacturing of our SATA product line to Xyratex, which may reduce our future requirements to invest in component and finished goods inventory.

  Cash Flows from Investing Activities

          Cash flows from investing activities primarily relate to capital expenditures to support our growth.

          Cash used in investing activities totaled $1.1 million during the three months ended March 31, 2007 and consisted of capital expenditures related primarily to computer equipment for new employees and leasehold improvements associated with our new headquarters.

          Cash used in investing activities totaled $3.1 million during the year ended December 31, 2006 and consisted of $3.2 million of capital expenditures related primarily to computer equipment for new employees and research and development lab equipment. These expenditures were partially offset by the release of $0.1 million of restricted cash.

          Cash used in investing activities totaled $1.2 million in each of the years ended December 31, 2004 and 2005 and consisted of capital expenditures for computer and lab equipment as well as facility upgrades and furnishings.

          We anticipate higher capital expenditure levels in future periods as we continue to hire personnel, invest in research and development, upgrade and furnish additional office space, replace our enterprise resources planning software and expand our systems infrastructure.

  Cash Flows from Financing Activities

          Cash flows from financing activities totaled $0.2 million during the three months ended March 31, 2007 and resulted from the cash exercise of 1,618,189 stock options by our employees, net of 1,563 shares repurchased by us, and cash received in connection with the purchase of common stock awarded to one of our non-employee directors.

          Cash flows from financing activities totaled $0.3 million during the year ended December 31, 2006 and resulted primarily from the issuance of 2,872,614 shares of common stock in conjunction with stock option exercises.

          Cash flows from financing activities totaled $19.7 million during 2004 as a result of the issuance of our series C convertible preferred stock.

  Working Capital Facility

          In January 2006, we entered into a revolving line of credit agreement with Silicon Valley Bank which allowed us to draw up to $5.0 million secured by accounts receivable. Amounts outstanding under the line accrue interest at a floating per annum rate equal to one-half of one percentage point above prime, and is subject to certain net worth requirements. Interest is payable monthly. On March 10, 2007, we signed a loan modification agreement which increased the size of the credit line to $15.0 million and extended the term for two years until April 17, 2009 with essentially the same terms and conditions. As of December 31, 2006 and March 31, 2007 we had no amounts outstanding under this line of credit. In connection with the new building lease, we issued a $1.0 million letter of credit in March 2007 as security, thus reducing the borrowing capacity under this line of credit by $1.0 million. The letter of credit will be reduced each year through 2010 to $0.5 million, $0.3 million, and $0.2 million in March 2008, 2009 and 2010, respectively.

          We believe that our existing cash balances along with our working capital line of credit will be sufficient to fund our projected operating requirements through the year ending December 31, 2008. However, we may need to raise additional capital or incur indebtedness to continue to fund our operations in the future or to respond to competitive pressures or strategic opportunities. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of new product introductions and enhancements to existing products and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

  Contractual Obligations

          The following is a summary of our contractual obligations as of December 31, 2006:

	Year Ended December 31,
	2007	2008	2009	2010	2011 and beyond	Total
	(in thousands)
Capital leases	$37	$—	$—	$—	$—	$37
Operating leases	141	—	—	—	—	141
Purchase obligations	9,965	112	13	—	—	10,090

Total contractual obligations	$10,143	$112	$13	$—	—	$10,268

          We lease our office space and certain equipment under non-cancelable operating leases and capital leases. The lease for the facility we occupied at the end of 2006 ended in May 2007. Total rent expense under these operating leases for 2004, 2005 and 2006 was $0.3 million, $0.3 million and $0.3 million, respectively.

          In May 2007, we entered into a six year operating lease for new and expanded office space. Under the terms of the agreement, we expect to incur rent expense associated with this lease of $0.3 million, $0.5 million, $0.5 million, $0.5 million and $1.2 million in 2007, 2008, 2009, 2010 and 2011, respectively. These obligations are secured by a letter of credit backed by our working capital facility.

  Off-Balance Sheet Arrangements

          We do not now and have not in the past had relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

          On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115, or SFAS 159, which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that SFAS 159 may have on our consolidated financial statements.

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that SFAS 157 may have on our consolidated financial statements and have not yet determined the impact, if any, that its adoption will have on our result of operations or financial condition.

          In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, or FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted the provisions of FIN 48 on January 1, 2007. Upon adoption of FIN 48, we recognized no material adjustment in our liability for unrecognized income tax benefits.

          In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS 154, which replaces APB Opinion 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS 154 effective January 1, 2006, and its adoption did not have an effect on our consolidated financial statements.

          In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS 151. SFAS 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. In addition, SFAS 151 requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. We adopted SFAS 151 effective January 1, 2006, and its adoption did not have an effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Risk

          Our product and customer service sales are denominated in U.S. dollars. Our international sales and marketing operations incur expenses that are denominated in foreign currencies. As a result, our operating expenses and cash flows are subject to fluctuations in the value of the U.S. dollar compared to the foreign currencies. Our exposures are to fluctuations in exchange rates for the U.S. dollar versus the British pound, the Euro and the Japanese yen. We had foreign currency denominated expenses of approximately $0.2 million and $1.4 million during the three months ended March 31, 2006 and 2007, respectively, and $0.0 million and $2.2 million during the years ended December 31, 2005 and 2006, respectively. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. We had approximately $0.1 million in cash balances denominated in foreign currencies as of March 31, 2007. To date, we have not hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated translation gains and losses.

  Interest Rate Sensitivity

          We had unrestricted cash and cash equivalents totaling $8.1 million, $9.8 million and $12.5 million as of December 31, 2005 and 2006 and March 31, 2007, respectively. These amounts were invested primarily in money market funds. The unrestricted cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in fair value as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income. If overall interest rates fell by 10% during the years ended December 31, 2005 and 2006, our interest income would have decreased by less than $0.1 million for each year, assuming consistent investment levels.

BUSINESS

Overview

          EqualLogic is a leading provider of high-performance storage products that simplify the way enterprises retain, access, manage and protect their data. Our products are designed specifically for mid-sized enterprises that have complex storage needs but cannot justify the high procurement and management costs of other storage area network, or SAN, alternatives. Combining high-performance and high-availability disk storage with a comprehensive suite of intelligent storage management software, our products are offered in an integrated, all-inclusive package.

          Our innovative product architecture employs a software virtualization layer that severs the traditional tie between stored data and disk drive hardware. This architecture enables our storage arrays to cooperate with one another and be self-managing. In addition, our products are based on the iSCSI network protocol, which utilizes widely-deployed Internet Protocol, or IP, networks. As a result, our customers can easily and cost-effectively install, expand and modify their storage resources to meet their evolving data storage requirements.

          According to IDC, a leading technology research firm, the iSCSI SAN market is the fastest growing segment of the disk storage industry and is expected to grow from $0.6 billion in 2006 to $6.0 billion in 2011, representing a compound annual growth rate of 60.9%. IDC estimates that we have the third largest market share in the iSCSI SAN market. According to Gartner, a leading technology research and advisory company, we had the second largest revenue share of the iSCSI SAN market in 2006.

          We shipped our first products in May 2003, and since then we have sold our products to over 2,500 customers in more than 30 countries across a broad range of industries. We sell our products exclusively through a growing network of more than 500 channel partners, enabling us to cost effectively increase our market penetration. Our revenue was $10.4 million, $30.0 million and $68.1 million during the years ended December 31, 2004, 2005 and 2006, respectively, with net losses of $12.1 million, $9.4 million and $0.5 million in the corresponding years. During the three months ended March 31, 2007, we had revenue of $23.8 million and a net loss of $1.2 million.

Industry Background

  Trends creating data storage challenges

          The following trends are creating data storage challenges for enterprises of all sizes:

  •
  Rapid data growth: Enterprises are experiencing a dramatic increase in the amount of data that is being created, stored and manipulated. This data is generated from many sources, including critical business applications, email, the Internet and multimedia applications. As the volume of data grows, enterprises need to be able to economically add capacity to their storage systems while maintaining high service levels.

  •
  Widespread adoption of server virtualization: Enterprises are increasingly deploying server virtualization software to consolidate server resources. Server virtualization enables multiple operating environments to share the same server infrastructure, increasing hardware utilization and administrative efficiency and reducing power, cooling and footprint requirements. The adoption of server virtualization is driving further demand for more flexible storage infrastructures.

  •
  Growing importance of data protection and availability: Enterprises are facing the risk of data loss and business disruption from IT service interruptions on a daily basis. This risk is heightened as the scale and complexity of storage infrastructures expand. Enterprises need more effective ways to protect and ensure access to their data and minimize recovery time in the event of a disaster.

  •
  Increased focus on total cost of ownership: IT departments are expected to manage increasing data storage requirements within strict budget constraints. Enterprises require storage solutions that minimize upfront capital costs and that also reduce ongoing administration, maintenance and other operating costs, which are generally several times greater than the initial capital outlay.

  •
  Evolving regulatory requirements: Government regulations, such as the Sarbanes-Oxley Act and the Health Insurance Portability and Accountability Act, or HIPAA, and company-specific governance and data retention policies, are creating additional storage challenges.

          Enterprises are increasingly adopting SANs to address these storage challenges. IDC projects that new storage capacity deployed on SANs will increase at a compound annual growth rate of 67.4% between 2006 and 2011. IDC also projects that the annual growth of new capacity deployed on direct attached storage systems, which have traditionally been employed by mid-sized enterprises for the majority of their storage needs, will slow to 21.2% over the same period.

          When selecting a SAN environment, enterprises face two key considerations: the network on which the SAN is deployed and the underlying design of the storage system used.

  SAN network alternatives

          Enterprise SANs employ one of two networking technologies: Fibre Channel or IP. Both technologies offer excellent performance and reliability, but with important differences for enterprises operating SANs on them.

          Fibre Channel, developed in the 1990s, was the first networking technology used for SANs and currently has the largest installed base. Fibre Channel SAN vendors achieved substantial market penetration among Fortune 500 companies and other large enterprises as Fibre Channel became the de-facto storage network standard. While Fibre Channel networks offer high throughput performance, they are difficult to deploy and modify and require large capital investments. In addition, enterprises without Fibre Channel network experience must incur the costs of training their existing IT personnel or of retaining expensive outside professional services.

          The Internet Protocol was initially developed for computer networks and was expanded to include SAN functionality when the IP storage standard, called iSCSI, was formalized in 2003. IP is one of the most prevalent networking technologies in the world. SANs can be deployed on IP networks at substantially lower costs than on Fibre Channel networks because IP network components cost less than Fibre Channel network components and most enterprise IT administrators already know how to deploy and manage IP networks cost-effectively. In addition, IP networks provide security and scalability for virtual server infrastructures that are more flexible, even as virtual server resources are moved. As a result, SANs are now being deployed on IP networks at a much more rapid rate than on Fibre Channel networks. According to IDC, from 2006 to 2011, new storage capacity deployed on iSCSI SANs is expected to grow at a compound annual growth rate of 143.2% compared to 44.2% for Fibre Channel SANs.

  The limitations of legacy SANs

          The SAN market emerged in the 1990s in response to large enterprises that required scalable, reliable storage and disaster recovery capabilities for their increasing number of client-server systems running key business applications. Early SANs were derived from mainframe storage systems and shared many of their drawbacks, including the complexity of deploying and modifying them. A decade later, many of the problems with these first-generation SANs are still present in today's Fibre Channel SANs and IP SANs because they utilize similar design elements. We refer to these SANs as legacy SANs.

          Legacy SANs cannot interact with each other, other than to copy data to remote systems for disaster recovery purposes, because of their stand-alone design. As a result, the scalability of any individual legacy SAN is capped by the maximum capacity of that SAN. When the storage capacity of a legacy SAN is exhausted, data must be manually moved onto a larger SAN, usually late at night or on weekends to minimize system downtime. In addition to being time- and labor-intensive, this process poses a risk of data loss due to operator errors or unexpected circumstances.

          Additionally, tuning the performance of a legacy SAN is laborious, and the associated effort and expense increase proportionately as additional storage capacity is added to an individual SAN. The failure to tune storage performance can cause service levels to deteriorate significantly. Further, data protection and recovery operations become much more challenging as data is spread across multiple legacy SANs. Legacy SAN vendors often attempt to address these problems with add-on data management software applications and professional services, which further increases cost and complexity.

          Emerging IT trends have resulted in the storage requirements of mid-sized enterprises—which we define as non-Fortune 500 companies, non-profit, educational and research organizations and departments or branch offices of larger enterprises—becoming as sophisticated as those of larger enterprises. As legacy SAN vendors focus on mid-sized enterprises, however, we believe they typically aim to protect their existing business models by offering stripped-down versions of their high-end products that require expensive add-on software and professional services to achieve essential functionality. These offerings are often incomplete and their legacy designs pose ongoing management, scalability and utilization challenges to mid-sized enterprises with limited budgets and IT resources.

  The need for a next-generation SAN

          To address the problems presented by legacy SANs, mid-sized enterprises have an unmet need for storage solutions that can cost-effectively:

  •
  facilitate complex storage operations, including management and protection of data;

  •
  eliminate most of the administrative effort and potential errors involved in deploying and managing SANs;

  •
  provide seamless scaling that eliminates downtime and human errors without performance degradation; and

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  provide high performance and reliability, even as storage capacity grows.

The EqualLogic Solution

          Our PS Series storage products meet the needs for a next-generation SAN by offering the following benefits to our customers:

  •
  Robust feature set: Our PS Series storage products include, at no additional cost, our pre-installed intelligent storage management software that provides capabilities including virtualization, automatic load balancing, storage tiering, centralized management, thin provisioning and advanced data protection.

  •
  Easy to purchase, deploy and manage: Our PS Series products are delivered in an all-inclusive package with all required hardware and software components and are ready to deploy and operate "out-of-the-box," with no hidden costs. According to a survey that we commissioned Yankee Group, a technology research and consulting firm, to conduct in May 2007, 60% of the respondents reported that they installed our products in two hours or less. Once deployed, our products can be managed by IT generalists without the need for specialized knowledge or additional professional services and administration requirements remain consistent even as capacity grows. Common tasks associated with storage management, such as load balancing and provisioning, are handled transparently while the system is online, eliminating the need for performance tuning.

  •
  Scalability: Our products are able to scale automatically and without downtime from a single array to a large multi-array SAN. Because PS Series arrays cooperate with each other to automatically distribute data and workloads, performance and capacity increase as each array is added. Combined with the modular design of our products, this enables our customers to "pay-as-they-grow" rather than making large up-front capital commitments.

  •
  Performance and reliability: Our PS Series products provide exceptional performance for the applications deployed by our customers to run their businesses. Our products are highly reliable through the use of fault tolerance, full redundancy and hot-swappable components.

  •
  Low total cost of ownership: Our PS Series products operate on IP networks, enabling customers to leverage their existing Ethernet infrastructures and expertise; can be expanded incrementally as capacity requirements increase; are bundled with all necessary software at no additional cost; and are self-managing, reducing the need for specialized or dedicated IT personnel. Customers that purchase service agreements receive new software capabilities at no charge on an ongoing basis. According to the May 2007 Yankee Group survey we commissioned, nearly three-quarters of our customers reported that the cost of ownership of our products is less than that of similar storage products.

Our Strategy

          Our goal is to become the leading provider of IP SANs that address the current and emerging storage needs of mid-sized enterprises. The following are key elements of our strategy:

  •
  Maintain our customer-focused approach: We keenly focus on the needs of our customers. Our products are designed to make storage management easy and cost-effective, and we will continue to enhance our product family and users' experiences with these goals in mind. Our customer service and support operations are a critical component of the value we provide to our customers, particularly since our products are designed to be used by IT generalists rather than storage specialists. As a result, we will continue to provide timely, attentive and effective support so that our customers are successful in deploying and operating our storage products, even as our installed base of customers increases.

  •
  Leverage our installed customer base: Our growing customer base is an important source of future revenue through both customer service agreements and, as they realize the full benefits of our products, follow-on product sales. We anticipate future sales as they deploy additional applications and as their capacity needs grow.

  •
  Extend our technology advantage: Our proprietary architecture is at the heart of the ability of our products to provide automated storage management and performance optimization. We intend to continue to invest in technology to deliver even more innovative and higher-performance products and to identify challenging storage needs that we can address.

  •
  Expand our channel presence and brand to accelerate new customer acquisition: We believe there is an unmet need among mid-sized enterprises for high-performance storage products that are easy and cost-effective to purchase, deploy and manage. Because mid-sized enterprises often work with IT resellers, a core component of our strategy is to expand our

    100% channel model across a broad range of industries and geographies to increase our rate of new customer acquisition. In addition, increasing our brand recognition through marketing activities and existing customer advocacy will help our channel partners acquire new customer accounts.

  •
  Enhance the value of our products: We plan to continue to expand the software capabilities we include in our products under our "pay-one-price" business model to provide even more storage management capabilities to our customers. This enhances the value of our products and improves their manageability as compared to those offered by many of our competitors where similar features must be separately purchased and integrated. In addition, we intend to increase the performance and capacity of our products at given price points as the cost of commodity components, such as disk drives, continues to decline.

Technology and Architecture

          Our product architecture is core to the value proposition we provide. It enables a PS Series array to work independently, or to be grouped together with other PS Series arrays to create a larger, higher-performing SAN using a standard Ethernet network. Our underlying software virtualization layer enables us to mask the complexity of the storage configuration while maintaining a single point of management, regardless of total system capacity.

          Our architecture consists of the following foundational elements:

          Page-Based Storage Virtualization:    To achieve virtualization, we insert an abstraction, which we refer to as a page, between the disk subsystems and the servers that access stored data. Pages are fixed sets of disk blocks and are aggregated into a virtual collection that we refer to as a volume. A volume appears to servers as a physical disk. To allocate or grow a volume, the virtualization layer assigns pages to that volume. The pages that represent a volume can reside within a single array or across multiple arrays. Pages are only allocated when written, making it easy to fully or thinly provision volumes. Since pages are designed to be shared, the architecture includes high-performance data management features such as snapshots and replication.

          Storage Network Routing:    Network routing techniques are used to create "page maps" that track the location of the pages comprising each volume. Page maps provide high-performance access to the data stored in the pages, regardless of the number of arrays over which a volume is distributed. Because pages can move between arrays, even while a server is actively reading from or writing to the volume, page maps are updated dynamically to reflect new page locations. Distributed transaction techniques are used to ensure that page maps are consistently updated with no impact on performance or data integrity. The ability to move pages transparently enables us to increase capacity and performance by grouping together additional PS Series arrays.

          Dynamic Load Balancing:    Capacity and performance load balancing are achieved by automatically optimizing page placement and access paths across the available PS Series arrays. Page movement optimizes capacity and performance by leveraging all the resources provided by the cooperating PS Series arrays. Page placement is updated dynamically based on a number of factors, including the load on the available PS Series arrays and the physical attributes of the arrays such as capacity and type of RAID (redundant array of independent disks). Server connections are optimized by load balancing the network access paths across all network paths on the PS Series arrays.

          Single Management View:    PS Series arrays are managed as a single SAN, even as more arrays are added to a configuration. As a result, administration effort remains constant, rather than increasing in conjunction with the expansion of capacity and performance. Our grouping technology allows multiple PS Series arrays to act as a single SAN and, together with our replicated configuration database, allows management tasks to be performed once and applied to all of the grouped PS Series arrays.

          Storage Controller Performance:    Our PS Series array controllers are designed to ensure optimum performance and scalability in a fully virtualized storage environment by leveraging network processor technology as opposed to general purpose CPUs. The controllers enable line-speed routing and data throughput and are also able to embed sophisticated storage management functionality within and across arrays.

Our Products

          Our PS Series products combine high-performance and high-availability disk storage arrays with a comprehensive suite of intelligent storage management software. By offering our products in an integrated, all-inclusive package, we are able to enhance the value of our products and improve their manageability and reliability.

  Enterprise-Class Disk Storage Arrays

          There are two classes of PS Series storage arrays, each including several models based primarily on a customer's capacity, performance and redundancy requirements. Our PS Series SATA arrays utilize Serial ATA, or SATA, disk drives, while our PS Series SAS arrays leverage higher-performing Serial Attached SCSI, or SAS, disk drives. Our PS Series products currently offer storage capacities ranging from 1.75 to 10.5 terabytes per array. Multiple arrays can be grouped together to increase capacity and performance of the SAN.

          Our products incorporate high-availability features, such as fully redundant and hot-swappable components, dual controller modules with mirrored and battery- backed cache and self-configured RAID with automatic hot sparing. In addition, our PS Series arrays include multiple Ethernet interfaces to provide IP access.

  Intelligent Storage Management Software

          Our PS Series products include, at no additional cost, intelligent storage management software that enables individual arrays to automatically collaborate, share resources, distribute workloads and adapt to changes in an enterprise's IT infrastructure, while providing advanced data protection capabilities.

          Our software provides the following advanced capabilities for storage management:

  •
  Virtualization: Allows administrators to manage logical storage objects, easing management tasks by abstracting the physical storage resources from logical allocation.

  •
  On-demand scaling: Allows multiple PS Series storage arrays to pool resources, coordinate activity and be accessed and managed as a single entity.

  •
  Automatic load balancing: Automatically balances network links and data volumes within an individual array and across arrays grouped together in a PS Series SAN as the workload demands change.

  •
  Tiering and pooling: Allows online partitioning of workloads based on service level needs, and allows administrators to manage quality of service needs for individual applications.

  •
  Centralized management: Provides an intuitive graphical user interface for task-oriented management of all storage functions.

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  Automatic monitoring and alerts: Continuously monitors disk drive operation within an individual array or across a multi-array SAN, ensuring data availability, with automated alerting when significant events occur.

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  Snapshots, smart copies and cloning: Allows fast and efficient point-in-time copies of data for improved backup, testing and rapid restoration of key applications.

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  Auto-replication and disaster recovery: Enables rapid recovery from an application failure or a full site disaster, including capabilities for administrators to test disaster recovery scenarios without affecting operations, and to allow multiple sites to replicate to each other or to a single disaster recovery site.

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  Thin provisioning: Provides administrators with the capability to logically over-allocate capacity to any SAN volume, reducing the amount of storage that must be purchased up-front, and offering administrator-defined thresholds with alarms and automatic growth capabilities to avoid out of-capacity situations.

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  Security of access: Provides multi-level enterprise-class security for controlling data access.

Customers

          Our products have been sold to over 2,500 customers in more than 30 countries across a broad range of industries, including financial services; higher education; state, local and federal government; Internet and application services; manufacturing; healthcare; and legal services. We believe that our customers have a high level of satisfaction with our products and services. According to the July 2007 Yankee Group survey, 98.4% of respondents reported that they would recommend our PS Series products to other enterprises. During the year ended December 31, 2006 and for the three months ended March 31, 2007 no single customer accounted for 10% or more of our consolidated revenue.

          Some representative customer experiences with our products include:

  •
  Dickinson Wright PLLC, a Detroit-based law firm with a small IT staff supporting more than 500 users, needed a highly available data center infrastructure with storage that could be backed up without affecting the availability of critical applications across its six offices in Michigan and Washington, D.C. Dickinson Wright initially chose our PS Series storage arrays for the firm's disk-to-disk-to-tape backup system at remote offices because the automation and ease of use of our products enabled the firm's local office managers rather than IT personnel to manage the backup process. Since then, Dickinson Wright has steadily expanded its use of PS Series products to a total of 12 arrays in order to create a fully-redundant storage infrastructure consisting of multi-tiered SANs in the firm's primary data center and multiple remote-office SANs that connect to the firm's headquarters for disaster recovery capabilities.

  •
  Kane County, the fourth-largest county in Illinois, sought in 2003 to upgrade its data center from an aging mainframe environment to a new, more efficient IP-based infrastructure with disaster protection without incurring dramatic cost increases. Kane County had considered adding IP SAN capabilities and implementing replication to its existing network-attached storage system from another vendor, but discovered that this would have cost tens of thousand of dollars and taken several weeks for training and implementation. Kane County instead deployed our PS Series products for broad storage consolidation and disaster recovery because of their easy implementation at a reasonable cost. The county ultimately expanded to two fully-redundant data centers built on a foundation of three PS Series storage arrays grouped together at each site. With the addition of VMware virtual server technology, the county consolidated servers and centralized all of its application data storage onto two PS Series SANs. Kane County reports that the new data centers generated hardware savings of $120,000 in the first year while simplifying network management and reduced downtime.

  •
  Thomas Memorial Hospital, a medium-sized hospital located in South Charleston, West Virginia, was rapidly outgrowing its IT infrastructure and needed to upgrade its data center to meet the availability requirements of more than 50 clinical applications and a new Agfa Picture Archiving and Communications System, or PACS, installation without increasing its IT budget or staff. After Thomas Memorial chose our PS Series SAN over Fibre Channel alternatives, Agfa HealthCare certified our PS Series products to run Agfa's popular PACS solution. Thomas Memorial then built a fully-redundant storage environment, including a remote disaster recovery site, with a total of 22 of our PS Series arrays.

Customer Support and Service

          We offer our customers three customer support options through customer service agreements that are generally entered into at the time of sale. All of our customers receive warranty coverage for two years, consisting of next business day replacement of parts for 90 days and return to us for repair for the remainder of the term, software updates for one year, call support during business hours and on-site repair service on a best efforts basis at our standard prices. Customers that purchase our "complete care" coverage receive next business day replacement of parts, periodic software updates, priority response call support 24 hours a day and on-site repair service on a best efforts basis at our standard prices. Customers that purchase our "complete care plus" coverage receive on-site replacement of parts, periodic software updates, priority response call support 24 hours a day and four-hour on-site repair service. Both "complete care" and "complete care plus" are available for terms of one to five years.

          We provide telephone and online product support for our customers directly out of our corporate headquarters in Nashua, New Hampshire. In some geographic locations, we contract with our channel partners to provide support for our customers. We also subcontract with third parties to enhance our internal support capabilities. We have engaged third parties to provide call logging, contract validation, problem definition and logistics support.

Sales and Marketing

          We sell our products exclusively through resellers and distributors, which we refer to as channel partners. Our channel partners are independent third parties that purchase products from us and resell them in North America and overseas. These partners help market and sell our products with the assistance of our sales force. Our sales force provides technical and sales assistance to our channel partners, which we believe increases the product expertise that can be conveyed to potential customers. As of March 31, 2007, we had agreements with approximately 511 channel partners and, since January 1, 2006, we have sold our products through approximately 346 channel partners.

          We focus our marketing efforts on communicating product advantages, generating qualified leads for our channel partners and increasing brand awareness. We rely on a variety of marketing efforts, including tradeshows, advertising, public relations and our website.

          We are making an extensive ongoing investment in the expansion of our sales and marketing resources in order to develop and grow our channel partner community and to help our channel partners achieve broader market reach.

          Some of our representative experiences with our channel partners are described below:

  •
  Foedus is a national solution provider specializing in the design and implementation of enterprise-class virtual infrastructures. A channel partner since 2004, Foedus teams with us to deploy consolidated server and storage solutions using PS Series arrays and VMware virtual servers. Foedus has acquired 41 new customers for us and has expanded adoption of our product within other existing accounts. Foedus believes that partnering with us has helped it expand its portfolio of solutions and has brought it incremental business it would not have attracted otherwise.

  •
  Greenpages Technology Solutions is a provider of IT products and services to the small- and mid-sized enterprise market. Greenpages was an early adopter of IP SAN technology and became one of our channel partners in 2003. Today, storage represents more than 50% of the firm's total revenue, with our products accounting for half of that. Greenpages has found that when a company deploys our PS Series products in one area, the success of that implementation often leads to additional PS Series deployments in other areas of the company. To date, Greenpages has added 49 new customers to our installed base.

  •
  Syscom Technologies is a technology solution provider in the eastern United States that developed a storage and virtual infrastructure practice with a focus on simplifying customer environments. Syscom offers only five complementary product lines, including EqualLogic PS Series storage arrays, to deploy a wide range of virtual data center configurations that consolidate storage and servers and offer full disaster recovery. The ease of use and all-inclusive software model of our PS Series systems have enabled Syscom to hone a short, repeatable sales cycle that has led to the acquisition of 39 new customers, two-thirds of whom have subsequently purchased additional PS Series arrays.

Research and Development

          We believe that continued investment in research and development is critical to our business, and we invest significant time and financial resources in the development of our products. We have assembled a team of skilled engineers with extensive experience in the fields of computing, storage, distributed systems, network system design, Internet routing protocols and software. These individuals have extensive prior experience with many leading digital storage and data networking companies. Our research and development activities take place at our corporate headquarters in Nashua, New Hampshire. As of March 31, 2007, we had 67 employees in our research and development group.

          Research and development expenses were $7.8 million, $9.7 million and $10.8 million during the years ended December 31, 2004, 2005 and 2006, respectively, and $3.2 million for the three months ended March 31, 2007.

Manufacturing

          We have engaged Xyratex Technology Limited for the assembly, quality control, packaging and shipping of our SAS products. We rely on Xyratex to procure a majority of the components used in our SAS products, with all key components and suppliers pre-qualified by us. We work closely with Xyratex in an effort to ensure that our limited number of third-party suppliers can provide sufficient components to satisfy our product delivery schedule. In addition, we qualify all of the final test procedures conducted by Xyratex and sample finished products to ensure that finished PS Series products meet our rigorous quality standards.

          Although currently we internally assemble, review quality, package and ship our SATA products with components purchased from a limited number of third-party suppliers, we are considering transitioning these functions to Xyratex.

Competition

          The market for our products is highly competitive and we expect competition to intensify in the future. We currently face competition from a number of established companies that have historically dominated the storage market, including EMC, Network Appliance, Dell, Hewlett-Packard, Sun Microsystems, Hitachi Data Systems and IBM. We also face competition from a number of private companies, including Compellent Technologies, LeftHand Networks and 3PAR. We expect to encounter new competitors as well as increased competition, both domestically and internationally, from other established and emerging storage companies.

          We believe the principal competitive factors in our market are as follows:

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  product scalability and performance;

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  reliability to ensure uninterrupted data access;

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  ease of installation and management;

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  software functionality;

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  total cost of ownership;

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  high level of customer support and interaction; and

  •
  ability to sell through the channels that potential customers typically use.

          We believe we compete effectively based on all of these factors. In particular, we believe that our product architecture provides us with significant competitive advantages in terms of performance, scalability, ease of management and low total cost of ownership delivered to our customers. We have extensive market reach through our distribution network of over 500 channel partners. In addition, we have sold our products to over 2,500 customers in more than 30 countries across a broad range of industries, which provides us with a significant number of reference accounts, better enabling us to market and sell our products to new customers. However, many of our competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales and marketing resources than we have. Our competitors may also be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may also have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers.

Intellectual Property

          Our success depends, in part, upon our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing upon our proprietary rights.

          We seek to protect our proprietary position by, among other methods, filing patent applications. We focus our patent efforts in the United States and, when justified by cost and strategic importance, we file related foreign patent applications in jurisdictions such as the European Union and Japan. We also rely on copyright law, trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position.

          As of March 31, 2007, we owned one U.S. patent, for our Distributed Snapshot Process, which relates to a partitioned resource server environment and will expire in 2025. We have one allowed

U.S. patent application, for our Adaptive Storage Block Data Distribution, which relates to our efficient partitioned resource server. We have eight pending utility patent applications in the United States, four applications filed pursuant to the Patent Cooperation Treaty and nine foreign patent applications. Our pending patent applications relate to data integrity, request routing and other network storage concepts.

          We do not know if any of our patent applications will issue as patents. If any of our applications issues as a patent, that patent may be opposed, contested, circumvented, designed around by a third party, or found to be invalid or unenforceable. Our patent applications may not issue with the scope of the claims that we seek, if at all, or the scope of the claims that may issue may not be sufficiently broad to protect our products and technology. Third parties may develop technologies that are similar or superior to our proprietary technologies, duplicate or otherwise obtain and use our proprietary technologies, or design around patents owned or licensed by us. If our products are found to conflict with any patent held by a third party, we could be prevented from selling our products.

          We rely in some circumstances on trade secrets to protect our technology. We control access to and the use of our proprietary software and other confidential information with internal and external controls, including contractual agreements with employees, end-users and channel partners. We cannot provide any assurance that these parties will abide by the terms of their agreements.

          We use trademarks on some of our products and believe that having distinctive marks may be an important factor in marketing our products. We have registered our EqualLogic® and EqualLogic logo trademarks in the United States. We have also registered some of our marks in foreign countries.

          The network storage business is subject to the existence of a large number of patents, trademarks and copyrights, and also to litigation based on allegations of infringement or other violations of intellectual property rights. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, any third-party patents or other proprietary rights in the United States or abroad. It may be necessary for us to initiate litigation in the future to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. We may not prevail in any future litigation.

Employees

          As of March 31, 2007, we had 275 employees, with 148 in sales and marketing, 67 in research and development, 29 in general and administration, 18 in customer support and 13 in operations. Of our employees, 244 are located in the United States and 31 are abroad. None of our employees is represented by a labor union and we consider our current employee relations to be good.

Facilities

          Our corporate headquarters are located in Nashua, New Hampshire, where we occupy an approximately 78,000 square foot facility under a lease expiring in April 2013, subject to our option to extend the lease for an additional five years. We use these facilities for research and development, customer support and sales and marketing, as well as for assembly, quality control, testing, packaging and shipping of our SATA products.

          In connection with our sales efforts, we lease office space typically on a short-term renewable basis in various locations throughout the United States, as well as in Canada, the United Kingdom, Germany, France, the Netherlands, Belgium and Japan.

          We believe that our current facilities are sufficient for our current needs. We intend to add new facilities or expand existing facilities as we add employees or expand our geographic markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

          From time to time, we have been and may again become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any material litigation and we are not aware of any pending or threatened litigation against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

          Our executive officers and directors, their current positions and their ages as of June 30, 2007 are set forth below:

Name	Age	Position(s)
Donald P. Bulens	51	President, Chief Executive Officer and Director
Richard S. Haak, Jr.	52	Chief Financial Officer
Paula A. Long	45	Executive Vice President of Products and Strategy
Peter C. Hayden	47	Executive Vice President of Product Operations and Director
Kirk D. Bowman	41	Executive Vice President of Worldwide Field Operations
John P. Joseph	43	Vice President of Marketing
Christopher Baldwin (1)(2)	45	Director
Michael A. Brown (2)(3)	48	Chairman of the Board of Directors
Edwin J. Gillis (1)(3)	58	Director
Gregory C. Gretsch (2)(3)	40	Director
Richard S. Grinnell (1)	36	Director

(1)
Member of audit committee.

(2)
Member of compensation committee.

(3)
Member of nominating and corporate governance committee.

          Donald P. Bulens has served as our chief executive officer since February 2005. Mr. Bulens served as president and chief executive officer of Trellix Corporation, a website publishing tools provider, from January 1999 until its January 2003 sale to Interland, Inc., a publicly-traded web hosting services provider. He served as senior vice president at Interland from January 2003 until April 2004. Mr. Bulens was an independent consultant to technology companies from December 1997 to December 1998, and from May 2004 to January 2005. He served as chief executive officer of Radnet, Inc., a web-based collaboration software company, from August 1996 to November 1997. Previously, Mr. Bulens served in several leadership roles at Lotus Development Corp., an application software company, including vice president of worldwide channels and developer relations for Lotus Notes, from 1988 to 1996.

          Richard S. Haak, Jr. has served as our chief financial officer since January 2007. From October 2002 until January 2007, Mr. Haak served as chief financial officer of Enterasys Networks, Inc., an enterprise network infrastructure provider, and from October 2001 to October 2002, he was its vice president of finance. From August 2000 to September 2001, he served as chief financial officer of Advantage Schools, Inc., a for-profit charter school development and management company. From 1998 to 2000, Mr. Haak served as vice president and corporate controller of PictureTel Corporation, a videoconferencing company.

          Paula A. Long is a co-founder of EqualLogic and has served as our executive vice president of products and strategy since August 2007. She was our vice president of products and strategy from 2001 to August 2007. From 1999 to 2000, Ms. Long served in several engineering management positions at Allaire Corporation, an e-business platform provider, including as director of enterprise products.

          Peter C. Hayden is a co-founder of EqualLogic and has served as a director since 2001. Since December 2005, he has served as our executive vice president of product operations, and from October 2003 until December 2005, he was our vice president of business development. From 2001 to October 2003, Mr. Hayden served as our chief executive officer. Mr. Hayden served as director of RAID products at Adaptec, Inc., a storage solutions provider, from 1996 to 2000.

          Kirk D. Bowman has served as our executive vice president of worldwide field operations since March 2007. From January 2005 to March 2007, Mr. Bowman served as chief operating officer of Model N Inc., a life science revenue management software provider, and from July 2004 to January 2005, he was a private investor. From January 2004 to July 2004, he was an entrepreneur-in-residence advising early stage companies at Foundation Capital, a venture capital firm. From July 2002 to December 2003, Mr. Bowman served as executive vice president of worldwide field operations of VMware, Inc., a virtual computing software provider. From 1999 to 2001, Mr. Bowman served as senior vice president and general manager of worldwide field operations of Inktomi Corporation, a web search provider.

          John P. Joseph has served as our vice president of marketing since April 2003. From April 2001 to April 2003, Mr. Joseph served as vice president of marketing for Maxtor Corporation, an information storage company. From 1994 to 2001, Mr. Joseph served in several leadership roles, including vice president of marketing for the workstation and server storage group, at Quantum Corporation, an information storage company.

          Christopher Baldwin has served as a director since 2001. Since 1999, Mr. Baldwin has been a partner of Charles River Ventures, a venture capital firm. From 1997 to 1999, he served as vice president of marketing for Argon Networks, Inc., a communications equipment manufacturer.

          Michael A. Brown has served as a director since February 2003 and as our chairman since August 2007. From September 1995 to September 2002, he served as chief executive officer of Quantum Corporation, and from 1984 to 1995, he served in several senior management positions at Quantum, including vice president of marketing, executive vice president and chief operating officer and division president. From 1998 to July 2003, Mr. Brown served as chairman of Quantum and he continues to serve as a director. Mr. Brown also serves as a director of Symantec Corporation, a security and storage software provider, and Nektar Therapeutics, Inc., a biopharmaceutical company, and as chairman of the board of Line 6, a privately-held musical instrument and audio gear manufacturer.

          Edwin J. Gillis has served as a director since May 2006. From July to December 2005, Mr. Gillis was senior vice president of administration and integration of Symantec. From 2002 to July 2005, Mr. Gillis was executive vice president and chief financial officer of VERITAS Software Corporation. From 1995 to 2002, Mr. Gillis was executive vice president and chief financial officer of Parametric Technology Corporation, a mechanical and manufacturing software supplier. Mr. Gillis is a former partner at Coopers & Lybrand L.L.P. and a certified public accountant. Mr. Gillis also serves as a director of Teradyne, Inc., a global supplier of automatic test equipment, and BladeLogic, Inc., a provider of data center automation software.

          Gregory C. Gretsch has served as a director since 2001. Since 2000, Mr. Gretsch has been a managing director of Sigma Partners, a venture capital firm. From 1999 to 2000, Mr. Gretsch was vice president of electronic direct marketing at KANA Software, Inc., a customer service software provider. From 1997 to 1999, he was founder and chairman of Connectify, Inc., an enterprise software company that was acquired by KANA in 1999.

          Richard S. Grinnell has served as a director since June 2005. Since June 2007, Mr. Grinnell has been a managing director of Fairhaven Capital Partners, a venture capital firm that was founded by the former managing directors of TD Capital Ventures. From December 2005 to June 2007, he was a managing director of TD Capital Ventures, the former venture capital arm of The Toronto-Dominion Bank, which he joined in January 2001. From 1999 to 2001, Mr. Grinnell was senior marketing manager of Adero Inc., an internet content distribution provider. From 1997 to 1998, Mr. Grinnell served as director of marketing at ClearOne Communications, Inc., a multimedia communications company.

Board Composition

          Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to a stockholders agreement that we have entered into with holders of shares of our convertible preferred stock. The stockholders agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. There are no family relationships among any of our directors or executive officers.

          Our restated certificate of incorporation and our restated by-laws, which will become effective upon the closing of this offering, provide that the authorized number of directors may be changed only by resolution of the board of directors. Our restated certificate of incorporation and restated by-laws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

          Under Rule 4350 of the Nasdaq Marketplace Rules, a majority of a listed company's board of directors must be comprised of independent directors within one year of listing. In addition, Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 4200(a)(15) of the Nasdaq Marketplace Rules, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, (1) accept directly or indirectly any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

          Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Baldwin, Brown, Gillis, Gretsch and Grinnell, representing five of our seven directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 4200(a)(15) of the Nasdaq Marketplace Rules. Our board of directors also determined that Messrs. Baldwin, Brown and Gretsch, who comprise our compensation committee, and Messrs. Brown, Gillis and Gretsch, who comprise our nominating and corporate governance committee, satisfy the independence standards for those committees established by the Nasdaq Marketplace Rules. In making these determinations, the board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances the board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Our board of directors also determined that Messrs. Gillis and Grinnell, who are two of our three audit committee members, satisfy the independence standards for that committee established by applicable SEC and Nasdaq Marketplace rules. Under applicable

SEC and Nasdaq Marketplace rules, by no later than the first anniversary of the closing of this offering, each member of our audit committee must be an independent director for audit committee purposes. We intend to comply with these requirements prior to the first anniversary of the closing of this offering.

Board Committees

          Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors.

  Audit Committee

          The members of our audit committee are Messrs. Baldwin, Gillis and Grinnell. Our board of directors has determined that each of the members of our audit committee satisfy the requirements for financial literacy under the current requirements of the Nasdaq Global Market and rules and regulations. Mr. Gillis is the chair of the audit committee and is also an "audit committee financial expert", as defined by SEC rules and satisfies the financial sophistication requirements of the Nasdaq Global Market. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements.

          The audit committee's responsibilities include:

  •
  appointing, retaining, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our registered public accounting firm, including the receipt and consideration of reports from the firm;

  •
  overseeing our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  establishing procedures for the receipt and retention of accounting related complaints and concerns;

  •
  reviewing and discussing with management and the registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  reviewing our policies and procedures for approving and ratifying related person transactions, including our related person transaction policy;

  •
  meeting independently with our registered public accounting firm and management; and

  •
  preparing the audit committee report required by SEC rules.

          All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

  Compensation Committee

          The members of our compensation committee are Messrs. Baldwin, Brown and Gretsch. Mr. Brown is the chair of the compensation committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. The compensation committee's responsibilities include:

  •
  reviewing and recommending to the board of directors (excluding management members of the board of directors) our chief executive officer's compensation, and approving the compensation of our other executive officers;

  •
  overseeing the evaluation of our senior executives; in the case of our chief executive officer, assessing performance with the non-management members of the board of directors, and in the case of our senior financial management, assessing performance with the audit committee;

  •
  overseeing, administering and making recommendations to the board of directors with respect to our equity incentive plans;

  •
  overseeing and approving our cash compensation plans;

  •
  reviewing and making recommendations to the board of directors with respect to director compensation;

  •
  reviewing and discussing with management the compensation discussion and analysis required by SEC rules; and

  •
  preparing the compensation committee reports required by SEC rules.

  Nominating and Corporate Governance Committee

          The members of our nominating and corporate governance committee are Messrs. Brown, Gillis and Gretsch. Mr. Gretsch is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board's committees;

  •
  overseeing a periodic review by the board of directors with respect to management succession planning;

  •
  developing and recommending to the board of directors corporate governance principles and guidelines; and

  •
  overseeing periodic evaluations of the board of directors.

Compensation Committee Interlocks and Insider Participation

          None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

          We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.equallogic.com.

Director Compensation

          Since our company was formed, we have not provided cash compensation to any director for his or her services as a director. However, non-employee directors are reimbursed for reasonable travel and other expenses incurred in connection with attending our board and committee meetings.

          We have granted stock awards and options to purchase shares of our common stock to our non-employee directors. The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2006. Neither Mr. Bulens nor Mr. Hayden has ever received any compensation in connection with his service as a director.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)		All Other Compensation ($)	Total ($)
Christopher Baldwin	—	—	—		—	—
Michael A. Brown	—	—	—		—	—
Edwin J. Gillis	—	—	$80,545	(2)	—	$80,545
Gregory C. Gretsch	—	—	—		—	—
Richard S. Grinnell	—	—	—		—	—

(1)
Valuation based on the dollar amount of option grants recognized for financial statement reporting purposes pursuant to SFAS 123(R) with respect to the year ended December 31, 2006, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used by us with respect to the valuation of option grants are set forth in Note 2—Summary of Significant Accounting Policies—Stock-Based Compensation to our consolidated financial statements included elsewhere in this prospectus.

(2)
Represents an option to purchase 662,940 shares of our common stock granted on May 25, 2006 at an exercise price of $0.81 per share.

          Upon completion of this offering, we intend to implement a director compensation plan to provide non-employee directors with appropriate cash and equity compensation for service on the board of directors and committees of the board of directors. The amount of this compensation has not been determined, but we anticipate that it will be consistent with amounts paid by comparable public companies.

Executive Compensation

Compensation Discussion and Analysis

          This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executives and is intended to place in perspective the data presented in the tables and narrative that follow.

          As we have prepared to become a public company, the compensation committee of our board of directors has begun a thorough review of all elements of our executive compensation program, including the function and design of our annual cash incentive plan, long-term incentive plan and change-of-control agreements. The compensation committee will be evaluating the need for revisions to our executive compensation program in the coming months to ensure our program is competitive with the companies with which we compete for executive talent. As part of this process, the compensation committee will consider the competitiveness of the total compensation packages we offer and will not necessarily adjust each separate element of our executive compensation program.

  Overview of Executive Compensation Process

          Our compensation committee oversees our executive compensation program and has done so historically. In this role, the compensation committee will review and approve annually all compensation decisions relating to our executive officers, except that the compensation of our chief executive officer will be subject to approval of the board of directors excluding management members of the board. In making compensation decisions for executive officers, the compensation committee will receive and take into account market-based data and input from a compensation consultant, and for executive officers other than our chief executive officer, the compensation committee will also consider specific recommendations from our chief executive officer.

          Our compensation committee expects, on an annual basis, to set base salaries and bonus targets for the following year, as well as to determine equity incentive awards for our executive officers. In setting annual salaries, bonuses and equity incentive awards, the compensation committee will review the individual contributions of each executive officer and the achievement of predetermined corporate, departmental and individual performance goals.

  Competitive Market and Use of Compensation Consultants

          Our compensation committee has historically benchmarked our executive compensation against compensation data for other private venture-backed companies of similar revenues supplied by committee members and has also relied on its members' business judgment and collective experience in the technology industry. As part of our preparation to become a public company, in July 2007 our compensation committee engaged an independent compensation consulting firm to provide advice regarding our executive compensation practices and provide general information regarding executive compensation practices in our industry. Although the compensation committee considered the compensation consulting firm's advice among other factors in making its decisions with respect to our executive compensation program, the compensation committee ultimately made its own decisions about these matters.

          At the compensation committee's request, the compensation consulting firm completed an assessment of our executive compensation program as compared to those of a peer group of publicly-traded U.S. technology companies. This peer group, which will be periodically reviewed and updated by the compensation committee, consists of publicly-held technology companies the compensation committee believes are generally comparable to us and against which the compensation committee believes we compete for executive talent. The companies in this peer group have annual revenue of approximately one-third to three times those of EqualLogic and market capitalizations that we expect will be comparable to that of EqualLogic as a public company.

  Objectives and Philosophy of Our Executive Compensation Program

          The primary objectives of our compensation committee with respect to executive compensation are to:

  •
  attract, retain and motivate the best possible executive talent;

  •
  ensure that our executive compensation is aligned with our corporate strategies and business objectives;

  •
  promote the achievement of key strategic and financial performance goals by linking short-term cash to the achievement of measurable corporate, individual and departmental performance goals; and

  •
  align executive officers' incentives with the creation of stockholder value.

          To achieve these objectives, our executive compensation program ties a substantial portion of each executive's overall compensation to key corporate financial goals, primarily revenue and net income targets, as well as to departmental objectives. We also provide a portion of our executive compensation in the form of equity incentive awards that vest over time, which we believe helps to retain our executive officers and aligns their interests with those of our stockholders by allowing them to participate in our longer-term performance as reflected in the trading price of shares of our common stock.

          Our objective is to set our executive compensation at levels the compensation committee believes are comparable with those of other companies of similar size and stage of development operating in the hardware and technology industries, while taking into account our relative performance and our own strategic goals.

  Components of our Executive Compensation Program

          The primary elements of our executive compensation program are currently:

  •
  base salaries;

  •
  annual cash incentive bonuses;

  •
  equity incentive awards;

  •
  insurance and other employee benefits; and

  •
  severance and change-of-control benefits.

          The philosophy of the compensation committee has been and continues to be to emphasize the value of equity awards relative to cash compensation as the most significant component of executive compensation, and the compensation committee expects the value of equity awards to exceed the value of cash compensation. The compensation committee believes this best aligns the incentives of our executives with the interests of our stockholders and provides the best retention value. With respect to cash compensation, the philosophy of the compensation committee is to provide an increasing mix of annual incentive bonus relative to base salary consistent with that executive's ability to influence corporate objectives. Going forward, the compensation committee will review information it gathers, including that provided by our compensation consulting firm, and determine what it believes to be the appropriate level and mix of the various compensation components.

          Base salaries.    Base salary provides a fixed amount of compensation to compensate an executive adequately for the regular work performed during the year and takes into account the executive's experience, skills, knowledge and responsibilities. When establishing base salaries, the compensation committee considers the compensation paid by other companies with which we believe we compete for executive officers, as well as a variety of other factors, including seniority and responsibility levels, our ability to replace the individual and the base salary of the individual at his or her prior employment, if applicable. Base salaries for our executives have historically been set in an offer letter to the executive at the outset of employment. However, from time to time in the discretion of our compensation committee and consistent with our executive compensation objectives, base salaries for our executive officers, together with other components of compensation, are evaluated for adjustment based on an assessment of executive performance and compensation trends in our industry.

          In October 2006, our compensation committee increased the base salaries that we pay to Ms. Long, currently our executive vice president of products and strategy, and to Mr. Joseph, our vice president of marketing, from $160,000 to $175,000 per year. Additionally, in May 2007, our compensation committee increased the base salary that we pay to Mr. Bulens, our chief executive officer, from $200,000 to $250,000 per year. Our compensation committee based these executive officers' increased salaries on their ongoing contributions to our growth and development, the committee's confidence in their abilities to advance our corporate goals, and information regarding compensation for comparable positions among comparable companies.

          Our compensation committee, with the assistance of our compensation consulting firm, has begun an analysis of our base salary compensation for executive officers as compared to that of companies in our compensation peer group. The compensation committee expects to complete this analysis, and to implement a new executive compensation program, prior to the closing of this offering. The compensation consulting firm indicated to our compensation committee in July 2007 that our base salaries are generally lower than the median base salaries of our peer companies. In deciding whether to make any adjustments to the base salaries of executives, the compensation committee will consider the relative positioning of each element of our executive compensation, including base salary, annual incentive bonus and equity awards, and the total of all of these elements in relation to the peer group.

          Annual cash incentive bonuses.    We maintain an annual cash incentive bonus plan in which each of our executive officers participates, other than our executive vice president of worldwide field operations. These annual cash incentive bonuses are intended to compensate our executive officers for our achievement of corporate financial objectives as measured against predetermined goals. Bonuses are paid based on the aggregate percentage attainment against these goals, with 100% attainment resulting in a payment of 100% of the target cash incentive bonus. No bonus is paid if the aggregate attainment falls below certain minimum thresholds, and at such minimum thresholds only 50% of the target cash incentive bonus is paid. If we overachieve against our goals, the plan also provides for bonus payments of up to 200% of target bonuses.

          The corporate financial goals on which annual cash incentive bonuses are based include revenue, net income and customer order objectives that are set forth in an internal business plan adopted by our board of directors at the beginning of the year. In 2006, for executive officers other than our chief executive officer, these annual cash incentive bonuses also took into account each executive officer's achievement of individual goals that had been set by the compensation committee based on recommendations by our chief executive officer.

          Amounts payable under the annual cash incentive bonus plan are calculated as a percentage of the applicable executive officer's base salary, with higher level executive officers typically being compensated at a higher percentage of base salary. For 2006, our corporate financial goals accounted for 70% of the annual cash incentive bonus payment of each executive other than our chief executive officer, and individual goals accounted for the remaining 30%. For our chief executive officer, corporate financial goals accounted for 100% of his 2006 annual cash incentive bonus payment.

          Beginning in 2007, our compensation committee no longer determines any portion of our executive officers' annual cash incentive bonus payments by reference to individual goals. Instead, except with respect to our chief executive officer, our compensation committee will refer to key performance metrics, which are functional departmental objectives that are intended to enhance teamwork and accountability and to align our executive officers' incentive compensation with key drivers of our operational success. For 2007, our corporate financial goals will account for 70% of each executive officer's annual cash incentive bonus payment, and key performance metrics will account for the remaining 30%. For our chief executive officer, corporate financial goals will account for 100% of his 2007 annual cash incentive bonus payment. Beginning in 2008, annual cash incentive payments for all executive officers will be based on the achievement of revenue and net income goals.

          Our compensation committee works with our chief executive officer and our other executive officers to develop goals that they believe can be reasonably achieved by us and our executive officers with hard work.

          Our vice president of worldwide field operations, Mr. Bowman, is not compensated on the same basis as our other executive officers with respect to cash bonuses. Instead, in addition to his 2007 base salary, Mr. Bowman is entitled to receive commissions based on a sales quota for the sales of our products and support services. Mr. Bowman's eligibility for commissions, which are paid on a monthly basis, is determined by dividing the target for his annual variable cash compensation by his target quota for sales of our products and support services (the "Commission Rate"). In each month, we pay commissions earned with a formula that applies the Commission Rate against the actual invoiced net sales of products and customer service agreements during the month. Because Mr. Bowman is principally responsible for overseeing the activities of our worldwide sales force, we believe that providing Mr. Bowman with commissions that are based on the performance of our sales force, as measured the sale of our products and support services, achieves our compensation objectives more effectively than would the cash bonus criteria established for our other executive officers.

          For the years ended December 31, 2006 and 2007, the target bonus award as a percentage of each executive officer's base salary was set as follows:

Executive Officer	Target Bonus Award as a Percentage of Base Salary
Chief Executive Officer	75.0%
Chief Financial Officer	40.0%
Vice President of Products and Strategy(1)	40.0%
Executive Vice President of Product Operations	40.0%
Vice President of Marketing	40.0%
Former Vice President of Worldwide Sales	37.5% (2)

(1)
Ms. Long became our executive vice president of products and strategy in August 2007.

(2)
In 2006, our former vice president of worldwide sales, Mr. Peabody, was eligible for a cash bonus award of up to $15,000 per quarter based on sales and revenue measures. Mr. Peabody's employment with us ended as of January 2, 2007.

          For the actual 2006 amounts that we paid to each executive officer under our annual cash incentive plan, see the Summary Compensation Table below.

          Equity incentive awards.    Our equity incentive award program is the primary vehicle for offering long-term incentives to our executives. To date, all equity incentive awards made to our executive officers have been made in the form of stock options, and the compensation committee currently intends to continue this practice. Although we do not have any equity ownership guidelines or requirements for our executive officers, we believe that equity incentive awards provide our executive officers with a strong link to our long-term performance, create an ownership culture and to align the interests of our executive officers and with the creation of value for our stockholders. In addition, we believe that the vesting features of our equity incentive awards further our goal of executive retention because they provide an incentive to our executives to remain in our employ during the vesting period.

          In determining the size of equity incentive awards to our executive officers, our compensation committee has historically considered our corporate performance, the applicable executive's performance and potential for enhancing the creation of value for our stockholders, the amount of equity previously awarded to the executive and the vesting of such awards, the executive's position and, in the case of awards to executive officers other than our chief executive officer, the recommendations of our chief executive officer. These factors will continue to be the primary factors considered in making future equity awards. In addition, going forward, the compensation committee will also consider recommendations developed by our compensation consulting firm, including information regarding comparative share ownership of executives in our compensation peer group.

          We typically make an initial equity award of stock options to new executive officers when they join us. Our compensation committee approves all equity incentive awards to our executive officers, except that equity incentive awards to our chief executive officer are approved by the board of directors. Typically, these initial stock option awards to our executive officers vest 25% at the end of the first year and in equal quarterly installments over the succeeding three years. This vesting schedule is consistent with the vesting of stock options granted to our other employees.

          In conjunction with becoming our chief executive officer in February 2005, Mr. Bulens received an initial option to purchase 6,975,406 shares of our common stock. In October 2005, we granted Mr. Bulens an additional option to purchase 1,743,855 shares of our common stock. The stock option granted to Mr. Bulens in October 2005 will vest in full on March 31, 2009, subject to accelerated vesting upon satisfaction of specified performance measures. On March 5, 2007, the board of directors determined that the corporate performance measures had been met and, as a result, the vesting of this option accelerated by 50% and the remaining portion of this option is vesting at the rate of 2.083% per month. In addition, a portion of the option granted to Mr. Bulens in February 2005, and the entire option granted to Mr. Bulens in October 2005, will vest following certain acquisitions of our company. For more information regarding option acceleration, see "— Severance and change-of-control benefits" below.

          In conjunction with becoming our executive vice president of worldwide field operations in March 2007, Mr. Bowman received an initial option to purchase 3,302,029 shares of our common stock. On March 5, 2007, we granted to Mr. Bowman an additional option to purchase 471,718 shares of our common stock. The stock option granted to Mr. Bowman on March 5, 2007 will vest in full on March 5, 2012, subject to accelerated vesting upon satisfaction of specified performance measures. Upon satisfaction of the corporate performance measures, which have not been satisfied to date, the vesting of this option will accelerate by 2.083% for each month between March 5, 2007 and the date the corporate performance measures are satisfied, and thereafter the option will continue to vest at the rate of 2.083% per month. In addition, a portion of both options granted to Mr. Bowman will vest following certain acquisitions of our company. For more information regarding option acceleration, see "— Severance and change-of-control benefits" below.

          From time to time, in the discretion of our compensation committee, we also make additional equity incentive awards to our executive officers as part of our overall compensation program and consistent with our executive compensation objectives.

          We have historically granted stock options at exercise prices equal to the fair market value of shares of our common stock on the date of grant as determined by our board of directors. Until March 2006, the board of directors determined the fair market value of shares of our common stock based on a number of factors, with an emphasis on the implied price of shares of our common stock as suggested by the purchase price of shares of our preferred stock issued in third-party financings. Beginning in March 2006, the board of directors determined the fair market value of shares of our common stock based in part on analyses performed by an independent valuation firm. After the closing of this offering, the exercise price of all stock options will be equal to the closing price of shares of our common stock on the Nasdaq Global Market on the date of grant. Options are generally granted in conjunction with regularly scheduled meetings of the board or compensation committee. We do not have a program, plan or practice of selecting grant dates for equity incentive awards to our executive officers in coordination with the release of material non-public information.

          Insurance and other employee benefits.    We maintain broad-based benefits that are provided to all employees, including our 401(k), flexible spending accounts, medical, dental and vision care plans, and our life and accidental death and dismemberment insurance policies, long-term and short-term disability plans, employee assistance program, vacation and standard company holidays. Executive officers are eligible to participate in each of these programs on the same terms as non-executive employees. We do not currently provide an employer match under our 401(k) plan. We do not provide any retirement benefits separate from employees' ability to fund their own 401(k) investments.

          Severance and change-of-control benefits.    Currently, upon an acquisition of our company, all of our restricted stock and option holders, including our executive officers, receive one year of accelerated vesting. In addition, pursuant to agreements we have entered into with each of our executive officers, if an executive officer is terminated without "cause" or resigns for "good reason" following a "change of control" of our company, as such terms are defined in the agreements with our executive officers, the executive officer is eligible to receive an additional year of accelerated vesting plus severance consisting of the continuation of base salary and health and welfare benefits for a period of three months. For more information about the potential payments payable under these agreements, see "— Potential Payments Upon Termination or Change of Control" below. In connection with the development of our new compensation program, and prior to the closing of this offering, the compensation committee may decide to modify these arrangements to ensure they remain competitive with those of our selected peer group of companies.

          We believe these benefits help us compete for and retain executive talent. We generally structure our executive officer change-of-control benefits as "double trigger" benefits, as described above, so that a change of control by itself does not trigger the benefits. We believe this double trigger mechanism maximizes stockholder value because it prevents unintended windfalls to executive officers in the event of a friendly change of control, while providing appropriate incentives to our executive officer to help negotiate a change of control in which they believe they may lose their jobs.

  Tax Considerations

          Section 162(m) of the Internal Revenue Code of 1986, as amended, which will become applicable to us upon completion of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and our four other most highly paid executive officers. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

          The following table sets forth information regarding compensation earned by our chief executive officer, our former chief financial officer and each of our four other most highly compensated executive officers during the year ended December 31, 2006. We refer to these executive officers as our "named executive officers" elsewhere in this prospectus. Mr. Haak joined us as chief financial officer on January 2, 2007 and Mr. Bowman joined us as executive vice president of worldwide field operations on March 5, 2007.

Name and Principal Position	Salary ($)	Option Awards ($)	Non-Equity Incentive Plan ($)(1)	All Other Compensation ($)	Total ($)
Donald P. Bulens President and Chief Executive Officer	200,000	290,498(2)	151,050	84(3)	641,632
Peter C. Hayden Executive Vice President of Product Operations	175,000	92,090(2)	70,490	84(3)	337,664
Paula A. Long Vice President of Products and Strategy	163,125	115,253(2)	70,490	84(3)	348,952
John P. Joseph Vice President of Marketing	163,125	20,373(2)	70,490	84(3)	254,072
Stephen Peabody(4) Former Vice President of Worldwide Sales	160,000	51,467(2)	55,778	263,177 (5)	530,422
Paul Bernard(6) Former Chief Financial Officer	86,667	149,792(7)	—	85,025(8)	321,484

(1)
Consists of cash bonuses paid under our annual cash incentive bonus program for the year ended December 31, 2006. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Cash Incentive Bonuses" for a description of the program. In addition to payments under our annual cash incentive bonus program, Mr. Peabody received sales commissions in the amount of $263,093.

(2)
Valuation of these stock option awards is based, in part, on the dollar amount of share-based compensation recognized for financial statement reporting purposes in 2006 computed in accordance with SFAS 123(R), excluding the impact of estimated forfeitures related to service-based vesting conditions. We arrive at these amounts by taking the compensation cost for these awards calculated under SFAS 123(R) on the date of grant, and we recognize this cost over the period during which the named executive officer must provide services in order to earn the award, typically four years. The reported amounts include additional amounts that were not recognized for financial statement reporting purposes in 2006, resulting from requirements of the SEC to report in this summary compensation table awards made prior to 2006 using the modified prospective transition method pursuant to SFAS 123(R). Under the modified prospective transition method, a portion of the grant date fair value determined under SFAS 123(R) of equity awards that are outstanding on January 1, 2006, the date we adopted SFAS 123(R), is recognized over those awards' remaining vesting periods. This additional amount is $290,498 for Mr. Bulens, $0 for Mr. Hayden, $23,007 for Ms. Long, $19,123 for Mr. Joseph, $38,257 for Mr. Peabody and $12,359 for Mr. Bernard.

(3)
Consists of long-term disability premiums.

(4)
Mr. Peabody's employment with us ended as of January 2, 2007.

(5)
Consists of $263,093 in sales commissions and $84 of long-term disability premiums. In addition, we paid $213,333 in severance to Mr. Peabody in connection with the end of his employment with us as of January 2, 2007.

(6)
Mr. Bernard's employment with us ended as of July 14, 2006.

(7)
Consists of $137,433 of expense calculated in accordance with SFAS 123(R) associated with the accelerated vesting of stock options in connection with the end of Mr. Bernard's employment with us.

(8)
Consists of $73,333 in severance and $11,692 in accrued vacation paid to Mr. Bernard in connection with the end of his employment with us as of July 14, 2006.

Grants of Plan-Based Awards in 2006

          The following table sets forth information regarding grants of compensation in the form of plan-based awards during the year ended December 31, 2006 to our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/share) (2)
							Grant Date Fair Value of Option Awards ($)(3)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Donald P. Bulens	—	—	150,000	300,000	—	—	—
Peter C. Hayden	3/23/2006 —	— —	— 70,000	— 119,000	1,000,000 —	0.81 —	359,100 —
Paula A. Long	3/23/2006 —	— —	— 65,250	— 110,925	1,000,000 —	0.81 —	359,100 —
John P. Joseph	12/14/2006 —	— —	— 65,250	— 110,925	250,000 —	0.88 —	111,825 —
Stephen Peabody(4)	3/23/2006	—	60,000	60,000	100,000	0.81	35,910
Paul Bernard(5)	—	—	64,000	108,800	—	—	—

(1)
Represents threshold, target and maximum payout levels under our annual cash incentive program for performance during the year ended December 31, 2006. See "— Compensation Discussion and Analysis — Components of our Executive Compensation Program — Annual Cash Incentive Bonuses" for a description of the program.

(2)
Based on the valuation of shares of our common stock as of the date of grant.

(3)
Valuation of these options is based on the dollar amount of share-based compensation recognized for financial statement reporting purposes pursuant to SFAS 123(R) over the entire term of these options, except that such amounts do not reflect an estimate of forfeitures related to service-based vesting conditions. The assumptions used with respect to the valuation of option grants are set forth in Note 2 — Summary of Significant Accounting Policies — Stock-Based Compensation to our consolidated financial statements included elsewhere in this prospectus.

(4)
Mr. Peabody's employment with us ended as of January 2, 2007.

(5)
Mr. Bernard's employment with us ended as of July 14, 2006.

Outstanding Equity Awards at Year End

          The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2006.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)
						Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
Name				Option Exercise Price	Option Expiration Date
	Exercisable	Unexercisable
Donald P. Bulens	2,997,037 —	3,778,369(1 1,743,855(2	) )	0.14 0.27	3/23/2015 10/1/2015	— —	— —
Peter C. Hayden	249,996	750,004(3)		0.81	3/23/2016	—	—
Paula A. Long	250,000 581,292 249,996	— — 750,004(3)		0.09 0.14 0.81	4/30/2012 3/23/2015 3/23/2016	— — —	— — —
John P. Joseph	283,266 —	260,610(4 250,000(5	) )	0.14 0.88	11/11/2014 12/14/2016	— —	— —
Stephen Peabody(6)	361,390 70,822 58,324 37,494	332,486(7 29,178(9 41,676(9 62,506(9	) ) ) )	0.14 0.14 0.27 0.81	11/11/2014 7/21/2015 10/20/2015 3/23/2016	43,758(8 — — —)	$38,507 — — —
Paul Bernard(10)	—	—		—	—	—	—

(1)
25% of the shares underlying this option vest on February 28, 2006 and the remainder vest in equal monthly installments thereafter over the next three years.

(2)
The shares underlying the option will vest in full on March 31, 2009, subject to accelerated vesting upon satisfaction of specified performance measures. On March 5, 2007, the board of directors determined that the corporate performance measures had been met and, as a result, the vesting of this option accelerated by 50% and the remaining portion of this option is vesting at the rate of 2.083% per month. In addition, this option will vest in full upon certain acquisitions of our company.

(3)
The shares underlying this option vest in equal monthly installments over four years beginning on December 21, 2005.

(4)
25% of the shares underlying this option vest on November 11, 2005, and the remainder vest in equal monthly installments thereafter over the following three years.

(5)
The shares underlying this option vest in equal monthly installments over four years beginning on December 14, 2006.

(6)
Mr. Peabody's employment with us ended as of January 2, 2007.

(7)
In connection with the end of Mr. Peabody's employment with us as of January 2, 2007, this option was accelerated with respect to 161,721 shares and cancelled with respect to 170,765 shares.

(8)
Relates to a grant of 700,000 shares of restricted stock on March 24, 2003. This grant vested as to 25% shares on March 24, 2003 and as to an additional 2.083% of the shares monthly thereafter. In connection with the end of Mr. Peabody's employment with us as of January 2, 2007, Mr. Peabody surrendered the unvested portion of this grant.

(9)
In connection with the end of Mr. Peabody's employment with us as of January 2, 2007, the unvested portion of this option was cancelled.

(10)
Mr. Bernard's employment with us ended as of July 14, 2006.

Option Exercises and Stock Vested

          The following table sets forth information regarding options exercised by our named executive officers during the year ended December 31, 2006.

	Option Awards				Stock Awards
Name	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Donald P. Bulens	200,000	(1)	26,000	(2)	—	—
Peter C. Hayden	542,780	(3)	130,267	(4)	—	—
Paula A. Long	—		—		—	—
John P. Joseph	—		—		—	—
Stephen Peabody(5)	—		—		43,758	$38,507	(6)
Paul Bernard(7)	1,262,422	(8)	1,017,817	(9)	—	—

(1)
Options were exercised as of March 3, 2006.

(2)
Represents the difference between the aggregate market price of shares of our common stock underlying that option on the date of exercise, which we have assumed to be $0.27, and the aggregate exercise price of the option.

(3)
Options were exercised as of March 17, 2006.

(4)
Represents the difference between the aggregate market price of shares of our common stock underlying that option on the date of exercise, which we have assumed to be $0.27, and the aggregate exercise price of the option.

(5)
Mr. Peabody's employment with us ended as of January 2, 2007.

(6)
Represents the amount determined by multiplying the number of shares vested by the market price of shares of our common stock on the vesting date, which we have assumed to be $0.88.

(7)
Mr. Bernard's employment with us ended as of July 14, 2006.

(8)
Options were exercised as of October 13, 2006.

(9)
Represents the difference between the aggregate market price of shares of our common stock underlying that option on the date of exercise, which we have assumed to be $0.87, and the aggregate exercise price of the option.

Potential Payments Upon Termination or Change of Control

          The table below summarizes the potential payments to each of our named executive officers if he or she were to be terminated without cause or resign for good reason following a sale of our company on December 31, 2006, the last day of our most recently completed year.

Name	Severance Payments	Medical/Welfare Benefits(1)	Value of Additional Vested Option and Restricted Stock Awards(2)	Total Benefits
Donald P. Bulens	$50,000	$4,711	$(3)	$
Peter C. Hayden	43,750	4,711	(4)
Paula A. Long	40,781	4,711	(4)
John P. Joseph	40,781	4,351	(4)
Stephen Peabody(5)	40,000	319	(6)
Paul Bernard(7)	—	—	(6)

(1)
Calculated based on the estimated cost to us of providing these benefits.

(2)
Valuation of these options and restricted stock is based on a price per share of our common stock of $                    , which is the midpoint of the price range set forth on the cover of this prospectus.

(3)
Upon an acquisition of our company, the option granted to Mr. Bulens on October 1, 2005 for the purchase of 1,743,855 shares of our common stock will vest in full. Upon an acquisition of our company, each other option granted to Mr. Bulens will be subject to one year of accelerated vesting plus an additional year of accelerated vesting if he is terminated without cause or resigns for good reason following the acquisition.

(4)
Subject to one year of accelerated vesting upon an acquisition of our company plus an additional year of accelerated vesting if the holder is terminated without cause or resigns for good reason following the acquisition.

(5)
We paid $213,333 in severance to Mr. Peabody in connection with the end of his employment with us as of January 2, 2007.

(6)
Subject to one year of accelerated vesting upon an acquisition of our company.

(7)
Mr. Bernard's employment with us ended as of July 14, 2006. In connection with the end of his employment with us, we paid Mr. Bernard $73,333 in severance and $11,692 in accrued vacation and accelerated the vesting of options to purchase 202,484 shares of our common stock.

Employment Agreements

          We do not have formal employment agreements with any of our named executive officers. The initial compensation of each of our named executive officer was set forth in an offer letter that we executed with each of them at the time their employment with us commenced. Each offer letter provides that the executive officer's employment with us is on an at-will basis. As a condition to his or her employment, each named executive officer entered into a non-competition, non-solicitation agreement, proprietary information and inventions agreement. Under these agreements, each named executive officer has agreed (1) not to compete with us or to solicit our employees during their employment and for a period of 12 months after the termination of their employment and (2) to protect our confidential and proprietary information and to assign intellectual property developed during the course of their employment to us.

Stock Option and Other Compensation Plans

  2001 Stock Plan

          Our 2001 stock plan was adopted by our board of directors and approved by our stockholders in July 2001. A maximum of 55,819,716 shares of our common stock are authorized for issuance under the 2001 stock plan.

          The 2001 stock plan provides for the grant of incentive stock options, nonstatutory stock options and stock awards and for the opportunity to make direct purchases of shares of our common stock, which we refer to as purchases. Our employees, officers, directors and consultants are eligible to receive awards under the 2001 stock plan; however, incentive stock options may only be granted to our employees. In accordance with the terms of the 2001 stock plan, our board of directors, or a committee appointed by our board of directors, administers the 2001 stock plan and, subject to any limitations in the 2001 stock plan, selects the recipients of awards and determines:

  •
  the time or times at which options or stock awards shall be granted or purchases made;

  •
  the exercise prices of options and the purchase prices of shares subject to purchases;

  •
  whether options granted shall be incentive stock options or nonstatutory stock options;

  •
  the number of shares of our common stock covered by options and the dates upon which those options become exercisable;

  •
  the methods of payment of the exercise price of options;

  •
  the duration of options; and

  •
  whether options, stock awards or purchases shall be subject to any restrictions and the terms and conditions of such restrictions.

          Pursuant to the terms of the 2001 stock plan, in the event of a proposed liquidation or dissolution of our company, all unexercised options will terminate immediately prior to the liquidation or dissolution, or at such other time and subject to such other conditions as shall be determined by our board of directors. In the event of a reorganization or recapitalization other than a liquidation or dissolution pursuant to which our securities or those of another corporation are issued with respect to our outstanding shares of common stock, upon exercising an option, an option holder shall be entitled to receive the securities he or she would have received if he or she had exercised such option prior to the event.

          Pursuant to the terms of the 2001 stock plan, in the event of our merger or consolidation with or into another entity pursuant to which the holders of our outstanding shares of common stock immediately following such event represent less than a majority of the common stock of the surviving or successor entity, or in the event of a sale of all or substantially all of our assets, our board of directors shall do one of the following:

  •
  provide that all outstanding options shall be assumed or substituted by the successor entity;

  •
  substitute on an equitable basis for each share of our common stock subject to an outstanding option, the consideration payable with respect to each outstanding share of our common stock in connection with such transaction;

  •
  upon written notice to an option holder, provide that the option holder's unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the option holder, to the extent then exercisable, within a specified time period; or

  •
  make or provide for a cash payment to all option holders equal to the excess, if any, of the fair market value of the shares subject to such options, to the extent then exercisable, over the exercise price thereof in exchange for the termination of such options.

          Our board of directors may appropriately adjust any stock award granted under the 2001 stock plan in connection with the sale of all or substantially all of our assets or any consolidation, merger, recapitalization or reorganization event.

          Upon an acquisition of our company, the vesting of all outstanding stock awards under the 2001 stock plan, including awards held by our executive officers, will be accelerated by one year.

          As of March 31, 2007, there were options to purchase 30,057,625 shares of our common stock outstanding under the 2001 stock plan at a weighted average exercise price of $0.52 per share, and 7,225,914 shares of common stock had been issued pursuant to the exercise of options granted under the stock plan. After the effective date of the 2007 stock incentive plan described below, we will grant no further stock options or other awards under the 2001 stock plan. However, any shares of our common stock reserved for issuance under the 2001 stock plan that remain available for issuance and any shares of our common stock subject to awards under the 2001 stock plan that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us will be added to the number of shares available under the 2007 stock incentive plan up to a specified number of shares.

  2007 Stock Incentive Plan

          Our 2007 stock incentive plan, which will become effective on the date that the registration statement for this offering is declared effective, was adopted by our board of directors on                          , 2007 and approved by our stockholders on                          , 2007. The 2007 stock incentive plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the 2007 stock incentive plan will be the sum of                          shares plus the number of shares of our common stock then available for issuance under the 2001 stock plan and the number of shares of our common stock subject to awards granted under the 2001 stock plan which expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right, up to a maximum of                           shares.

          In addition, our 2007 stock incentive plan contains an "evergreen" provision that allows for an annual increase in the number of shares available for issuance under our 2007 stock incentive plan on the first day of each year beginning in 2009 and continuing for a period of             years. The annual increase in the number of shares shall be equal to the lowest of:

  •
  shares;

  •
  % of the aggregate number of shares of common stock outstanding on the first day of the year; and

  •
  an amount determined by our board of directors.

          Under this provision, no annual increase shall be made to the extent that the number of shares of our common stock available for issuance under the 2007 stock incentive plan and all other employee or director equity incentive plans would exceed                          % of our outstanding shares on the first day of the applicable year.

          Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2007 stock incentive plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the plan is                          per calendar year.

          In accordance with the terms of the 2007 stock incentive plan, our board of directors has authorized our compensation committee to administer the 2007 stock incentive plan. Pursuant to the terms of the 2007 stock incentive plan, our compensation committee will select the recipients of awards and determine:

  •
  the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

  •
  the exercise price of options;

  •
  the duration of the options; and

  •
  the number of shares of our common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

          If our board of directors delegates authority to an executive officer to grant awards under the 2007 stock incentive plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

          Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2007 stock incentive plan, as to some or all outstanding awards:

  •
  provide that all outstanding awards shall be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

          Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

          No award may be granted under the 2007 stock incentive plan after                          , 2017. Our board of directors may amend, suspend or terminate the 2007 stock incentive plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

  401(k) Retirement Plan

          We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, subject to a 90-day waiting period. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,500 in 2007, and have the amount of the reduction contributed to the 401(k) plan. We are permitted to match employees' 401(k) plan contributions, however, we do not currently do so.

Limitation of Liability and Indemnification

          As permitted by Delaware law, we have adopted provisions in our restated certificate of incorporation and restated bylaws, both of which will become effective upon the closing of this offering, that limit or eliminate the personal liability of our directors. Our restated certificate of incorporation and restated bylaws limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

          These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

          As permitted by Delaware law, our restated certificate of incorporation and restated bylaws that will become effective upon the closing of this offering also provide that:

  •
  we will indemnify our directors and officers to the fullest extent permitted by law;

  •
  we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by the board of directors; and

  •
  we will advance expenses to our directors and executive officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

          The indemnification provisions contained in our restated certificate of incorporation and restated bylaws that will become effective upon the closing of this offering are not exclusive.

          In addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws, prior to completion of this offering we intend to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director, officer, employee or agent, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the event that we do not assume the defense of a claim against a director or executive officer, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us.

          We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

          In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses rising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

          Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

RELATED PARTY TRANSACTIONS

          Since January 1, 2004, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Stock Issuances

          In June 2004, we issued an aggregate of 36,710,720 shares of our series C convertible preferred stock at a price of $0.5448 per share for an aggregate purchase price of $20,000,000. The table below sets forth the number of series C shares sold to our directors, executive officers and 5% stockholders and their affiliates:

Name	Number of Shares	Purchase Price
Affiliates of Charles River Ventures	8,715,099	$4,747,986
Affiliates of Focus Ventures II, L.P.	14,684,288	$8,000,000
Affiliates of Sigma Partners 6, L.P.	8,630,165	$4,701,714
Toronto Dominion Capital (U.S.A.), Inc.	4,681,168	$2,550,300

Registration Rights

          The holders of shares of our outstanding convertible preferred stock have the right to demand that we file a registration statement and these holders and holders of our warrants have the right to request that their shares be covered by a registration statement that we are otherwise filing. These rights are provided under the terms of an investor rights agreement we entered into on June 18, 2004 with these holders, which include holders of more than 5% of our voting securities and their affiliates, and one of our directors.

          For a more detailed description of these registration rights, see "Description of Capital Stock — Registration Rights."

Indemnification

          Our restated certificate of incorporation that will be in effect upon the closing of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered, and expect to enter in the future, into indemnification agreements with each of our directors and executive officers that may be broader in scope that the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see "Management — Limitation of Liability and Indemnification."

Policies and Procedures for Related Party Transactions

          We have adopted a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person.

          Any related person transaction proposed to be entered into by us must be reported to our general counsel and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction, whenever practicable. If our general counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee, or at the next meeting following the date that the related person transaction comes to the attention of our general counsel. Our general counsel, however, may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

          In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

          Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

          A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in this policy after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of business;

  •
  whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

          The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may, in its sole discretion, impose conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of shares of our common stock as of March 31, 2007, by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of shares of our common stock;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

          Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of our common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after March 31, 2007. Except as otherwise indicated, all of the shares reflected in the table are shares of our common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

          Percentage ownership calculations for beneficial ownership prior to this offering are based on 156,033,390 shares outstanding as of March 31, 2007, assuming the automatic conversion of all shares of our outstanding convertible preferred stock into shares of our common stock. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of EqualLogic, Inc, 110 Spit Brook Road, Building ZKO2, Nashua, NH 03062.

          In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
Name and Address of Beneficial Owner			Shares Offered
	Number	Percentage		Number	Percentage
5% Stockholders
Charles River Partnership XI, LP and affiliated entities(1)	46,927,840	30.1%
Focus Ventures II, L.P.(2)	14,897,368	9.5
Sigma Partners 6, L.P.(3)	45,495,323	29.2
Toronto Dominion Capital (U.S.A.), Inc.(4)	25,251,085	16.2
Officers and Directors
Donald P. Bulens(5)	4,722,748	2.9%
Richard S. Haak, Jr.	—	—
Paula A. Long(6)	3,955,453	2.5
Peter C. Hayden(7)	3,876,941	2.5
Kirk D. Bowman(8)	137,582	*
John P. Joseph(9)	1,565,960	1.0
Christopher Baldwin(10)	46,927,840	30.1
Michael A. Brown	1,040,806	*
Edwin J. Gillis(11)	310,323	*
Gregory C. Gretsch(12)	45,495,323	29.2
Richard S. Grinnell(13)	25,251,085	16.2
All current executive officers and directors as a group (11 persons)(14)	133,284,061	82.1

(1)
Consists of 33,696,316 shares held by Charles River Partnership XI, LP, 1,075,610 shares held by Charles River Friends XI-A, LP, 221,739 shares held by Charles River Friends XI-B, LP and 11,934,175 shares held by Charles River XI GP, LP. Charles River XI GP, LP is the General Partner of Charles River Partnership XI, LP. Charles River XI GP, LLC is the General Partner of Charles River XI GP, LP, Charles River Friends XI-A, LP and Charles River Friends XI-B, LP. The Managing Members of Charles River XI GP, LLC are Izhar Armony, Christopher Baldwin, Richard M. Burnes, Jr., Ted R. Dintersmith, Bruce I. Sachs, William P. Tai and Michael J. Zak, each of whom disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and none of whom has sole voting and dispositive power with respect to such shares. Mr. Baldwin also serves as a member of our board of directors. Charles River Ventures' address is 1000 Winter Street, Suite 3300, Waltham, Massachusetts 02451.

(2)
Consists of 14,152,500 shares held by Focus Ventures II, L.P., 186,217 shares held by FV Investors II A, L.P. and 558,651 shares held by FV Investors II QP, L.P. (collectively, the "Focus Entities"). Focus Ventures Partners II, L.P. is the general partner of Focus Ventures II, L.P. James H. Boettcher, Kevin McQuillan, Steven Bird and George Bischof (collectively, the "General Partners") are the general partners of Focus Ventures Partners II, L.P. The General Partners have shared voting and investment control over all the shares held by the Focus Entities and therefore may be deemed to share beneficial ownership of the shares held by the Focus Entities by virtue of their status as controlling persons of Focus Ventures Partners II, L.P. Each of the General Partners disclaims beneficial ownership of the shares held by the Focus

  Entities, except to the extent of such General Partner's pecuniary interest therein, if any. The Focus Entities address is 525 University Avenue, Suite 1400, Palo Alto, California 94301.

(3)
Consists of 40,915,613 shares held by Sigma Partners 6, LP, 4,015,550 shares held by Sigma Associates 6, LP and 564,160 shares held by Sigma Investors 6, LP. Mr. Gretsch is a managing director and the general partner of Sigma Partners 6, LP, Sigma Associates 6, LP and Sigma Investors 6, LP and may be deemed to share voting and investment power with respect to all shares held by those entities. Excludes 975,897 shares of our common stock held by Gardner C. Hendrie, a member of Sigma Management 6 LLC, the general partner of Sigma Partners 6, L.P. Mr. Gretsch also serves as a member of our board of directors. Mr. Gretsch disclaims beneficial ownership of the shares held by each of the funds managed by Sigma Partners except to the extent of his pecuniary interest therein, if any. Sigma Partners 6, LP's address is 1600 Camino Real, Suite 280, Menlo Park, California 94025.

(4)
Toronto Dominion Capital (U.S.A.), Inc.'s address is 909 Fannin, Suite 1950, Houston, Texas 77010.

(5)
Includes 550,000 shares of our common stock held by The Bulens Family Irrevocable Trust, of which Mr. Bulens and his wife are trustees, and options to purchase 4,172,748 shares of our common stock exercisable as of May 30, 2007. Mr. Bulens disclaims beneficial ownership of the shares held by the trust except to the extent of his pecuniary interest therein, if any.

(6)
Includes 10,000 shares of our common stock held by Ms. Long's husband, as custodian for their minor son under the New Hampshire Uniform Transfers to Minors Act, and options to purchase 1,185,453 shares of our common stock exercisable as of May 30, 2007. Ms. Long disclaims beneficial ownership of the shares held by her husband as custodian except to the extent of her pecuniary interest therein, if any.

(7)
Includes 20,000 shares of our common stock held by Mr. Hayden's wife, as custodian for their minor children under the New Hampshire Uniform Transfers to Minors Act, and options to purchase 354,161 shares of our common stock exercisable as of May 30, 2007. Mr. Hayden disclaims beneficial ownership of the shares held by his wife as custodian except to the extent of his pecuniary interest therein, if any.

(8)
Consists of options to purchase 137,582 shares of our common stock exercisable as of May 30, 2007.

(9)
Includes options to purchase 365,960 shares of our common stock exercisable as of May 30, 2007.

(10)
Consists of shares described in Note (1) above. Mr. Baldwin disclaims beneficial ownership of the shares held by the entities affiliated with Charles River Partnership XI, LP except to the extent of his pecuniary interest therein, if any.

(11)
Includes options to purchase 179,788 shares of our common stock exercisable as of May 30, 2007.

(12)
Consists of shares described in Note (3) above. Mr. Gretsch disclaims beneficial ownership of the shares held by the entities affiliated with Sigma Partners 6, L.P. except to the extent of his pecuniary interest therein, if any.

(13)
Consists of shares held by Toronto Dominion Capital (U.S.A.), Inc. Mr. Grinnell is a managing director of Fairhaven Capital Partners ("Fairhaven"). Pursuant to a portfolio management agreement, a Fairhaven entity acts as the manager of various investments, including the shares of EqualLogic held by Toronto Dominion Capital (U.S.A.), Inc. Mr. Grinnell disclaims beneficial ownership of the shares held by Toronto Dominion Capital (U.S.A.), Inc. except to the extent of his pecuniary interest therein, if any.

(14)
Includes options to purchase 6,395,692 shares of our common stock exercisable as of May 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

          Following the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated.

          The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

          As of March 31, 2007, there were 156,033,390 shares of our common stock outstanding, held of record by 145 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock.

          The holders of shares of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then outstanding preferred stock.

          In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

          The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

          Under the terms of our restated certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

          Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

          As of March 31, 2007, options to purchase 30,057,625 shares of common stock at a weighted average exercise price of $0.52 per share were outstanding.

Registration Rights

          We have entered into an investor rights agreement with the holders of shares of our convertible preferred stock and warrants. After the completion of this offering and the sale by the selling stockholders of the shares offered by them hereby, holders of a total of             shares of our common stock that are issued and outstanding or issuable upon exercise of outstanding warrants will have the right to require us to register these shares under the Securities Act under specific circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of the terms of the investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the investor rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

          Demand Registration Rights.    The holders of at least 20% of our shares of common stock having registration rights may demand that we register under the Securities Act all or portion of their shares having an aggregate offering price of at least $5,000,000 based on the public market price of shares of our common stock; provided, however, that we are required to effect no more than two registrations. In addition, once we are eligible to use Form S-3, the holders will have the right to request that we register on Form S-3, no more than twice in any 12-month period, all or a portion of the registrable shares held by them having an aggregate offering price of at least $2,000,000 based on the public market price of shares of our common stock.

          Incidental Registration Rights.    If at any time we propose to register shares of our common stock under the Securities Act, other than on a registration statement on Form S-4 or S-8, the holders of registrable shares will be entitled to notice of the registration and, subject to certain exceptions, have the right to require us to register all or a portion of the registrable shares then held by them.

          In the event that any registration in which the holders of registrable shares participate pursuant to the investor rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions.

          Pursuant to the investor rights agreement, we are required to pay all registration expenses and indemnify each participating holder with respect to each registration of registrable shares that is effected.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation

          Delaware law, our restated certificate of incorporation and our restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

  Removal of Directors

          Our restated certificate of incorporation and our restated bylaws that will become effective upon the closing of this offering provide that a director may be removed only by the affirmative vote of the holders of at least 75% of the voting power of our outstanding shares of common stock. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

          The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

  Stockholder Action by Written Consent; Special Meetings

          Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our restated certificate of incorporation and our restated bylaws that will become effective upon the closing of this offering also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

  Advance Notice Requirements for Stockholder Proposals

          Our restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

  Delaware Business Combination Statute

          We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

  Amendment of Certificate of Incorporation and Bylaws

          The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under "— Removal of Directors" and "— Stockholder Action by Written Consent; Special Meetings."

Limitation of Liability and Indemnification of Officers and Directors

          Our restated certificate of incorporation that will become effective upon the closing of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our restated certificate of incorporation also provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for voting or assenting to unlawful payments of dividends or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

          Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

          In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized but Unissued Shares

          The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

          The transfer agent and registrar for shares of our common stock is Computershare Trust Company, N.A.

Nasdaq Global Market

          We have applied to have shares of our common stock listed on the Nasdaq Global Market under the symbol "EQLX."

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our shares of common stock, and a liquid public trading market for our shares of common stock may not develop or be sustained after this offering. Future sales of significant amounts of our shares of common stock, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our shares of common stock listed on The Nasdaq Global Market under the symbol "EQLX."

          Upon completion of this offering, we will have outstanding                          shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, the             shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. All remaining shares of our common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Substantially all of these restricted securities will be subject to the lock-up agreements described below. After the expiration of the lock-up agreements, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act.

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

          In addition, of the 30,057,625 shares of our common stock that were outstanding as of March 31, 2007, there were 11,407,936 vested options of our common stock, and the shares issuable upon exercise of these options will be eligible for sale 180 days following the effective date of this offering.

Rule 144

          In general and subject to the lock-up agreements described below, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                          shares immediately after this offering, and

  •
  the average weekly trading volume in shares of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the sale.

          Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below,                          shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) described below. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

          Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to manner of sale, the availability of public information about us or volume, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

  •
  the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

          Upon the expiration of the 180-day lock-up period described below, approximately                          shares of our common stock will be eligible for sale under Rule 144(k).

Rule 701

          In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately                          shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

          Our officers and directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC on behalf of the underwriters.

          The 180-day restricted period will be automatically extended or reduced under the following circumstances: (1) during the last 17 days of the 180-day restricted period, if we issue an earnings release or announce material news or a material event, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event; or (2) prior to the expiration of the 180-day restricted period, if we announce that we will release earnings results or other material news during the 15-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or other material news.

          Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Stock Options and Warrants

          As of March 31, 2007, we had outstanding options to purchase 30,057,625 shares of our common stock, of which options to purchase 11,407,936 shares of our common stock were vested as of March 31, 2007. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding options and options and other awards issuable pursuant to our 2001 stock plan and 2007 stock incentive plan. As of March 31, 2007, we also had outstanding and exercisable warrants to purchase 105,841 shares of our common stock.

UNDERWRITING

          EqualLogic, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the joint book-running managers and representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
RBC Capital Markets Corporation
Pacific Crest Securities Inc.
Canaccord Adams Inc.
Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from EqualLogic and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by EqualLogic and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by EqualLogic	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          EqualLogic, its officers and directors, and holders of substantially all of the outstanding shares of its common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock, file or cause to be filed any registration statement covering shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly disclose to do any of the foregoing restricted activities, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC, on behalf of the underwriters. This agreement does not apply to any existing employee benefit plans. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period EqualLogic issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, EqualLogic announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among EqualLogic and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be EqualLogic historical performance, estimates of the business potential and earnings prospects of EqualLogic, an assessment of EqualLogic's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          An application has been made to quote the common stock on the Nasdaq Global Market under the symbol "EQLX."

          In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the EqualLogic in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of EqualLogic' stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which is referred to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to as the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a

"prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          EqualLogic estimates that the total expenses of the offering payable by it, excluding underwriting discounts and commissions, will be approximately $                    .

          EqualLogic and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

INDUSTRY AND MARKET DATA

          We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

          The data that we attribute to IDC may be found in IDC's Worldwide Disk Storage Systems 2007-2011 Forecast: Mature, But Still Growing and Changing, Document Number 206662, dated May 2007; Worldwide Disk Storage Systems 2006 Vendor Shares: Year in Review, Document Number 207789, dated August 2007; and Worldwide Disk Storage Systems 2007-2011 Forecast: Mature, But Still Growing and Changing, Document Number 206662, dated May 2007. The market share data that we attribute to Gartner may be found in Gartner's Market Share: External Controller-Based Disk Storage, Worldwide, 2003-2006, dated June 1, 2007, written by Roger Cox.

LEGAL MATTERS

          The validity of shares of our common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Goodwin Procter LLP, Boston, Massachusetts in connection with certain legal matters related to this offering.

EXPERTS

          The consolidated financial statements as of December 31, 2005 and December 31, 2006 and for each of the three years during the period ended December 31, 2006 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of our common stock to be sold in the offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and shares of our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement filed as part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

          You may read and copy the registration statement of which this prospectus is a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC's Internet website.

          Upon completion of the offering, we will become subject to the full informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.equallogic.com. Our website is not a part of this prospectus.

EqualLogic, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of EqualLogic Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders deficit and cash flows present fairly, in all material respects, the financial position of EqualLogic, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 and Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006 and the manner in which it accounts for warrants to purchase redeemable instruments in 2005, respectively.

PricewaterhouseCoopers LLP
Boston, Massachusetts
April 30, 2007

EqualLogic, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,
			March 31, 2007	Pro Forma as of March 31, 2007
	2005	2006
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$8,061	$9,765	$12,469	$12,469
Accounts receivable, net	8,132	16,866	18,091	18,091
Inventories	4,365	7,373	6,793	6,793
Deferred product costs	843	1,636	1,727	1,727
Prepaid expenses and other current assets	488	1,010	1,628	1,628
Restricted cash	133	—	—	—

Total current assets	22,022	36,650	40,708	40,708
Property and equipment, net	1,297	2,882	3,325	3,325
Other assets	60	60	90	90

Total assets	$23,379	$39,592	$44,123	$44,123

Liabilities, Convertible Redeemable Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities
Current portion of capital lease obligation	$6	$59	$27	$27
Accounts payable	2,086	3,592	4,974	4,974
Accrued expenses	3,782	6,860	6,926	6,926
Deferred revenue	6,163	13,500	15,931	15,931

Total current liabilities	12,037	24,011	27,858	27,858
Long term deferred revenue	2,705	6,387	7,482	7,482
Other liabilities	54	58	96	—

Total liabilities	14,796	30,456	35,436	35,340

Commitments and contingencies (Note 9)
Convertible redeemable preferred stock
Series C convertible redeemable preferred stock, $.01 par value; 36,710,720 shares authorized, issued and outstanding (liquidation preference of $22,521, $24,323 and $24,809 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively)	22,504	24,313	24,802	—
Series B-1 convertible redeemable preferred stock, $.01 par value; 16,999,999 shares authorized, issued and outstanding (liquidation preference of $5,967 $6,444 and $6,573 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively)	5,962	6,441	6,571	—
Series B convertible redeemable preferred stock; $.01 par value; 50,000,001 shares authorized, issued and outstanding (liquidation preference of $18,610 $20,100 and $20,502 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively)	18,575	20,080	20,486	—
Series A-1 convertible redeemable preferred stock, $.01 par value; 3,333,334 shares authorized, issued and outstanding (at liquidation preference)	3,000	3,000	3,000	—
Series A convertible redeemable preferred stock, $.01 par value; 10,055,556 shares authorized, 10,000,000 shares issued and outstanding (liquidation preference of $9,000 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively)	8,995	9,000	9,000	—

Total convertible redeemable preferred stock	59,036	62,834	63,859	—

Stockholders' equity (deficit)
Common stock, $.01 par value; 200,000,000 shares authorized, 19,172,277, 21,660,525, 23,278,714 and 156,040,673 shares issued at December 31, 2005 and 2006, March 31, 2007(unaudited) and pro forma as of March 31, 2007 (unaudited); respectively	192	217	233	1,560
Additional paid-in capital	—	—	—	62,628
Treasury stock, 378,781, 5,720, 7,283 and 7,283 at cost, at December 31, 2005 and 2006, March 31, 2007 (unaudited) and pro forma as of March 31, 2007 (unaudited); respectively	(13)	—	—	—
Accumulated other comprehensive income	—	6	7	7
Accumulated deficit	(50,632)	(53,921)	(55,412)	(55,412)

Total stockholders' equity (deficit)	(50,453)	(53,698)	(55,172)	8,783

Total liabilities, convertible redeemable preferred stock and stockholders' equity (deficit)	$23,379	$39,592	$44,123	$44,123

The accompanying notes are an integral part of these consolidated financial statements

EqualLogic, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Revenue
Product	$9,822	$27,351	$59,944	$11,523	$20,384
Services	532	2,609	8,120	1,293	3,406

Total revenue	10,354	29,960	68,064	12,816	23,790

Cost of revenue
Product	4,303	10,505	22,547	4,216	7,559
Services	917	2,364	3,477	741	1,198

Total cost of revenue	5,220	12,869	26,024	4,957	8,757

Gross margin	5,134	17,091	42,040	7,859	15,033

Operating expenses
Research and development	7,753	9,666	10,814	2,598	3,196
Selling and marketing	7,228	14,204	26,577	5,255	11,192
General and administrative	2,447	3,020	5,348	736	1,873

Total operating expenses	17,428	26,890	42,739	8,589	16,261

Loss from operations	(12,294)	(9,799)	(699)	(730)	(1,228)

Other income (expense)
Interest expense	(35)	(14)	(43)	(36)	(42)
Interest income	191	345	327	65	112
Exchange loss	—	—	(44)	(2)	(12)

Loss before cumulative effect of change in accounting principle	(12,138)	(9,468)	(459)	(703)	(1,170)

Cumulative effect of change in accounting principle	—	34	—	—	—

Net loss	(12,138)	(9,434)	(459)	(703)	(1,170)
Accretion to preferred stock	(2,570)	(3,522)	(3,798)	(951)	(1,025)

Net loss attributable to common stockholders	$(14,708)	$(12,956)	$(4,257)	$(1,654)	$(2,195)

Basic and diluted net loss per share attributable to common stockholders
Loss before cumulative effect of change in accounting principle	$(2.06)	$(1.02)	$(0.23)	$(0.10)	$(0.10)
Cumulative effect of change in accounting principle	—	—	—	—	—

Net loss per share attributable to common stockholders, basic and diluted	$(2.06)	$(1.02)	$(0.23)	$(0.10)	$(0.10)

Weighted average common shares outstanding	7,126,377	12,649,264	18,547,552	17,038,875	22,052,384
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.00)		$(0.01)

Pro forma weighted average common shares outstanding (unaudited)			151,309,511		154,814,343

The accompanying notes are an integral part of these consolidated financial statements.

EqualLogic, Inc.

Consolidated Statements of Stockholders' Deficit

(in thousands except for share amounts)

				Treasury Stock
	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital				Accumulated Deficit
	Shares	Amount		Shares	Amount			Total
Balance at December 31, 2003	15,157,604	$152	$—	(31,043)	$(1)	$—	$(23,145)	$(22,994)
Issuance of restricted common stock	1,305,000	13	29					42
Exercise of stock options	148,227	1	5					6
Repurchase of common stock				(108,334)	(4)			(4)
Compensation expense related to stock option issuances to nonemployees			43					43
Accretion to redemption value on convertible redeemable preferred stock			(77)				(2,493)	(2,570)
Net loss							(12,138)	(12,138)

Balance at December 31, 2004	16,610,831	166	—	(139,377)	(5)	—	(37,776)	(37,615)
Exercise of stock options	2,561,446	26	88					114
Repurchase of common stock				(239,404)	(8)			(8)
Compensation expense related to stock option issuances to nonemployees			53					53
Accretion to redemption value on convertible redeemable preferred stock			(100)				(3,422)	(3,522)
Reclassification of preferred stock warrants to liability (Note 3)			(41)					(41)
Net loss							(9,434)	(9,434)

Balance at December 31, 2005	19,172,277	192	—	(378,781)	(13)	—	(50,632)	(50,453)
Exercise of stock options	2,872,614	29	270					299
Repurchase of common stock				(11,305)	—			—
Treasury stock retirement	(384,366)	(4)	(9)	384,366	13			—
Compensation expense related to stock option issuances to nonemployees			143					143
Stock-based compensation expense			564					564
Accretion to redemption value on convertible redeemable preferred stock			(968)				(2,830)	(3,798)
Cumulative translation adjustment						6		6
Net loss							(459)	(459)

Balance at December 31, 2006	21,660,525	217	—	(5,720)	—	6	(53,921)	(53,698)
Exercise of stock options (unaudited)	1,618,189	16	239					255
Repurchase of common stock (unaudited)				(1,563)	—			—
Compensation expense related to stock option issuances to nonemployees (unaudited)			65					65
Stock-based compensation expense (unaudited)			400					400
Accretion to redemption value on convertible redeemable preferred stock (unaudited)			(704)				(321)	(1,025)
Cumulative translation adjustment (unaudited)						1		1
Net loss (unaudited)							(1,170)	(1,170)

Balance at March 31, 2007 (unaudited)	23,278,714	$233	$—	(7,283)	$—	$7	$(55,412)	$(55,172)

The accompanying notes are an integral part of these consolidated financial statements.

EqualLogic, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December, 31			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Cash flows from operating activities
Net loss	$(12,138)	$(9,434)	$(459)	$(703)	$(1,170)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation expense	43	53	707	75	465
Provision for doubtful accounts (recovery)	89	125	398	(12)	145
Provision for inventory obsolescence	11	95	545	150	70
Noncash (income) expense related to warrants	—	(25)	41	35	38
Lease incentive from lessor	265	—	—	—	—
Amortization of deferred rent incentive	(45)	(91)	(90)	(23)	(23)
Depreciation and amortization	667	962	1,861	343	734
Changes in assets and liabilities
Increase in accounts receivable	(1,941)	(5,837)	(9,132)	(1,300)	(1,370)
(Increase) decrease in inventories	(1,394)	(2,485)	(3,739)	(428)	420
Decrease (increase) in deferred product cost	108	(450)	(793)	(272)	(91)
Increase in prepaid expenses and other assets	(153)	(179)	(522)	(273)	(648)
Increase (decrease) in accounts payable and accrued expenses	1,363	3,216	4,637	(237)	1,471
Increase in deferred revenue	1,243	6,142	11,019	2,296	3,526

Net cash (used in) provided by operating activities	(11,882)	(7,908)	4,473	(349)	3,567

Cash flows from investing activities
Purchases of property and equipment	(1,209)	(1,180)	(3,192)	(523)	(1,087)
(Increase) decrease in restricted cash	(7)	(25)	133	133	—

Net cash used in investing activities	(1,216)	(1,205)	(3,059)	(390)	(1,087)

Cash flows from financing activities
Proceeds from issuance of convertible redeemable preferred stock	19,967	—	—	—	—
Proceeds from issuance of restricted common stock and from exercise of stock options	48	114	299	59	255
Repurchase of common stock	(4)	(8)	—	—	—
Repayments on loan payable	(275)	(90)	—	—	—
Repayments on capital lease obligation	(55)	(24)	(15)	(11)	(32)

Net cash provided by (used in) financing activities	19,681	(8)	284	48	223

Effect of exchange rate changes on cash and cash equivalents	—	—	6	(1)	1
Net (decrease) increase in cash and cash equivalents	6,583	(9,121)	1,704	(692)	2,704
Cash and cash equivalents at beginning of period	10,599	17,182	8,061	8,061	9,765

Cash and cash equivalents at end of period	$17,182	$8,061	$9,765	$7,369	$12,469

Supplemental cash flow information
Cash paid for interest	$35	$5	$2	$1	$3
Taxes paid	$—	$3	$2	$1	$—

The accompanying notes are an integral part of these consolidated financial statements.

EqualLogic, Inc.

Notes to Consolidated Financial Statements

(in thousands, except share and per share amounts)

1. Nature of the Business

          EqualLogic, Inc. (the "Company") was incorporated as a Delaware corporation on May 22, 2001. The Company designs, builds, markets and services Internet Protocol ("IP") based storage area networks (SANs) designed to simplify the way organizations store and protect information. The Company is based in Nashua, New Hampshire and sells its storage systems in North America, Europe, and Asia.

          There are no concentrations of business transacted with a particular customer nor concentrations of sales from a particular market or geographic area that would severely impact our business in the near term. However, we currently rely on a limited number of suppliers for certain key components and several key contract manufacturers to manufacture most of our products; any disruption or termination of these arrangements could materially adversely affect our operating results.

          For the years ended December 31, 2004, 2005, and 2006, the Company incurred net losses of $(12,138), $(9,434), and $(459), respectively. As of December 31, 2006, the Company had a net accumulated deficit of $(53,921) and cash and cash equivalents remaining of $9,765. The Company believes that its existing cash and cash equivalents and cash expected from operations will be sufficient to fund its operation through December 31, 2008.

2. Summary of Significant Accounting Policies

Basis of Presentation

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany items have been eliminated in consolidation. The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

Unaudited Interim Financial Statements

          The consolidated financial statements and related notes of the Company as of March 31, 2007 and for the three months ended March 31, 2006 and 2007 are unaudited. Management believes the unaudited consolidated financial statements have been prepared on the same basis as the audited, consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations in such periods. Results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

Unaudited Pro Forma Presentation

          The unaudited pro forma balance sheet as of March 31, 2007 reflects the automatic conversion of all outstanding shares of Series A, Series A-1, Series B, Series B-1 and Series C convertible redeemable preferred stock into 132,761,959 shares of common stock, the automatic conversion of the Company's preferred stock warrants into common stock warrants and the elimination of accretion of accrued dividends upon the closing of the Company's proposed initial public offering.

          Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding redeemable convertible preferred stock into shares of the Company's common stock effective upon the assumed closing of the Company's proposed initial public offering as if such conversion had occurred at the date of original issuance.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, warranty claims, allowance for doubtful accounts, write down of inventory to net realizable value, stock-based compensation and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Revenue Recognition

          The Company derives revenue from the sale of its products and related support services primarily hardware and software maintenance. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility of the related receivable is probable. The following summarizes the major terms of the Company's contractual relationships with end users and resellers and the manner in which these transactions are accounted.

          The Company's product offerings include the sale of hardware with embedded propriety software. Revenue from these transactions is recognized upon shipment unless shipping terms or local laws do not allow the title and risk of loss to transfer at shipping point. In those cases, the Company defers revenue until title and risk of loss transfer to the customer. The Company does not customarily offer a right of return on its product sales, and any acceptance criteria is normally based upon published specifications. If acceptance criteria are not based on published specifications with which the Company can ensure compliance, the Company defers revenue until acceptance has been confirmed or the right of return expires. The Company defers the cost of product shipped under arrangements where not all revenue recognition criteria have been met. The Company provides a 24 month standard hardware warranty. Customers may purchase a standard maintenance agreement providing enhanced hardware and software support services.

          The Company enters into multiple element arrangements in the normal course of business with its customers. Elements in such arrangements are recognized when delivered and the amount allocated to each element is based on vendor specific objective evidence of fair value ("VSOE"). VSOE is determined based upon the amount charged when an element is sold separately. Fair value of maintenance services is measured by the renewal rate offered to the customer. When VSOE exists for undelivered elements but not for the delivered elements, the Company uses the "residual method." Under the residual method, the fair values of the undelivered elements are initially deferred. The residual contract amount is then allocated to and recognized for the delivered elements.

          Thereafter, the amount deferred for the undelivered element is recognized when those elements are delivered. For arrangements in which VSOE does not exist for each undelivered element, revenue for the entire arrangement is deferred and not recognized until delivery of all the elements without VSOE has occurred, unless the only undelivered element is maintenance in which case the entire contract is recognized ratably over the maintenance period.

          The Company's services revenue consists of software and hardware maintenance, installation services and training. Installation is not considered essential to the functionality of the Company's products as this service does not customize or alter the product capabilities and is performed by customers or other vendors. Software and hardware maintenance revenue is recognized ratably over the contract period.

Shipping and Handling Costs

          Shipping and handling costs are included in cost of product sales.

Cash and Cash Equivalents

          The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005 and 2006, cash equivalents were comprised of money market funds of $7,117 and $6,394, respectively, and $11,506 (unaudited) at March 31, 2007. These cash equivalents are carried at cost, which approximates fair value.

Restricted Cash

          The restricted cash balance at December 31, 2005 represented collateral in the amount of $133, which was required to be held in the form of a certificate of deposit in accordance with a corporate credit card agreement. Upon signing the line of credit in January 2006, the certificate of deposit was no longer required per the agreement.

Financial Instruments

          Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of money market funds and trade accounts receivable. The Company maintains money market funds with one banking institution, which management believes to have a high credit standing. The Company reviews credit evaluations of its customers but does not require collateral or other security to support customer receivables.

Allowance for Doubtful Accounts

          The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Assessing the collectibility of customer receivables requires management judgment. The Company determines its allowance for doubtful accounts by specifically analyzing individual accounts receivable, historical bad debts, customer concentrations, customer credit-worthiness, current economic and accounts receivable aging trends, and changes in customer payment terms. Valuation reserves are periodically re-evaluated and adjusted as more information about the ultimate collectibility of accounts receivable becomes available. Provisions are recorded in general and administrative expenses. Our allowance for doubtful accounts was $195, $524 and $575 at December 31, 2005 and 2006 and March 31, 2007 (unaudited), respectively.

Concentration of Credit Risk

          Financial instruments that expose the Company to credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained in accredited financial institutions of high credit standing.

          Credit risk with respect to trade receivables is not concentrated due to the limited amount of large orders recorded in any particular reporting period. At December 31, 2005, the Company had one channel partner through which our product is resold to customers, which accounted for 11% of accounts receivable. At December 31, 2006, the Company had two channel partners who collectively accounted for approximately 20% of accounts receivable. At March 31, 2007, the Company had one channel partner that accounted for 13% of accounts receivable (unaudited).

          The Company had one channel partner, through which our product is resold to customers that accounted for approximately 10% of revenues for the year ended December 31, 2004. The Company had no customer or channel partner that accounted for more than 10% of revenue for the years ended December 31, 2005 and 2006. Two channel partners accounted for 10% and 11% of revenue, respectively, for the three-month period ended March 31, 2006 (unaudited). One channel partner accounted for 17% of revenue for the three months ended March 31, 2007 (unaudited).

Inventories

          Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first-out basis and market value represents net realizable value. The Company assesses the valuation of inventory on a quarterly basis. Inventory that is determined to be excess or obsolete is written down to its estimated net realizable value.

Property and Equipment

          Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Computer and laboratory and office equipment are depreciated over two years. Property and equipment held under capital leases and leasehold improvements are amortized over the shorter of lease term or the estimated useful life of the related asset. The cost and accumulated depreciation of fixed assets sold, retired or otherwise disposed of are removed from the accounts and the related gains or losses, if any, are reflected in income or loss for the period. Expenditures for repairs and maintenance are charged to expense as incurred.

          The Company accounts for operating lease incentive payments received from the lessor in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases ("SFAS 13"). Under SFAS 13 leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized over the shorter of their economic lives or the lease term. The Company records landlord incentive received as deferred rent incentive and amortizes those amounts as reductions to lease expense over the lease term.

Accounting for Long-Lived Assets

          The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"). This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and certain identifiable intangibles. The Company reviews long-lived assets whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Research and Development Costs

          Costs incurred in research and development are expensed as incurred. Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires capitalization of certain computer software development costs incurred after technological feasibility is established. No software development costs have been capitalized to date since costs incurred between the establishment of technical feasibility and the software's available-for-sale date have been insignificant.

Freestanding Preferred Stock Warrants

          The Company accounts for freestanding warrants and other similar instruments related to shares that are redeemable in accordance with FSP No. 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable ("FSP No. 150-5") (Note 3). Under FSP No. 150-5, the freestanding warrants that are related to the Company's convertible preferred stock are classified as liabilities on the consolidated balance sheet. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of interest income (expense). The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will become warrants exercisable for common stock and, accordingly, the liability will be reclassified to stockholders' deficit.

Stock-Based Compensation

          Through December 31, 2005, the Company accounted for its stock-based employee compensation arrangements in accordance with the intrinsic value provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Under the intrinsic value method, stock-based compensation expense is measured on the date of the grants as the difference between the fair value of the Company's common stock and the exercise or purchase price of the stock-based award multiplied by the number of stock options or restricted stock awards granted.

          The Company accounts for stock-based compensation issued to non-employees in accordance with EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model. The value of the equity instrument is charged to earnings over the term of the service agreement.

          In December 2004, FASB issued SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123 ("SFAS No. 123(R)"), which requires companies to expense the fair value of employee stock options and other forms of stock-based compensation. The Company adopted SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) requires nonpublic companies that used the minimum value method under SFAS No. 123 for either recognition or pro forma disclosures to apply SFAS No. 123(R) using the prospective-transition method. As such, the Company will continue to apply APB Opinion No. 25 in future periods to equity awards outstanding at the date of adoption of SFAS No. 123(R) that were measured using the minimum value method. In accordance with SFAS No. 123(R), the Company will recognize the compensation cost of employee stock-based awards granted or modified subsequent to December 31, 2005 in the statement of operations using the straight line method over the requisite service period of the award. Effective with the adoption of SFAS No. 123(R), the Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted.

          As there has been no public market for the Company's common stock, and therefore a lack of company-specific historical and implied volatility data, the Company has determined the share price volatility for stock options granted during the year ended December 31, 2006 and in the three month period ended March 31, 2007, based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The expected volatility for options granted during the year ended December 31, 2006 was 36% — 45%. The unaudited volatility utilized during the three months ended March 31, 2007 was 45%. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of the Company's share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company. In this latter case, more suitable, similar companies whose share prices are publicly available would be utilized in the calculation.

          The expected life of stock options has been determined utilizing the "simplified" method as prescribed by the SEC's Staff Accounting Bulletin No. 107, Share-Based Payment. The expected life of stock options granted during the fiscal year ended December 31, 2006 and for the unaudited three months ended March 31, 2007 was 6.25 years. For the fiscal year ended December 31, 2006 and for the unaudited three months ended March 31, 2007, the risk-free interest rate used ranged from 4.55% to 5.08%. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected life of the stock options granted. The Company has not paid and does not anticipate paying cash dividends on its shares of common stock; therefore, the expected dividend yield is assumed to be zero.

          In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS No. 123 permitted companies to record forfeitures based on actual forfeitures, which was the Company's historical policy under SFAS No. 123.

          The Company has historically granted stock options at exercise prices no less than the fair market value as determined by the Company's board of directors, with input from management. The Company's board exercised judgment in determining the estimated fair value of the Company's common stock on the date of grant based on a number of objective and subjective factors. Factors considered by the Company's board of directors included:

  •
  the agreed-upon consideration paid in arms-length transactions in the form of convertible preferred stock;

  •
  the superior rights and preferences of securities senior to the Company's common stock at the time of each grant;

  •
  historical and anticipated fluctuations in the Company's net sales and results of operations; and

  •
  the risk of owning the Company's common stock, its nonliquid nature and the prospects of a liquidity event and;

  •
  the market prices of publicly-traded companies engaged in the same or similar lines of business.

          During the year ended December 31, 2006 and for the three months ended March 31, 2007, the Company granted stock options with exercise prices as follows:

Stock Award Grant Dates	Number of Options Granted	Exercise Price Per Share	SFAS 123(R) Black-Scholes Option Fair Value
3/23/2006	2,988,500	$0.81	$0.36
5/25/2006	662,940	0.81	0.37
6/15/2006	573,000	0.81	0.37
9/28/2006	1,296,000	0.87	0.44
12/14/2006	1,761,000	0.88	0.45
2/7/2007 (unaudited)	1,972,500	0.98	0.50
3/5/2007 (unaudited)	4,352,747	1.29	0.65

          The primary reasons for the difference between the fair value of the Company's shares of common stock on each of the above grant dates are:

  •
  the continued growth in the Company's revenue;

  •
  improvements in the Company's results of operations and cash flows;

  •
  the Company's anticipated growth and performance;

  •
  market valuations for publicly held competitors and other technology companies considered similar to the Company; and

  •
  the likelihoood of achieving a liquidity event for shares of the Company's common stock, such as an initial public offering or sale of the Company, given prevailing market conditions.

          In accordance with the prospective transition method, the Company's financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). The amounts included in the consolidated statements of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007, relating to share-based payments are as follows:

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
		(unaudited)
Cost of revenue	$7	$5
Research and development	241	109
Sales and marketing	120	284
General and administrative	339	67

	$707	$465

          At December 31, 2006 and March 31, 2007 (unaudited), the total unrecognized stock-based compensation expense of nonvested stock options was approximately $2,174 and $5,583, respectively, net of forfeitures. This expense will be amortized on a straight-line basis over a weighted average period of approximately 3.5 and 3.6 years at December 31, 2006 and March 31, 2007 (unaudited), respectively.

Net Loss per Share

          The Company computes basic net loss per share attributable to common stockholders by dividing its net loss attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net loss attributable to common stockholders is calculated using the two-class method. The Company has excluded the convertible preferred stock from the basic earnings per share calculation as the preferred shareholders do not have a contractual obligation to share in the losses of the Company.

2. Summary of Significant Accounting Policies -- (continued)

          The net loss per share attributable to common stockholders was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Net loss attributable to common stockholders	$(14,708)	$(12,956)	$(4,257)	$(1,654)	$(2,195)
Basic and diluted shares
Weighted average shares used to compute basic and diluted net loss per share	7,126,377	12,649,264	18,547,552	17,038,875	22,052,384
Net loss per share attributable to common stockholders — basic and diluted	$(2.06)	$(1.02)	$(0.23)	$(0.10)	$(0.10)

          The following convertible preferred stock, warrants to purchase outstanding convertible preferred stock, and options to purchase common stock have been excluded from the computation of diluted net loss per share for the periods presented because a loss was incurred in those periods and including the preferred stock, options and warrants would be anti-dilutive.

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Convertible preferred stock upon conversion to common stock	132,761,959	132,761,959	132,761,959	132,761,959	132,761,959
Warrants to purchase convertible preferred stock	105,841	105,841	105,841	105,841	105,841
Options to purchase common stock	15,508,246	22,858,414	25,974,011	24,859,889	30,057,625

Unaudited Pro Forma Net Loss per Share

          Pro forma basic and diluted net loss per share have been computed to give effect to the automatic conversion of the Company's preferred stock (using the if converted method) into common stock as though the conversion had occurred at the beginning of the period and to eliminate accretion to preferred stock and the expenses that were recorded for the remeasurement to fair value of the preferred stock warrants.

	Year Ended December 31, 2006	Three Months Ended March 31, 2007
	(unaudited)
Numerator
Net loss attributable to common stockholders	$(4,257)	$(2,195)
Add: Accretion to preferred stock	3,798	1,025
Add: Change in value associated with preferred stock warrants	41	38

Proforma net loss	$(418)	$(1,132)

Denominator
Weighted average common shares used to compute basic and diluted net loss per share	18,547,552	22,052,384
Pro forma adjustments to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	132,761,959	132,761,959
Weighted average shares used to compute basic and diluted pro forma net loss per share	151,309,511	154,814,343
Pro forma net loss per share:
Basic and diluted	$(0.00)	$(0.01)

Advertising Costs

          The Company charges the cost of advertising to expense as incurred, and includes those costs in selling and marketing expenses in the statement of operations. Advertising costs were $24, $201, and $325 for the periods ended December 31, 2004, 2005, and 2006, respectively.

Income Taxes

          The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under enacted tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Foreign Currency Translation

          The functional currency for the Company's foreign operations is the applicable local currency. Foreign currency accounts are translated using the exchange rates prevailing at period-end for assets and liabilities and at average exchange rates during the period for results of operations.

Translation adjustments are included in other comprehensive (loss) income as a separate component of stockholder's equity.

Comprehensive Income (loss)

          The components of comprehensive income (loss) are as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
Net loss	$(12,138)	$(9,434)	$(459)	$(703)	$(1,170)
Other comprehensive income (loss):
Foreign currency adjustment	—	—	6	(1)	1

Total comprehensive loss	$(12,138)	$(9,434)	$(453)	$(704)	$(1,169)

Recent Accounting Pronouncements

          On February 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 ("SFAS No. 159"), which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the effect that SFAS No. 159 may have on the Company's financial statements taken as a whole.

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS No. 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently assessing SFAS No. 157 and has not yet determined the impact, if any, that its adoption will have on its result of operations or financial condition.

          In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 ("FIN 48"), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of FIN 48 on January 1, 2007. Upon adoption of FIN 48, the Company recognized no material adjustments in our liability for unrecognized income tax benefits.

2. Summary of Significant Accounting Policies -- (continued)

          In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28 ("SFAS No. 154"). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 effective January 1, 2006 and the adoption did not have an effect on its consolidated results of operations and financial condition.

          In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4, Inventory Pricing ("SFAS No. 151"). SFAS No. 151 amends previous guidance regarding treatment of abnormal amounts of idle facility expense, freight, handling costs, and spoilage. SFAS No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the cost of the production be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 effective January 1, 2006 and the adoption did not have an effect on its consolidated results of operations and financial condition.

3. Change in Accounting Principle

          On June 29, 2005, the FASB issued Staff Position 150-5, Issuer's Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable. FSP No. 150-5 affirms that warrants of this type are subject to the requirements in SFAS No. 150, regardless of the redemption price or the timing of the redemption feature. Therefore, under SFAS No. 150, the freestanding warrants to purchase the Company's convertible redeemable preferred stock are liabilities that must be recorded at fair value.

          The Company adopted FSP No. 150-5 as of July 1, 2005 and recorded income of $34 for the cumulative effect of the change in accounting principle to reflect the estimated fair value of these warrants as of that date compared to amounts recorded at issuance. In the year ended December 31, 2005 and 2006, the Company recorded $9 and $41 of additional expense to reflect the increase in fair value between the date of adoption and the end of the respective periods. In the unaudited three month periods ended March 31, 2006 and 2007 the Company recorded $35 and $38, respectively, of additional expense.

          These warrants are subject to revaluation at each balance sheet date, and any change in fair value will be recorded as a component of interest income (expense), until the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants become warrants exercisable for common stock and, accordingly, the liability will be reclassified to stockholders' deficit.

4. Inventories

          Inventories consist of the following:

	As of December 31,
			As of March 31, 2007
	2005	2006
			(unaudited)
Purchased parts and subassemblies	$4,059	$5,592	$5,172
Finished goods	306	1,781	1,621

Total inventories	$4,365	$7,373	$6,793

5. Property and Equipment

          Property and equipment consists of the following:

	As of December 31,
			As of March 31, 2007
	2005	2006
			(unaudited)
Leasehold improvements	$495	$501	$670
Office equipment	188	334	382
Computer and laboratory equipment	3,037	6,146	7,016

Total property and equipment	3,720	6,981	8,068
Less: Accumulated depreciation	(2,423)	(4,099)	(4,743)

Property and equipment, net	$1,297	$2,882	$3,325

          Depreciation and amortization expense totaled $667, $962 and $1,676 for the years ended December 31, 2004, 2005 and 2006, respectively and $311 and $644 for the three months ended March 31, 2006 and March 31, 2007 (unaudited), respectively. At December 31, 2006 and March 31, 2007 (unaudited), property and equipment under capital leases consisted of computer equipment with a cost basis of $228. Amortization expense of property and equipment under capital leases totaled $53, $25 and $39 for the years ended December 31, 2004, 2005 and 2006, respectively and $13 and $9 for the unaudited three months ended March 31, 2006 and March 31, 2007, respectively.

          During 2004 the Company received a lease incentive payment of $265 from its lessor for purchases of leasehold improvements. In accordance with SFAS 13, the Company has recorded the leasehold improvements as an asset that will be amortized over its useful life, along with a corresponding deferred rent incentive liability that will be amortized as a reduction of lease expense over the remaining term of the lease.

6. Accrued Expenses

          Accrued expenses consist of the following:

	As of December 31,
			As of March 31, 2007
	2005	2006
			(unaudited)
Employee compensation and benefits	$2,558	$3,474	$3,263
Professional fees	185	350	532
Litigation settlement provision	—	750	750
Warranty	106	267	337
Referral fees	207	431	579
Other accrued expenses	726	1,588	1,465

	$3,782	$6,860	$6,926

          On April 18, 2007, the Company entered into a confidential settlement agreement with a third party related to a certain intellectual property claim and associated counterclaims. Under the terms of the settlement, the parties agreed to dismiss their respective claims and the Company agreed to pay $750 to the third party. This payment obligation is included in accrued expenses as of December 31, 2006 and March 31, 2007 (unaudited) and is included in general and administrative expenses for the year ended December 31, 2006.

7. Line of Credit

          During 2001, the Company entered into an equipment line of credit with a financing company, allowing the Company to draw up to $1,000 for equipment purchases. The ability to draw against this line of credit expired on October 1, 2002. Amounts borrowed are evidenced by a loan agreement. Each loan agreement is collateralized by all of the equipment purchased under the loan and bears interest at the US Treasury Note yield to maturity plus 8.52%. In 2002, the Company borrowed $591 under loan agreements. The loan was repayable in equal monthly installments concluding in August 2005. At December 31, 2006, there were no amounts outstanding under the loan agreements.

          In connection with entering into the line of credit, the Company issued warrants to purchase 55,556 shares of the Company's Series A convertible redeemable preferred stock ("Series A preferred stock") at $0.90 per share, subject to certain antidilutive adjustments (Note 10). The purchase rights represented by the warrants are exercisable for cash immediately and have a term of ten years. The warrants are convertible into shares of Series A preferred stock at any time after twenty four months from the date of grant and contemporaneously with or in anticipation of an initial public offering, merger or consolidation, sale of substantially all of the assets of the Company, or other event were entitling holders of Series A preferred stock to receive a liquidation preference. The warrants were valued at $41 at issuance using an option valuation model, assuming a weighted-average risk free rate of return of 5.0%, an expected life of ten years, 75% volatility and no dividends. The Company recorded the fair value of the warrants as an adjustment to additional paid-in capital and other assets during 2001. The value of the warrants was fully amortized as interest expense as of December 31, 2002.

          As discussed in Note 3, in 2005 the Company reclassified all of its free standing preferred stock warrants as a liability and began adjusting the warrants to their respective fair values at each reporting period.

          In January 2006, the Company entered into a revolving line of credit agreement with Silicon Valley Bank which allows draws up to $5,000. Amounts outstanding under the line will accrue interest at a floating per annum rate equal to one half of one percentage point above prime, and is subject to certain net worth requirements. Interest is payable monthly. The Company extended the line of credit date of maturity to April 19, 2007. On March 10, 2007, the Company signed a loan modification agreement which increased the amount to $15,000 and extended the line of credit for two years until April 17, 2009 with essentially the same terms and conditions. At December 31, 2006 and March 31, 2007 (unaudited), there were no amounts outstanding under this line of credit. In connection with the new building lease, a letter of credit for $1,000 was issued in March 2007 as security thus reducing the borrowing capacity under the line of credit by the amount of the letter of credit. The letter of credit will be reduced each year through 2010 to $500, $300, and $200 in March 2008, 2009 and 2010, respectively.

8. Income Taxes

          The Company has provided a valuation allowance for the full amount of its net deferred tax assets since at December 31, 2005 and 2006 it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. At December 31, 2006, the Company has federal and state net operating loss carryforwards of approximately $14,828 and $13,920, respectively, which begin to expire in 2021 and 2008, respectively, and a federal research and development ("R&D") credit carryforward of $1,810, which begins to expire in 2021. In addition, approximately $1,130 of the federal net operating loss is attributable to stock option deductions for stock option compensation for which the associated tax benefit will be credited to additional paid-in capital when realized.

Adoption of FIN 48 (unaudited)

          In June 2006, the FASB published FASB Interpretation No. 48, Accounting for Uncertain Tax Positions ("FIN 48"). This interpretation seeks to reduce the significant diversity in practice associated with recognition and measurement in the accounting for income taxes. It applies to all tax positions accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 requires that a tax position meet "a more likely than not" threshold for the benefit of the uncertain tax position to be recognized in the financial statements. This threshold is to be met assuming that the tax authorities will examine the uncertain tax position. FIN 48 contains guidance with respect to the measurement of the benefit that is recognized for an uncertain tax position, when that benefit should be derecognized, and other matters.

          On January 1, 2007, the Company adopted the provisions of FIN 48. The Company has no amounts recorded for any unrecognized tax benefits as of January 1, 2007 or March 31, 2007

(unaudited). In addition, the Company did not record any amount for the implementation of FIN 48. The Company's policy is to record estimated interest and penalties related to the underpayment of income taxes as a component of its income tax provision. As of January 1, 2007 and March 31, 2007 (unaudited), the Company had no accrued interest or tax penalties recorded. The Company's income tax return reporting periods since December 31, 2003 are open to income tax audit examination by the federal and state tax authorities. In addition, as the Company has net operating loss carryforwards, the Internal Revenue Service is permitted to audit earlier years and propose adjustments up to the amount of net operating loss generated in those years.

          Utilization of net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership changes that have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as well as similar state provisions. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. Any limitation may result in expiration of a portion of the net operating loss or research and development credit carryforwards before utilization. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. Since the Company's formation, the Company has raised capital through the issuance of common stock and preferred stock, which, combined with the purchasing shareholders' subsequent disposition of those shares, may have resulted in a change of control, as defined by Section 382, or could result in a change of control in the future upon subsequent disposition. The Company has not completed a Section 382 study to determine whether such an ownership change has occurred. Until the study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position under FIN 48. However, changes in the unrecognized tax position, if any, will have no impact on the effective tax rate due to the existence of the full valuation allowance.

          A reconciliation of the Company's effective tax rate to the statutory federal tax rate is as follows:

	Year Ended December 31,
	2004	2005	2006
Expected tax benefit	$(4,127)	$(3,208)	$(156)
State taxes, net of federal benefit	(541)	(393)	(42)
Tax credits	(301)	(363)	(426)
Change in valuation reserve	4,566	3,978	459
Stock-based compensation	15	18	161
Prior period true-ups	122	(152)	(52)
Change in state effective tax rate	250	94	—
Other permanent items	16	26	56

Provision for Income Taxes	$—	$—	$—

          The Company's deferred tax assets consist of the following:

	Year Ended December 31,
	2005	2006
Net operating loss carryforwards	$5,460	$5,198
Research credits	1,334	1,810
Depreciation and amortization	457	358
Net capitalized R&D costs	8,903	7,748
Net capitalized start-up costs	648	380
Deferred revenues	315	980
Other	941	2,043

Total gross deferred tax asset	18,058	18,517
Deferred tax asset valuation allowance	(18,058)	(18,517)

Net deferred tax asset	$—	$—

          Deferred tax assets and liabilities are determined based on the differences between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance against net deferred tax assets is required if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Due to the uncertainty surrounding the realization of these favorable tax attributes in future tax returns, the net deferred tax assets have been fully offset by a valuation allowance.

9. Commitments and Contingencies

Obligations

          The Company leases its office space and certain equipment under noncancelable operating leases and capital leases. The lease for the facility the Company occupied as of December 31, 2006 ended in May 2007. Total rent expense under these operating leases for 2004, 2005, and 2006 was $294, $249, and $249, respectively.

          Future minimum lease payments under noncancelable operating leases, inventory purchase commitments and capital leases at December 31, 2006 are:

Year Ending December 31,	Capital Leases	Operating Leases	Purchase Commitments	Total
2007	$37	$141	$9,965	$10,143
2008	—	—	112	112
2009	—	—	13	13
2010 and beyond	—	—	—	—

Total payments	$37	$141	$10,090	$10,268

9. Commitments and Contingencies -- (continued)

          In May 2007, the Company entered into a six year operating lease for new and expanded office space. Under the terms of the agreement, the Company expects to incur rent expense associated with this lease of $308, $463, $463, $463 and $1,180 in 2007, 2008, 2009, 2010 and 2011 and beyond, respectively (unaudited). These obligations are secured by a letter of credit backed by the Company's working capital line.

Guarantor Agreements

          Pursuant to one of the provisions in the Company's standard terms and conditions of sale of its products, the Company agrees, subject to certain limitations and conditions, to defend any suit or proceeding brought against a customer based on a claim that the Company's equipment, standing alone, infringes a United States patent or copyright or misappropriates a trade secret protected under United States law. The maximum potential amount of payments the Company may be required to make under such provision is limited to the total purchase price of the Company's equipment sold under the particular contract. The Company has never incurred costs to defend lawsuits or settle claims related to these customer contract provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

Warranty Obligation

          The Company warrants that its products will perform in all material respects in accordance with its standard published specifications. The term of the Company's standard hardware warranty is 24 months. The Company accrues for estimated future warranty costs on its product sales at the time of sale based upon historical experience. The following is a reconciliation of the activity in the Company's warranty liability:

	Year Ended December 31,
			Three Months Ended March 31, 2007
	2005	2006
			(unaudited)
Balance at the beginning of the period	$70	$106	$267
Accruals for warranties issued	277	195	98
Warranty settlements made	(241)	(34)	(28)

Balance at the end of the period	$106	$267	$337

Legal Proceedings

          From time to time, the Company has been and may again become involved in legal proceedings arising in the ordinary course of business. The Company is not presently a party to any material litigation and is not aware of any pending or threatened litigation that could have a material adverse effect on the business, operating results, financial condition or cash flows.

10. Convertible Redeemable Preferred Stock

          The Series A convertible redeemable preferred stock and Series A-1 convertible redeemable preferred stock, collectively referred to as the Class A preferred stock, the Series B convertible redeemable preferred stock and Series B-1 convertible redeemable preferred stock collectively referred to as the Class B preferred stock and the Series C convertible redeemable preferred stock ("Series C preferred stock"), have the following rights, preferences and privileges:

Redemption Rights

          Shares of Series C preferred stock and the Class B preferred stock shall be redeemed by the Corporation at a price equal to $0.5448 per share with respect to the Series C preferred stock and $0.30 per share with respect to the Class B preferred stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus all unpaid Series C preferred stock and Class B preferred stock accruing dividends thereon, in three annual installments commencing 60 days after receipt by the Corporation at any time on or after March 14, 2008 from the holders of at least a majority of the then outstanding shares of Series C preferred stock and Class B preferred stock, voting together as a single class, of written notice requesting redemption of all shares of Series C preferred stock and Class B preferred stock.

          Shares of Class A preferred stock shall be redeemed by the corporation at a price equal to $0.90 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus all declared and unpaid dividends thereon (the "Class A Redemption Price"), in three annual installments commencing 60 days after receipt by the Corporation, at any time after all shares of Series C preferred stock and Class B preferred stock have been redeemed from the holders of at least 67% of the then outstanding shares of Class A preferred stock, of written notice requesting redemption of all shares of Class A preferred stock.

Voting Rights

          Each share of preferred stock shall have one vote for each full share of common stock into which the respective share of preferred stock would be convertible on the record date of the vote.

Dividend Rights

          Holders of Class A preferred stock are entitled to receive dividends as if the preferred shares had been converted into shares of common stock at the time of such dividend only if, when and as declared by the Board of Directors. Holders of Class C and Class B preferred stock shall accrue dividends on each share of Class C and Class B preferred stock from the date of issuance at an annual rate of 8%, compounded annually. The Class C and Class B accruing dividend shall be cumulative and shall accrue whether or not declared. Through December 31, 2006, no dividends have been declared or paid by the Company. As of December 31, 2006 cumulative unpaid dividends were $5,100, $1,344 and $4,323 on Series B, Series B-1 and Series C preferred stock, respectively.

10. Convertible Redeemable Preferred Stock -- (continued)

Conversion Rights

          Any share of convertible preferred stock may, at the option of the holder, be converted at any time into fully paid and nonassessable shares of common stock. The number of shares of common stock to which a holder of a particular series of convertible redeemable preferred stock shall be entitled upon conversion shall be the product obtained by multiplying the applicable conversion rate for that series of preferred stock by the number of shares of such series preferred stock being converted. The applicable conversion rates for each outstanding share of convertible redeemable preferred stock are as follows:

Convertible Redeemable Preferred Stock	Conversion Rate
Series A	1.9
Series A-1	3
Series B	1
Series B-1	1
Series C	1

          In addition, the conversion ratio can be increased or decreased in the event of a stock dividend, reverse stock split, capital reorganization or a consolidation or merger with another company.

          The Series A, A-1, B, B-1 and C preferred stock automatically convert into common stock and the accretion of accrued dividends will be eliminated upon the closing of an initial public offering in which the offering price equals or exceeds $2.00 per share and results in gross proceeds of at least $30,000 or upon written consent of at least two-thirds of the Class A, a majority of the Class B and a majority of the Series C then outstanding preferred stockholders.

Liquidation Preference

          Upon any liquidation, dissolution or winding-up of the Company, the holders of the shares of Series C preferred stock and Class B preferred stock shall be entitled to be paid, on a pari passu basis with each other before any distribution or payment is made upon any Class A preferred stock or common stock or any other stock ranking on liquidation junior to the Series C preferred stock and Class B preferred stock, an amount equal to $0.5448 and $0.30 per share with respect to the Series C preferred stock and Class B preferred stock, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus all unpaid preferred accruing dividends and any other declared but unpaid dividends thereon. Such amount payable with respect to one share of Series B or B-1 preferred stock is referred to as the Series B liquidation preference payment, and with respect to one share of Series C preferred stock is referred to as the Series C liquidation preference payment.

          Upon any liquidation, dissolution or winding-up of the Company, after payment in full of the Class B liquidation preference payments and the Series C liquidation preference payment, the holders of the shares of Class A preferred stock shall be entitled to be paid before any distribution or payment is made upon any Common Stock or any other stock ranking on liquidation junior to the Class A preferred stock, an amount equal to the greater of (i) $0.90 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, in the case of each share, an amount equal to any declared but unpaid dividends, or (ii) such amount per share as would have been payable had each such share been converted to Common Stock immediately prior to such liquidation, dissolution or winding up.

          Upon any liquidation, dissolution or winding-up of the Company, after payment in full of the Class B liquidation preference payments and the Series C liquidation preference payments and the Class A liquidation preference payments, the remaining assets and funds of the Company available for distribution to its stockholders shall be distributed among the holders of shares of Series C and Class B preferred stock and common stock, pro rata based on the number of shares of common stock held by each, treating for this purpose all such securities as if they had been converted to common stock immediately prior to the liquidation, dissolution or winding up. Holders of Series B-1, however, shall not be entitled to receive any portion of the distribution until such time as the amount paid to a holder of Series B-1 convertible redeemable preferred stock equals the amount received by a holder of Series B convertible redeemable preferred stock. In addition, if the amount which the holders of Series B-1 convertible redeemable preferred stock are entitled to receive shall exceed $0.60 per share ("the Maximum Participation amount"), each holder of Series B-1 convertible redeemable preferred stock shall be entitled to receive the greater of (i) the Maximum Participation amount or (ii) the amount such holder would have received if he/she had converted his/her shares of Series B-1 convertible redeemable preferred stock into common stock immediately prior to the dissolution, liquidation or winding-up of the Corporation. Furthermore, if the amount which the holders of Series C convertible redeemable preferred stock are entitled to receive shall exceed $1.0896 per share ("the Maximum Participation amount"), each holder of Series C convertible redeemable preferred stock shall be entitled to receive the greater of (i) the Maximum Participation amount or (ii) the amount such holder would have received if he/she had converted his/her shares of Series C convertible redeemable preferred stock into common stock immediately prior to the dissolution, liquidation or winding-up of the Corporation.

11. Common Stock

          Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to the preferential dividend rights of the preferred stock.

          At December 31, 2005 and 2006, the Company had 155,726,214 and 158,841,811, respectively, shares of its common stock reserved for issuance upon conversion of the Series A, A-1, B, B-1 and C preferred stock (including shares issuable upon the exercise of outstanding warrants to purchase Series A preferred stock) and the exercise of all outstanding options to purchase common stock.

Restricted Stock Agreements

          The Company has entered into restricted stock purchase agreements with certain employees. In the event that the employment is terminated, the Company had the right to repurchase the unvested shares at the original purchase price, or the then fair market value, if lower.

          For the years ended December 31, 2006, 2005 and 2004, pursuant to certain restricted stock purchase agreements and certain stock repurchase and option agreements (Note 10), 0, 0, and 1,305,000 shares of restricted common stock were purchased by employees of the Company, respectively. The stock restrictions relate to the sale and transferability of the stock, lapse according to a vesting schedule and are contingent upon continued employment to the Company. The shares of restricted common stock generally vest 25% upon one year from the original stock option grant and in equal monthly installments thereafter over the next three years. In the event the employment or consulting relationship is terminated, the Company has the right to repurchase the unvested shares at the original purchase price or the then fair market value, if lower.

          At December 31, 2006, and March 31, 2007 (unaudited), 767,146 and 349,704 shares of common stock were subject to repurchase, respectively, by the Company.

12. 2001 Stock Plan

          In July 2001, the Company adopted the 2001 Stock Plan (the "Plan") which provides for the grant of incentive stock options, nonqualified stock options, stock awards or stock purchase opportunities, for the purchase of up to 10,000,000 shares of the Company's common stock by employees, consultants and directors of the Company. In August 2003, the Company increased the number of shares available under the Plan to 29,399,239 shares. In June 2004, the Company further increased the number of shares available under the Plan to 41,517,462 shares. In October 2005, the Company increased the number of shares available under the Plan to 46,959,716 shares. In December 2006, the Company increased the number of shares available under the plan to 55,819,716. The Board of Directors is responsible for administration of the Plan. The Board determines the option exercise price, the number of shares for which each option or award is granted and the rate at which each option or award becomes exercisable.

Stock Options

          Incentive and non-qualified stock options may be granted to any employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of fair value in the case of holders of more than 10% of the Company's voting stock) and with a term not to exceed ten years from the date of the grant (not to exceed five years in the case of holders of more than 10% of the Company's voting stock). The options vest and become exercisable over a period determined by the Board of Directors, generally at a rate of 25% on the first anniversary date of grant and in equal monthly installments thereafter over the next three years.

          A summary of the activity under the Company's stock option plan is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2003	12,206,090	$0.04
Granted	7,746,769	0.12
Exercised	(148,227)	0.03		$11
Canceled	(4,296,386)	0.03

Outstanding at December 31, 2004	15,508,246	$0.09
Granted	12,351,553	0.17
Exercised	(2,561,446)	0.04		$257
Canceled	(2,439,939)	0.13

Outstanding at December 31, 2005	22,858,414	$0.14
Granted	7,281,440	0.84
Exercised	(2,872,614)	0.10		$6,572
Canceled	(1,293,229)	0.23

Outstanding at December 31, 2006	25,974,011	$0.33	8.24	$14,268

Granted (unaudited)	6,325,247	1.19
Exercised (unaudited)	(1,618,189)	0.16
Canceled (unaudited)	(623,444)	0.39

Outstanding at March 31, 2007 (unaudited)	30,057,625	$0.52

Exercisable at December 31, 2006	10,666,558	$0.17	7.44	$7,604

Exercisable at March 31, 2007 (unaudited)	11,407,936	$0.20	7.35	$12,465

          The following table summarizes information about options outstanding:

	Options Outstanding as of December 31, 2006			Options Exercisable
Exercise Price Range	Number of Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$0.03	2,373,381	6.13	$0.03	2,077,653	6.13	$0.03
$0.09	1,403,168	5.02	$0.09	1,402,542	5.02	$0.09
$0.14	12,121,373	7.49	$0.14	5,964,679	7.49	$0.14
$0.27	3,086,271	8.25	$0.27	432,158	8.25	$0.27
$0.81	3,963,483	8.73	$0.81	738,296	8.73	$0.81
$0.87	1,265,335	9.49	$0.87	36,230	9.49	$0.87
$0.88	1,761,000	9.96	$0.88	15,000	9.96	$0.88

	25,974,011			10,666,558

	Options Outstanding as of March 31, 2007 (unaudited)			Options Exercisable (unaudited)
Exercise Price Range	Number of Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life in Years	Weighted Average Exercise Price
$0.03	2,187,371	6.15	$0.03	2,068,610	6.15	$0.03
$0.09	1,324,209	4.83	$0.09	1,324,209	4.83	$0.09
$0.14	10,595,063	7.86	$0.14	5,575,024	7.86	$0.14
$0.27	2,905,543	8.51	$0.27	1,289,394	8.51	$0.27
$0.81	3,729,316	8.98	$0.81	1,006,377	8.98	$0.81
$0.87	1,230,856	9.49	$0.87	61,530	9.49	$0.87
$0.88	1,761,000	9.71	$0.88	82,170	9.71	$0.88
$0.98	1,971,520	9.86	$0.98	622	9.86	$0.98
$1.29	4,352,747	9.93	$1.29	—	9.93	$1.29

	30,057,625			11,407,936

          At December 31, 2006, there were 8,190,900 options available for future grant under the Plan.

          The Company has issued awards to purchase common stock to nonemployee consultants in exchange for their services. During the years ended December 31, 2001, 2002, 2003, 2004, 2005, and 2006 the Company issued awards to these nonemployees to purchase 462,000, 138,250, 1,144,000, 320,000, 20,000 and 215,000 shares of common stock, respectively, at exercise prices of $0.01, $0.09, $0.03, $0.14, $0.14, $0.88 and $0.87 per share, respectively, which vest ratably over a period of two to four years from date of grant. The fair value of the options is being expensed over the requisite service period and is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2004, 2005 and 2006, respectively: no dividend yield, volatility of 75%, 75% and 45%, respectively, risk-free interest rates of 4.04%, 4.04%, and 4.6%, respectively, and remaining contractual term. The Company remeasures the fair value of unvested nonemployee awards each accounting period and changes in fair value are amortized over the remaining vesting period. The Company recognized $43, $53 and $143, of stock-based compensation expense during the years ended December 31, 2004, 2005, and 2006, respectively, relating to these options.

          During 2006, an executive of the Company resigned. As part of the severance arrangement, vesting on 202,484 options was accelerated and the term which vested options would be exercised was extended to December 31, 2006. As a result of this modification, the Company recorded compensation expense of $136.

          In January 2007, an executive of the Company resigned. As part of the severance arrangement, vesting on 205,479 options was accelerated and the term which vested options would be exercised was extended to April 2, 2007. As a result of this modification, the Company recorded compensation expense of $152. (unaudited)

          The Board of Directors authorized the repurchase of 108,334, 239,404 and 11,305 shares of common stock at a cost of $4, $8 and $0 in 2004, 2005 and 2006, respectively. In 2006, the Board of Directors approved the retirement of 384,366 shares of treasury stock that were made available for future grant.

13. 401(k) Savings Plan

          During 2002, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. For the years ended December 31, 2004, 2005 and 2006, and for the unaudited three months periods ended March 31, 2006 and March 31, 2007 the Company made no contributions to the plan.

14. Industry Segment, Geographical Information and Significant Customers

          SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development, sale and servicing of IP based storage area networks (SANs) and all significant assets are held in the U.S. Our chief operating decision-maker is our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis.

          Revenue, classified by the major geographic areas was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)
North America	$9,450	$26,104	$56,718	$11,198	$20,196
Europe	622	2,970	9,584	1,610	2,696
Asia Pacific	282	886	1,762	8	898

Total revenue	$10,354	$29,960	$68,064	$12,816	$23,790

15. Allowance for Doubtful Accounts

          A summary of the activity in the allowance for doubtful accounts is presented below:

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for Doubtful Accounts
Year ended December 31, 2004	$14	$89	$1	$102
Year ended December 31, 2005	$102	$125	$32	$195
Year ended December 31, 2006	$195	$398	$69	$524

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including                      , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                       Shares

EqualLogic, Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

RBC Capital Markets

Pacific Crest Securities

Canaccord Adams

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

          The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD filing fee.

Amount
Securities and Exchange Commission registration fee		$3,838
NASD		13,000
Nasdaq Stock Market listing fee		100,000
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

          Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation that will become effective upon the closing of this offering provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

          Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          Our restated certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of EqualLogic) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of EqualLogic, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of EqualLogic to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of EqualLogic, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of EqualLogic, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

          We intend to enter into indemnification agreements with each of our directors and our executive officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

          We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

          In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

          Set forth below is information regarding shares of common stock issued, and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

          (a)   Issuances of Capital Stock

            (1)   In June 2004, we issued an aggregate of 36,710,720 shares of our series C convertible preferred stock at a price per share of $0.5448 to individual investors for an aggregate purchase price of $20,000,000. Upon the closing of this offering, these shares will convert automatically into 36,710,720 shares of our common stock.

            (2)   From the period beginning January 1, 2004 through August 9, 2007, we have issued an aggregate of 1,305,000 shares of restricted common stock at a price ranging from $0.03 to $0.14 per share to certain of our employees, consultants and directors pursuant to our 2001 Stock Plan.

          No underwriters were involved in the foregoing sales of securities. The securities described in paragraph (a)(1) of Item 15 were issued to U.S. investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act and Rule 506 of Regulation D promulgated thereunder relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. The securities described in paragraph (a)(2) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

          (b)   Stock Option Grants

          From the period beginning January 1, 2004 through August 9, 2007, we have granted stock options to purchase an aggregate of 35,936,009 shares of our common stock with exercise prices ranging from $0.03 to $2.31 per share, to employees, directors and consultants pursuant to our 2001 Stock Plan. An aggregate of 7,755,194 shares have been issued upon the exercise of stock options for an aggregate consideration of $725,958 as of August 9, 2007. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

          The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in this paragraph (b) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.    Exhibits

          The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

            (2)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashua, State of New Hampshire, on the 9th day of August, 2007.

EQUALLOGIC, INC.
By:	/s/ DONALD P. BULENS Donald P. Bulens President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald P. Bulens, Richard S. Haak, Jr. and John F. Milton, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DONALD P. BULENS Donald P. Bulens	Director, President and Chief Executive Officer (Principal Executive Officer)	August 9, 2007
/s/ RICHARD S. HAAK, JR. Richard S. Haak, Jr.	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 9, 2007
/s/ MICHAEL A. BROWN Michael A. Brown	Chairman of the Board of Directors	August 9, 2007
/s/ CHRISTOPHER BALDWIN Christopher Baldwin	Director	August 9, 2007
/s/ EDWIN J. GILLIS Edwin J. Gillis	Director	August 9, 2007

/s/ GREGORY C. GRETSCH Gregory C. Gretsch	Director	August 9, 2007
/s/ RICHARD S. GRINNELL Richard S. Grinnell	Director	August 9, 2007
/s/ PETER C. HAYDEN Peter C. Hayden	Director	August 9, 2007

EXHIBIT INDEX

Exhibit number	Description
1.1*	Form of Underwriting Agreement
3.1	Fourth Amended and Restated Certificate of Incorporation of the Registrant, as amended
3.2*	Form of Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering
3.3	Bylaws of the Registrant
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering
4.1*	Specimen Certificate evidencing shares of common stock
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1	2001 Stock Plan, as amended
10.2	Form of Incentive Stock Option Agreement under the 2001 Stock Plan
10.3	Form of Non-Qualified Stock Option Agreement under the 2001 Stock Plan
10.4	Form of Employee Stock Purchase and Restriction Agreement under the 2001 Stock Plan
10.5*	2007 Stock Incentive Plan
10.6*	Form of Incentive Stock Option Agreement under the 2007 Stock Incentive Plan
10.7*	Form of Nonstatutory Stock Option Agreement under the 2007 Stock Incentive Plan
10.8*	Form of Restricted Stock Agreement under the 2007 Stock Incentive Plan
10.9	Third Amended and Restated Investor Rights Agreement, dated June 18, 2004, among the Registrant and the parties listed therein
10.10	Lease Agreement, dated March 2, 2007, between the Registrant and Hewlett-Packard Company
10.11	Loan and Security Agreement, dated January 20, 2006, between the Registrant and Silicon Valley Bank, as amended
10.12	Form of Value Added Reseller Agreement
10.13	Form of International Value Added Reseller Agreement
10.14	Form of Indemnification Agreement between the Registrant and Christopher Baldwin, Gregory C. Gretsch and Richard S. Grinnell
10.15	Form of Indemnification Agreement between the Registrant and its directors, other than Christopher Baldwin, Richard S. Grinnell and Gregory C. Gretsch, and executive officers
10.16*	Form of Severance and Change-of-Control Agreement between the Registrant and its executive officers
10.17+	OEM Purchase Agreement, dated April 25, 2005, between the Registrant and Xyratex Technology Limited
21.1	Subsidiaries of Registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).
24.1	Powers of Attorney (included on signature page).

*
To be filed by amendment.

+
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

QuickLinks

PROSPECTUS SUMMARY
EqualLogic
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
INDUSTRY AND MARKET DATA
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
EqualLogic, Inc. Index to Consolidated Financial Statements
EqualLogic, Inc. Consolidated Balance Sheets (in thousands, except share and per share amounts)
EqualLogic, Inc. Consolidated Statements of Operations (in thousands, except share and per share amounts)
EqualLogic, Inc. Consolidated Statements of Stockholders' Deficit (in thousands except for share amounts)
EqualLogic, Inc. Consolidated Statements of Cash Flows (in thousands)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX